As confidentially submitted to the U.S. Securities and Exchange Commission on June 30, 2025.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Registration No. 333-[●]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM S-1

____________________

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

VERDE RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Nevada	2950	32-0457838
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

8112 Maryland Avenue, Suite 400

St. Louis, MO 63105

(314) 530-9071

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

____________________

Jack Wong

Chief Executive Officer

Verde Resources, Inc.

8112 Maryland Avenue, Suite 400

St. Louis, MO 63105

Tel: (314) 530-9071

(Name, address, including zip code, and telephone number, including area code, of agent for service)

____________________

Copies to:

Richard I. Anslow, Esq. Lawrence A. Rosenbloom, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, New York 10105 Phone: (212) 370-1300 Fax: (212) 370-7889	Faith L. Charles, Esq. Thompson Hine LLP 300 Madison Avenue, 27th Floor New York, New York 10017 Phone: (212) 344-5680 Fax: (212) 344-6101

 Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date hereof.

_________________

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large, accelerated filer,” “accelerated filer,” and “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large, accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED , 2025

[•] Shares of Common Stock

This is a firm commitment underwritten public offering of shares of common stock, par value $0.001 per share, of Verde Resources, Inc. (“we,” “us,” “our,” the “Company” or “Verde”). We are offering [●] shares of our common stock at an assumed offering price of [●], the midpoint of our estimated public offering price per share, which we currently estimate will be between $[●] and $[●] per share.

Our common stock is quoted on the OTCQB Venture Market operated by OTC Markets Group, Inc. (the “OTCQB”), under the ticker symbol “VRDR.” On June 27, 2025, the last reported price of our common stock was $0.094 per share. There is a limited public trading market for our common stock. We have applied to list our common stock on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “VRDR”. We believe that upon completion of this offering contemplated by this prospectus, we will meet the standards for listing on Nasdaq. No assurance can be given that our application will be approved, and this offering will not proceed unless such application is approved.

The offering price of our shares of common stock in this offering will be determined between us and the underwriter of this offering at the time of pricing, considering our historical performance and capital structure, prevailing market prices and conditions, and overall assessment of our business, and may be at a discount to the current market price. Therefore, the recent market price of our common stock and the public offering price of the common stock used throughout this prospectus for this offering may not be indicative of the actual offering price for the shares of common stock.  Moreover, in order to meet Nasdaq’s minimum bid price for listing, we will need to effect a reverse stock split of our common stock prior to the consummation of this offering.  Such reverse stock split may also adverse effect the price of our common stock and, therefore, the valuation of our common stock sold in this offering.

We are a “smaller reporting company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and have elected to comply with certain reduced public company reporting requirements. See “Prospectus Summary — Implications of Being a Smaller Reporting Company.”

Investing in our common stock is speculative and involves significant risks. You should read the section entitled “Risk Factors” beginning on page 12 of this prospectus for a discussion of information that should be considered before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)(2)	$	$
Proceeds to us, before expenses	$	$

____________

(1)	Represents underwriting discount and commissions equal to eight percent (8%) per share.
(2)

Does not include the reimbursement of certain expenses of the underwriters. In addition, we have agreed to issue upon the closing of this offering, compensation warrants to Maxim Group LLC, exercisable for a period of five years from the commencement date of sales in this offering entitling Maxim Group LLC to purchase up to 5% of the number of shares sold in this offering at a per share exercise price equal to 110% of the public offering price. The registration statement of which this prospectus is a part also covers such warrants and the shares issuable upon the exercise thereof. For a description of the other terms of compensation to be received by the underwriters, see “Underwriting.”

Maxim Group LLC (“Maxim” or the “Underwriter”) is acting as the underwriter in this offering. We have granted Maxim a 45-day option to purchase up to [●] additional shares of common stock on the same terms as other shares being purchased by Maxim from us, solely to cover over-allotments, if any (such shares not to exceed, in the aggregate, 15% of the shares offered hereby). If Maxim exercises the option in full, the total underwriting discounts and commissions payable by us will be $[●], and the total proceeds to us, before expenses, will be $[●].

The underwriters expect to deliver the shares on or about , 2025.

Maxim Group LLC

Sole Bookrunning Manager

The date of this prospectus is , 2025.

Through and including , 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information in this prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this prospectus are “forward-looking statements” for purposes of federal and state securities laws, including statements regarding our expectations and projections regarding future developments, operations and financial conditions, and the anticipated impact of our acquisitions, business strategy, and strategic priorities. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. The forward-looking statements in this prospectus are only predictions and are based largely on our current expectations and projections about future events and financial trends that we reasonably believe may affect our business, financial condition, and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to known and unknown risks, uncertainties, and assumptions. Although we believe the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and inherent risks and uncertainties.

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Accordingly, you are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether because of any new information, future events, changed circumstances or otherwise. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, those summarized below:

•	ineffectively competing in our industry;

•	the impact of governmental laws and regulation;

•	our ability to successfully execute definitive documentation for and implement our licensing model strategy (including our proposed material licensing and collaboration with Ergon);

•	our ability to effectively scale our operations in the United States and other regions, either on our own or through third-party collaborators;

•	our ability to adequately market our products and services, and to develop additional products and product offerings;

•	our ability to successfully expand our operations into foreign markets;

•	assumptions related to the size of the market for our products and solutions;

•	our future capital needs;

•	our ability to expand our revenue streams beyond a licensing model;

•	difficulties with certain licensees or other third parties upon which we rely;

•	our ability to expand our technological capabilities;

•	our ability to attract, develop, and retain capable key personnel;

•	inadequately protecting our intellectual property or other breaches of security; and

•	other factors detailed under the section of this prospectus entitles “Risk Factors.”

The other risks identified in this prospectus including, without limitation, those under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as such factors may be updated from time to time in our other filings with the SEC.

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ABOUT THIS PROSPECTUS

You should rely only on the information contained in or incorporated by reference in this prospectus. Neither we nor the underwriters have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

You should not assume that the information contained in this prospectus, or any document incorporated by reference in this prospectus, is accurate as of any date other than the date on the front cover of the applicable document. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Neither the delivery of this prospectus nor any distribution of securities in accordance with this prospectus shall, under any circumstances, imply that there has been no change in the information set forth or incorporated by reference into this prospectus or in our affairs since the date of this prospectus. Our business, financial condition, operating results and prospects may have changed since that date. Information contained on our website, or any other website operated by us, is not part of this prospectus.

Before purchasing any securities, you should carefully read both this prospectus, together with the additional information described under the heading “Where You Can Find More Information” in this prospectus.

INDUSTRY AND MARKET DATA

This prospectus includes industry data and forecasts that we obtained from industry publications and surveys, public filings, and internal company sources. Statements as to our market estimates are based on independent industry publications, government publications, third-party forecasts and management’s good faith estimates and assumptions about our markets and our internal research. Although we believe our internal company research and estimates are reliable, such research and estimates have not been verified by any independent source. This data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Risk Factors” and “Cautionary Note Regarding Forward Looking Statements” in this prospectus.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus, but it does not contain all of the information that you may consider important in making your investment decision. You should read the entire prospectus carefully, including the section entitled “Risk Factors” in this prospectus, the financial statements and the notes to the financial statements included elsewhere in this prospectus.

Unless the context indicates otherwise, all share and per share numbers shown in this prospectus do not give effect to a planned reverse stock split (the “Reverse Stock Split”) which we expect to effect before the registration statement in relation to this offering is declared effective.

Overview

We are a road construction and building materials company offering proprietary, environmentally sustainable materials and seeking to redefine our industry with a clear mission: enabling the “Transition to Zero.”  Our proprietary solutions incorporate biochar, a powerful carbon sequestering material, into infrastructure with the goal of reducing emissions, improving performance, and lowering overall costs. We are at the forefront of sustainable innovation in a sector that we believe is long overdue for transformation

Our approach reduces greenhouse gas (“GHG”) emissions, optimizes the use of native soils and recycled materials, speeds installation, and improves efficiency, all while cutting costs. Since 2021, our BioFraction™ facility in Borneo, Malaysia has been converting palm waste into biochar and other sustainable byproducts. Although operations in Borneo, have experienced a temporary slowdown, this is due to our  strategic focus on a test track research relationship between our wholly owned subsidiary, Verde Renewables Inc., and the National Center for Asphalt Technology (“NCAT”). This joint research endeavor is rigorously testing our innovative Biochar-Asphalt technology, which we believe promises superior performance, environmental sustainability, and the generation of Carbon Removal and Avoidance Credits.

Once our novel, eco-friendly Biochar-Asphalt technology solution is certified at the highest industry standards and we have implemented our strategic roadmap for achieving net-zero emissions through the licensing of the Biochar-Asphalt technology (the “Verde Net Zero Blueprint”) in the United States, we intend to introduce the same Verde Net-Zero Blueprint in Malaysia. We intend to target the country’s largest highway operators to help address a growing demand for biochar in the region. This demand, coupled with the certification, could enable the BioFraction™ plant to secure a significant client, which we believe would enable the resumption of normal operations in Malaysia with the potential for significant scale-up over time.

We have the ability to generate certified carbon removal credits through the production of biochar-infused asphalt, a process which has been independently validated through successful trials at the NCAT Test Track. Carbon offsetting is a system designed to reduce global greenhouse gas emissions by allowing countries, companies, or individuals to compensate for their own emissions by purchasing “credits” from projects that reduce or remove greenhouse gasses from the atmosphere. To generate these “credits”, which are often referred to as “carbon credits” or “carbon removal credits”, a carbon offsetting project must be certified by either a governmental authority or independent certification body, such as Puro.earth. With the United States consuming approximately 550 million tons of asphalt annually, the potential for credit generation is substantial.

We conduct the majority of our business operations in St. Louis, Missouri, through Verde Renewables, Inc. (“VRI”), a Missouri corporation.

Our Competitive Strengths

Despite the competitive nature of our industry and the relatively small size of our company, we believe we have certain competitive advantages, and we believe we will be able to capture a good market share through the following:

•	Scalable Licensing Model: We operate a global licensing model that enables building materials companies to integrate our proprietary technologies into their existing operations. We believe this capital-light approach allows us to scale quickly without the costs of manufacturing or installation. By partnering with companies that already have infrastructure and market access, we accelerate adoption, expand our impact, and enable the local generation of carbon-negative materials and credits. Freed from production, we can focus on innovation, while our partners focus on regulatory alignment and customer fit in their respective markets.

•	Next-Generation Road Technologies: Our products have been tested and shown to be more durable, cost-effective, and environmentally friendly than traditional hot mix asphalt for surface courses and cement- or lime-based methods for soil stabilization.

•	Carbon Impact: Our products can help contractors and infrastructure companies reduce their Scope 1, 2, and 3 emissions, enabling a path toward net-zero operations. Compared to traditional hot-mix asphalt products, our cold-mix biochar asphalt produces fewer emissions, including by eliminating high-temperature processing and requiring less electricity during manufacturing, being fully recyclable, and taking advantage of local and low-carbon sourcing of raw material inputs.

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•

Carbon Credit Generation: Unlike traditional materials, our solutions enable the creation of verified carbon removal credits, opening new revenue streams for our partners and their customers while helping them meet Environmental, Social, and Governance (“ESG”) and Net Zero goals.

•	Integrated Model: We combine proprietary building material technologies with carbon credit generation, offering both product and environmental value.

•	Verified Carbon Removal: Our use of biochar enables the generation of third-party certified carbon removal credits, backed by measurable data.

•	Asset-Light Expansion: Through licensing agreements and local processor partnerships, we can scale efficiently without heavy capital investment.

•	Policy and ESG Alignment: Our solution aligns with global Net Zero targets, Scope 1-3 emissions reductions, and climate-resilient procurement policies.

•	First-Mover Positioning: We are among the first to successfully commercialize asphalt-integrated biochar with verified carbon credits in the United States.

Our Growth Strategies

While the market in which we operate is highly competitive, we believe in our competitive advantages. We are focusing on the following strategies to further expand our horizons and fuel further growth:

•	Commercial Licensing: Partner with national and regional infrastructure companies to license our asphalt formulations and biochar technologies.

•	Biochar Supply Network: Establish a decentralized supply chain of biochar processors through IP licensing and offtake agreements.

•	Carbon Credit Monetization: Scale the generation and sale of carbon removal credits through verified methodologies and corporate buyers.

•	Geographic Expansion: Grow our presence across the United States and Southeast Asia by leveraging early success and demand from infrastructure owners.

Our Services and Products
We license two core proprietary technologies that form the foundation of our carbon-integrated road system:

•

Cold Mix Biochar Asphalt - Our cold mix asphalt is a surface course engineered with biochar, a stable form of carbon derived from organic waste, and formulated with a proprietary emulsifying agent that enables the creation of a specialized emulsion, facilitating a strong bond between the carbon and aggregate. The material has been independently validated, including through trials at the National Center for Asphalt Technology (NCAT), confirming its performance under real-world conditions. Importantly, it is the first asphalt surface course to enable the issuance of verified carbon removal credits, positioning it as a breakthrough in both sustainable infrastructure and climate mitigation.

•

TerraZyme Enzyme-Based Soil Stabilization - TerraZyme is our proprietary enzyme-based catalyst engineered to improve the strength, durability, and moisture resistance of native soils, serving as a sustainable alternative for road base preparation, subgrade stabilization, and erosion control. Unlike conventional stabilization methods, TerraZyme is a low-emission, cost-effective, and rapidly deployable solution that requires less equipment and labor while delivering superior long-term performance and carbon reduction.

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Recent Developments

Ergon Memorandum of Understanding

On June 4, 2025, we announced that our wholly owned subsidiary and primary operating company, VRI, entered into a memorandum of understanding (the “Ergon MOU”) with Ergon Asphalt & Emulsions, Inc. (“Ergon”), an industry pioneer in asphalt innovation and supply, to further the strategic alliance between the two companies that began with our and Ergon’s collaborative efforts to initially validate our cold mix biochar asphalt in Ergon’s Paragon Technical Services laboratory. The Ergon MOU outlines the principal terms and conditions under which we intend to grant Ergon an exclusive, royalty-bearing, non-transferable license to use, manufacture, commercialize, market, sell and distribute our proprietary technologies for road construction applications, including our stabilization enzyme, TerraZyme, and our proprietary emulsifying agent V24. The Ergon MOU only expresses a mutual indication of interest of both parties in the proposed license and the commitment of both parties to negotiate definitive documentation within ninety (90) days of signing the Ergon MOU.

Corporate History and Structure

We were incorporated under the laws of the State of Nevada on April 22, 2010. We are primarily engaged in producing net zero road construction and building materials. We have four wholly-owned subsidiaries, one majority-owned subsidiary, and three indirect wholly owned subsidiaries through which we manage the various segments of our business. Those subsidiaries are:

Verde Renewables, Inc., our wholly owned subsidiary, was incorporated under the laws of the State of Missouri on August 10, 2021. Verde Renewables is our principal operating entity through which we conduct the majority of our business.

Verde Resources Asia Pacific Ltd (“VRAP”), our wholly owned subsidiary, was acquired from Federal Mining Resources Limited on October 25, 2013. Through VRAP, we managed our former mining operations in Malaysia.

Verde Resources (Malaysia) SDN BHD (“Verde Malaysia”), our wholly owned subsidiary, was formed under the laws of Malaysia on January 17, 2022. Through Verde Malaysia, we conduct consultation services and the distribution of renewable agricultural commodities.

VerdePlus Inc. (“VerdePlus”), our majority owned subsidiary, was incorporated under the laws of the State of Missouri on October 16, 2024. VerdePlus is a joint venture with Nature Plus Inc. through which we produce low-carbon building materials by integrating our expertise with the innovative stabilization enzyme TerraZyme, an intellectual property of Nature Plus Inc.

Verde Life Inc. (“Verde Life”), our wholly owned subsidiary, was incorporated under the laws of the State of Oregon on November 15, 2021. Through Verde Life, we aim to develop health and wellness products formulated with natural plant extracts derived from crops cultivated using biochar.

Bio Resources Limited (“BRL”), our indirect wholly owned subsidiary, which we acquired from certain third parties on May 12, 2021. Through BRL we made our corporate pivot to green initiatives, focusing on the Catalytic Biofraction Process intellectual property that was held by BRL.

We acquired The Wision Project SDN BHD (“Wision”), our indirect wholly owned subsidiary, in May 2022. Wision provides us with digital marketing, public relations, branding, event management, and media relations services.

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Verde Estates LLC (“Verde Estates”) is our indirect wholly owned subsidiary which we formed on August 10, 2021 under the laws of the State of Missouri.

The following diagram illustrates our current corporate structure:

Listing on Nasdaq

Our common stock is currently quoted on the OTCQB under the symbol “VRDR.” In connection with this offering, we have applied to list our common stock on Nasdaq under the symbol “VRDR.” If our listing application is approved, we expect to list our common stock on Nasdaq upon consummation of this offering, at which point our common stock will cease to be traded on the OTCQB. No assurance can be given that our listing application will be approved. The listing requirements of Nasdaq include, among other things, a minimum stock price threshold of $4.00 per share. As a result, prior to effectiveness, we will need to take the necessary steps to meet the listing requirements of Nasdaq, including effecting the Reverse Stock Split. Such Reverse Stock Split may also adversely affect the price of our common stock and, therefore, the valuation of our common stock sold in this offering. There can be no assurance that our common stock will be listed on Nasdaq, and this offering is contingent on such listing being approved by Nasdaq.

Implications of Being a Smaller Reporting Company

We are a “smaller reporting company” as defined in Rule 12b-2 of the Exchange Act, and have elected to take advantage of certain of the scaled disclosure available for smaller reporting companies. We will remain a smaller reporting company until the end of the fiscal year in which (1) we have a public common equity float of more than $250 million, or (2) we have annual revenues for the most recently completed fiscal year of more than $100 million or a public float of more than $700 million as of the most recently completed second fiscal quarter. We also would not be eligible for status as a smaller reporting company if we become an investment company, an asset-backed issuer or a majority-owned subsidiary of a parent company that is not a smaller reporting company.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our shareholders may be different from what you might receive from other public reporting companies in which you hold equity interests.

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Corporate Information

We were incorporated under the laws of the State of Nevada on April 22, 2010. Our principal executive office is located at 8112 Maryland Avenue, Suite 400, St. Louis, Missouri, 63105, and our telephone number is (314) 530-9071. Our website is www.verderesources.com. Information contained on, or available through, our website does not constitute part of, and is not deemed incorporated by reference into, this prospectus, and investors should not rely on such information in deciding whether to purchase shares of our common stock.

Summary of Risk Factors

Investing in our common stock is speculative and involves significant risks.  We urge you to read “Risk Factors” and this prospectus in full. Our principal risks include, but are not limited to, the following:

Risks Related to Our Business and Industry

•	We are dependent on third-party licensees and loss of these licensees could have a material adverse effect on our business, financial condition and results of operations.

•	We expect to enter into an exclusive U.S. license agreement with Ergon, on which our business will be substantially reliant.

•	Our business depends on activity within the construction industry, which can be cyclical.

•	We operate in a competitive industry where many companies are larger and better capitalized than we are.

•	Adverse public policy, economic, social and political situations in any country in which we operate could lead to a number of risks including health and safety risks for our people, a fall in demand for our products, business interruption and/or restrictions on repatriation of earnings.

•	We are dependent on certain key personnel and loss of these key personnel could have a material adverse effect on our business, financial condition and results of operations.

•	Future integrations of the acquisitions or combinations with other businesses may not be as successful as previous acquisitions and combinations.

•	The inability to obtain raw materials from suppliers in a timely manner would adversely affect our and our licensees’ ability to offer our products.

•	Asphalt is sensitive to supply and price volatility.

•	We are subject to the many risks of doing business internationally, including but not limited to the difficulty of enforcing liabilities in foreign jurisdictions.

•	Failure to comply with the U.S. Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

•	Changes in U.S. climate policy may adversely affect the demand for our solutions and our business prospects.

•	If we fail to continue developing and improving upon our sustainable products, we may fall behind our competitors and our financial performance may be adversely impacted.

•	We contract with third parties for the manufacture of our low-carbon asphalt products and expect to continue to do so for additional years. This reliance on third parties increases the risk that we will not have sufficient quality and quantities of products or such quantities at an acceptable cost, which could delay, prevent or impair our business development.

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•	A number of our projects/contracts are complex, spanning multiple parties, years and/or products, and our future financial results may be adversely affected if we incorrectly forecast project budgets, deliver projects that do not meet contracted standards, or fail to deliver on time.

•	Our independent registered auditors have expressed substantial doubt about our ability to continue as a going concern.

•	Changes in interest rates could negatively impact our results of operations, stockholders’ equity (deficit) and fair value of net assets.

•	We may be exposed to risks relating to management’s conclusion that our disclosure controls and procedures and internal controls over financial reporting are ineffective.

•	If we fail to maintain effective internal controls over financial reporting, the price of our common stock may be adversely affected.

•	We do not carry business interruption insurance so we could incur unrecoverable losses if our business is interrupted.

•	If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

•	Delays or interruptions in shipping products of our businesses could affect our operations.

Risks Related to Our Securities and This Offering

•	We have considerable discretion as to the use of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

•	We may be unable to list our common stock on Nasdaq.

•	The Reverse Stock Split may have an adverse effect on the market price of our common stock.

•	Our failure to meet the continued listing requirements of Nasdaq could result in a de-listing of our common stock.

•	If our shares are delisted from Nasdaq and become subject to the penny stock rules, it would become more difficult to trade our shares.

•	An active market for our common stock may never develop, and we are under no obligation to seek out a more active market for our common stock.

•	The market price for our common stock may be volatile and will fluctuate.

•	To date, we have not paid any cash dividends, and no cash dividends will be paid in the foreseeable future.

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•	Our amended and restated articles of incorporation will allow our Board to create a new series of preferred stock without approval by our shareholders, which could adversely affect the rights of the holders of our common stock.

•	Future sales of our common stock may adversely affect the market price of our securities and our ability to raise funds in new offerings.

•	Our future results may vary significantly which may adversely affect the price of our common stock.

•	We will incur increased costs as a result of operating as a public company listed on Nasdaq, and our management will be required to devote substantial time to compliance requirements of the SEC and Nasdaq.

•	We are a “smaller reporting company” under the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to smaller reporting companies will make our common stock less attractive to investors.

•	If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our common stock, the price of our common stock and trading volume could decline.

•	You will likely experience additional, perhaps significant, dilution as a result of future equity offerings.

•	Our existing shareholders will be able to sell their shares after the completion of this offering subject to restrictions under Rule 144 under the Securities Act, which could impact the trading price of our common stock.

•	Our amended and restated bylaws that we anticipate adopting prior to the consummation of this offering designate certain courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

•	The proposed Reverse Stock Split could cause our stock price to decline relative to its value before the split and decrease the liquidity of shares of our common stock.

•	Following the proposed reverse stock split, we cannot assure you that we will be able to continue to comply with listing standards of the Nasdaq Capital Market.

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SUMMARY FINANCIAL INFORMATION

The following table sets forth summary financial and other data for the periods ended and at the dates indicated below. The following summary selected financial data as of and for the periods ended March 31, 2025 and 2024, have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The following summary selected financial data as of and for the years ended June 30, 2024 and 2023, which has been derived from our audited financial statements included in this prospectus. The financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

Statements of Operations Data:

Balance Sheet Data:		As of March 31,	As of June 30,
		2025 (unaudited)	2024	2023

Current assets		$3,874,121	$3,495,208	$887,932
Non-current assets		35,530,919	36,666,119	37,935,613
Total Assets		39,405,040	40,161,327	38,823,545
Current liabilities		1,356,407	2,479,020	1,477,281
Non-current liabilities		106,470	91,167	1,125,728
Total liabilities		1,462,877	2,570,187	2,603,009
Total Shareholders’ Equity		$37,942,163	$37,591,140	$36,220,536

Income Statement Data:	Nine months ended March 31,		Years ended June 30,
	2025 (unaudited)	2024 (unaudited)	2024	2023

Revenue, net	$128,690	$7,853	$96,584	$100,777
Cost of revenue	(59,303)	(7,012)	(62,978)	(238,153)
Gross profit (loss)	69,387	841	33,606	(137,376)
Operating expenses	(4,521,506)	(1,867,418)	(3,119,423)	(3,216,022)
LOSS FROM OPERATION	(4,452,119)	(1,866,577)	(3,085,817)	(3,353,398)
Total other income (expenses), net	966,125	(74,994)	(101,845)	(645,562)
LOSS BEFORE INCOME TAXES	(3,485,994)	(1,941,571)	(3,187,662)	(3,998,960)
Income tax expense	-	-	(112)	-
NET LOSS	(3,485,994)	(1,941,571)	(3,187,774)	(3,998,960)
Foreign currency adjustment (loss) income	(48,739)	9,328	7,286	(821,651)
COMPREHENSIVE LOSS	$(3,534,733)	$(1,932,243)	$(3,180,488)	$(4,820,611)
Basic and diluted net loss per share	$(0.00)	$(0.00)	$(0.00)	$(0.00)
Weighted average common shares outstanding, basic and diluted	1,238,271,472	1,184,245,979	1,187,606,780	1,019,752,220

Statements of Cash Flow Data:	Nine months ended March 31,		Years ended June 30,
	2025 (unaudited)	2024 (unaudited)	2024	2023

Cash flows used in operating activities	$(2,585,890)	$(1,362,827)	$(2,042,064)	$(1,656,896)
Cash flows provided by (used in) investing activities	2,681,175	(16,621)	(2,016,646)	(387,938)
Cash flows provided by financing activities	325,052	1,681,800	4,081,720	1,628,281
Foreign currency translation adjustment	(10,111)	64,635	55,718	198,045
Net change in cash and cash equivalents	410,226	366,987	78,728	(218,508)
At beginning of period/year	279,137	200,409	200,409	418,917
At end of period/year	$689,363	$567,396	$279,137	$200,409

8

THE OFFERING

Common Stock offered by us:	[●] shares of common stock.
Shares of common stock outstanding prior to this offering	[●] shares of common stock.
Shares of common stock to be outstanding after this offering	[●] shares of common stock (or [●] shares if Maxim exercises its over-allotment option to purchase additional shares in full).
Reverse Stock Split

We are planning to effect the Reverse Stock Split at a ratio of between [●] for 1 and [●] for 1 to meet the initial listing requirements of Nasdaq prior to the effectiveness of the registration statement of which this prospectus forms a part.

Use of proceeds

We estimate that the net proceeds from our issuance and sale of [●] shares of our common stock in this offering will be approximately $[●], assuming an initial offering price of $[●] per share (the midpoint of the price range set forth on the cover page), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If Maxim exercises its over-allotment option to purchase additional shares in full to cover over-allotments, if any, we estimate that our net proceeds will be approximately $[●].

We currently anticipate using the net proceeds from this offering, together with our existing resources, for expanding our technology relationships, research and development, and working capital and general corporate purposes. See the section titled “Use of Proceeds” for additional information.

Underwriter’s warrants

We have agreed to issue common stock purchase warrants to Maxim or its permitted assignees (“Underwriter Warrants”) to purchase five percent (5%) of total number of the shares of common stock (including the shares sold pursuant to the underwriter’s over-allotment option) sold in this offering. The Underwriter Warrants will have an exercise price equal to 110% of the offering price of the common stock sold in this offering. The Underwriter Warrants are exercisable commencing six (6) months from the effective date of the registration statement of which this prospectus forms a part and will terminate five (5) years after the commencement of sales in this offering.

Underwriter over-allotment option

We have also granted to Maxim an option, exercisable for 30 days from the closing of this offering, to purchase up to an aggregate of [●] additional shares of common stock at the public offering price.

Lock-up agreements

We, our directors, officers and any other holders of five percent (5%) or more of the outstanding shares of common stock of the Company as of the effective date of this registration statement (and all holders of securities exercisable for or convertible into shares of common stock) have agreed with Maxim not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any securities of the Company for a period of six months after the closing of this offering. See “Underwriting” for more information.

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Dividend policy

We have never paid dividends on the common stock and do not anticipate that we will pay dividends in the foreseeable future. We intend to use any future earnings for the expansion of our business. Any future determination of applicable dividends will be made at the discretion of the Board and will depend on the results of operations, financial condition, capital requirements and other factors deemed relevant. See “Dividend Policy.”

Risk factors	Investing in our common stock is speculative and involves a high degree of risk. For a discussion of factors you should consider in making an investment, see “Risk Factors” beginning on page 12.

Proposed Nasdaq listing

Our common stock is currently quoted on the OTCQB under the symbol “VRDR”. We have applied to have our common stock listed on Nasdaq under the symbol “VRDR”. There is no assurance that such application will be approved, and this offering is contingent upon the concurrent listing of our common stock on Nasdaq.

The number of shares of our common stock to be outstanding upon completion of this offering are based on 1,254,936,446 shares of our common stock outstanding as of the date of this prospectus, before giving effect to the Reverse Stock Split which we expect to effect before the registration statement in relation to this offering is declared effective

Unless otherwise indicated, this prospectus reflects and assumes the following:

• No exercise by Maxim of its over-allotment option; and

• No exercise of the Underwriter Warrants.

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RISK FACTORS

An investment in our common stock is speculative and involves a high degree of risk. Before making an investment decision, you should carefully consider the following risk factors, which address the material risks concerning our business and an investment in our common stock, together with the other information contained in this prospectus. If any of the risks discussed in this prospectus occur, our business, prospects, liquidity, financial condition and results of operations could be materially and adversely affected, in which case the trading price of our common stock could decline significantly, and you could lose all or part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Industry

We are dependent on third-party licensees and loss of these licensees could have a material adverse effect on our business, financial condition and results of operations.

We are reliant on a still developing licensing model where our licensees are responsible for producing high-quality products based on our proprietary technologies. As such, our success depends heavily on our ability to effectively manage and maintain these relationships, as well as the operational technologies provided to our licensees. Any failure to properly manage or oversee the use of our licensed technologies by these third-party partners could negatively impact the quality and consistency of the products, and in turn, our reputation and ability to operate effectively.

We intend to invest significantly in information and operational technologies to support our licensees and maintain operational efficiency. Some of these investments will involve complex, multi-year technology deployments that require specialized customization and project management to ensure they deliver the expected value. Our new technology infrastructure will be a mix of on-premises, hybrid, and cloud technologies, supported by both third-party outsourced service providers and internal resources. Any failure to properly manage the customization or deployment of these technologies within this complex operating environment could lead to additional costs, delays, or an erosion of the benefits realized from these investments.

Given the specific nature of the technology we license, we will be reliant on third-party specialists for implementation. Failure to secure appropriately skilled and experienced third-party partners may increase the risk of unsuccessful implementations, delays, and higher costs. If we fail to ensure that our licensees have the necessary support and technology investments at the right time, we risk losing our competitive advantage, reducing the quality of our products, or failing to comply with evolving laws and regulations.

In addition, our revenue and income potential for the licensing model is unproven and our business is continually evolving. We can give no assurance that we will be able to successfully implement our strategies and develop new technologies. Accordingly, the licensing business model could expose us to significant risks, beyond those associated with operating our existing business, including difficulties in partnering with the licensees and incurrence of unanticipated liabilities and expenses, and may materially adversely affect our business, prospects, liquidity, financial condition and results of operations.

We expect to enter into an exclusive U.S. license agreement with Ergon, on which our business will be substantially reliant.

On June 4, 2025, we signed the Ergon MOU, under which we expect to grant Ergon an exclusive, royalty-bearing, non-transferable license to use, manufacture, commercialize, market, sell and distribute our proprietary technologies for road construction applications, including our stabilization enzyme, TerraZyme, and our proprietary emulsifying agent V24 (the “Ergon License”).  The Ergon License would afford Ergon an exclusive license to engage in such activities in the United States.  As such, our relationship with Ergon will be critical to both the validation of our business plan as well as our prospects for future revenue growth.  However, the Ergon MOU only expresses a mutual indication of interest of both parties in the proposed license and the commitment of both parties to negotiate definitive documentation for the Ergon License by September 2, 2025. If such definitive documentation for the Ergon License is never entered into, we would need to find another qualified partner that will manufacture, commercialize, market, sell and distribute our products in the United States.  Such a process could require significant time and resources and would delay our operational expansion in the United States, which could cause a material adverse impact on our business, operating results and financial condition.

Assuming we reach agreement with Ergon on definitive documentation for the Ergon License (of which no assurances can be given), our business will be substantially reliant upon the Ergon License.  If Ergon fails to comply with applicable laws and regulations, fails to win bids from public authorities or private parties to purchase products containing our solutions, fails to produce or commercialize products containing our solutions, or otherwise causes us to not receive the anticipated economic benefit from the Ergon License, it would have a material adverse impact on our operations in the United States, resulting in an material adverse impact on our business, operating results, and financial condition.

Our business depends on activity within the construction industry, which can be cyclical.

Economic and political uncertainty can impede growth in the markets in which we operate. Demand for our products could decline if companies and consumers are unable to obtain financing for construction projects or if an economic slowdown causes delays or cancellations of capital projects. State and federal budget issues sometimes undermine the funding available for infrastructure spending. The lack of available credit may limit the ability of states to issue bonds to finance construction projects, which could affect our business in general.

While our business operations cover a wide geographic area, our earnings depend on the strength of the local economies in which we operate due to the high cost of transporting our low-carbon asphalt products relative to their selling price. If economic conditions and construction spending decline significantly in one or more areas, our profitability will decrease.

Demand for our products, particularly in the infrastructure construction market, is also impacted by federal, state, and local budget and deficit issues, as well as demand from the private sector. Remote working trends or other factors that reduce vehicle miles driven can negatively impact revenue streams that fund roadway projects. Further, delays or cancellations of projects in the construction markets may occur if companies and consumers are unable to obtain financing for construction projects or if consumer confidence continues to be eroded by economic uncertainty.

We operate in a competitive industry where many companies are larger and better capitalized than we are.

Our industry is a highly fractured industry comprised of a wide range of companies, including large publicly traded companies and smaller privately held companies. Many of these companies operate on a global basis, have more experience in the industry than we do, and are larger and better capitalized than we are. While we are not presently aware of any direct competitors, several of the companies within our industry have begun to prioritize research and development of sustainable alternatives to their traditional products, and it is possible that they may develop alternatives competitive with the solutions we offer. Further, we cannot eliminate the risk that, in the future, one or more third parties may attempt to, and may potentially succeed in, reverse-engineering or otherwise replicating our proprietary technology.

Adverse public policy, economic, social and political situations in any country in which we operate could lead to a number of risks including health and safety risks for our people, a fall in demand for our products, business interruption and/or restrictions on repatriation of earnings.

We primarily operate across North America and Southeast Asia. The economies of these regions in which we operate are broadly stable. However, they are at varying stages of development, which presents multiple risks and uncertainties that could adversely affect our operations and financial results. These risks and uncertainties include:

•	Changes in political, social or economic conditions;

•	New or strengthened trade protection measures, currency controls or import or export licensing requirements;

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•	Political unrest and currency shocks;

•	Social activism and civil disturbance, terrorist events or outbreak of armed conflict, among other potential causes;

•	Labor and procurement practices which contravene ethical considerations and regulatory requirements;

•	Unexpected changes in regulatory and tax requirements; and

•	Lockdowns or other restrictions due to public health emergencies, such as pandemics.

We are dependent on certain key personnel and loss of these key personnel could have a material adverse effect on our business, financial condition and results of operations.

Mr. Jack Wong, our current chief  executive officer, has extensive contacts and experience in the green climate-tech industry in the United States and other countries. We are heavily dependent on his abilities and services to develop and market our business. He is responsible for overseeing the day-to-day operations of our operating company. However, we may not be able to retain his services for any specified period of time, and the loss of his leadership could have a material adverse effect on our business operations, financial condition, and results of operations.

In addition to Mr. Wong, we must attract, recruit, and retain a qualified workforce of technically skilled employees in the United States to run our operations. Our ability to effectively implement our business strategies and expand operations depends on the successful recruitment and retention of highly skilled and experienced management and key personnel. If we are unable to maintain a strong management team, our business could face significant challenges, and you could lose any investment you make in our shares.

Future integrations of the acquisitions or combinations with other businesses may not be as successful as previous acquisitions and combinations.

We have a successful history of business combinations and integration of these businesses into our heritage operations. However, in connection with the integration of any other business that we acquire, there is a risk that we will not be able to achieve such integration in a successful manner or on the time schedule we have projected or in a way that will achieve the level of synergies, cost savings or operating efficiencies we forecast from the acquisition.

Any significant business acquisition or combination we might choose to undertake may require that we devote significant management attention and resources to preparing for and then integrating our business practices and operations. Based on our history, we believe we would be successful in this integration process. Nevertheless, we may fail to realize some of the anticipated benefits of any potential acquisition or other business combination that we pursue in the future if the integration process takes longer or is more costly than expected. Potential difficulties we may encounter in the integration process include the following:

•	inability to successfully combine operations in a manner that permits us to achieve the synergies anticipated to result from the proposed acquisition or business combination, which would result in the anticipated benefits of the acquisition or business combination not being realized partly or wholly in the time frame currently anticipated or at all;

•	complexities associated with managing the combined operations;

•	integration of personnel;

•	creation of uniform standards, internal controls, procedures, policies and information systems;

•	discovery of previously unknown liabilities and unforeseen increased expenses, delays or regulatory issues associated with integrating the remaining operations; and

•	performance shortfalls at business units as a result of the diversion of management attention caused by completing the remaining integration of the operations.

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The inability to obtain raw materials from suppliers in a timely manner would adversely affect our and our licensees’ ability to offer our products.

Our and our licensees’ ability to offer our products depends on the ability to obtain an adequate supply of biochar from our suppliers, who will also be the suppliers of our licensees. Transportation delays may adversely impact our supply chain. Additionally, failure by our suppliers to provide us with products that meet our required quality standards on commercially reasonable terms, potential cybersecurity attacks on our suppliers, and failure to comply with legal requirements for business practices, could have a material adverse effect on our business, financial condition, or results of operations. Furthermore, we rely heavily or, in certain cases such as in the United States, exclusively, on one supplier for biochar supply. If this supplier decides to discontinue its partnership with us and we are unable to replace such supplier with another qualified supplier, our business, operating results and financial condition could be materially and adversely impacted.

Asphalt is sensitive to supply and price volatility.

Asphalt competition is often based primarily on price due to potentially volatile input costs and lower barriers to entry, which is highly sensitive to changes in supply and demand. Prices fluctuate significantly in response to relatively minor changes in supply and demand, general economic conditions and other market conditions, which we cannot control. When asphalt producers increase production capacity or more asphalt is imported into the market, an oversupply of asphalt in the market may occur if supply exceeds demand. In that case, asphalt prices generally decline, making traditional asphalt products cheaper and more competitive with our low-carbon solutions, which could have a material adverse effect on our business, results of operation, and financial condition. Further, we cannot be assured that prices for our low-carbon asphalt products sold will not decline in the future or that such decline will not have a material adverse effect on our asphalt product line.

We are subject to the many risks of doing business internationally, including but not limited to the difficulty of enforcing liabilities in foreign jurisdictions.

We are a Nevada corporation and, as such, are subject to the jurisdiction of the State of Nevada and the courts of the United States for purposes of any lawsuit, action or proceeding by investors. An investor would have the ability to effect service of process in any action against the Company within the United States. In addition, we are registered as a foreign corporation doing business in Malaysia, and as such, are subject to the local laws of Malaysia governing an investors’ ability to bring actions in foreign courts and enforce liabilities against a U.S. issuer, or any person, based on U.S. federal securities laws.

We will need to raise capital to satisfy our capital needs and grow our company, particularly in light of the relatively small size of this offering. Future capital needs will require us to sell additional equity or debt securities that will dilute or subordinate the rights of our common stockholders, and our inability to raise capital when needed could cause our business to fail.

To develop our business as currently planned, we will need to raise additional capital, particularly in light of the relatively small size of this offering. We expect that we will need to make investments in our products and technologies before we can generate meaningful revenues. Moreover, our costs and expenses may be even greater than currently anticipated, and there may be investments or expenses that are presently unforeseen. In any case, we may be unable to raise sufficient capital to fund these costs and achieve significant revenue generation. Moreover, our future capital requirements are also difficult to predict with precision, and our actual capital requirements may differ substantially from those we currently anticipate.

As a result, we will need to seek equity or debt financing to finance a large portion of our future capital requirements. Such financing might not be available to us when needed or on terms that are acceptable, or at all. We will likely issue additional equity securities and may issue debt securities or otherwise incur debt in the future to fund our business plan. If we issue equity or convertible debt securities to raise additional funds, our existing stockholders will experience dilution, and the new equity (including preferred equity) or debt securities or other indebtedness may have rights, preferences, and privileges senior to those of our existing stockholders. If we incur additional debt, it may increase our leverage relative to our earnings or to our equity capitalization, requiring us to pay additional interest expenses.

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Our ability to obtain the necessary capital in the form of equity or debt to carry out our business plan is subject to several risks, including general economic and market conditions, as well as investor sentiment regarding our business. These factors may make the timing, amount, terms and conditions of any such financing unattractive or unavailable to us. The prevailing macroeconomic environment may increase our cost of financing or make it more difficult to raise additional capital on favorable terms, if at all. If we are unable to raise sufficient capital, we may have to significantly reduce our spending and/or delay or cancel our planned activities.

We may also seek to raise additional funds through collaborations and licensing arrangements. These arrangements, even if we are able to secure them, may require us to relinquish some rights to our technologies, or to grant licenses on terms that are not favorable to us.

As a result of the foregoing, we might not be able to obtain any financing, and we might not have sufficient capital to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations. If we cannot raise additional capital when we need or want to, our stock price, operations and prospects could be negatively affected, and our business could fail.

Failure to comply with the U.S. Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

We are subject to the U.S. Foreign Corrupt Practices Act, which generally prohibits U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, we are required to maintain records that accurately and fairly represent our transactions and have an adequate system of internal accounting controls. Foreign companies, including some that may compete with us, are not subject to these prohibitions, and therefore may have a competitive advantage over us. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

Changes in U.S. climate policy may adversely affect the demand for our solutions and our business prospects.

The ongoing impacts of climate change have intensified focus on environmental issues globally. In response, the prior U.S. presidential administration implemented several climate-related initiatives, including: (i) having the U.S. rejoin the Paris Agreement in 2021, (ii) announcing a target to reduce U.S. greenhouse gas emissions by 50% to 52% by 2030, and passing the Inflation Reduction Act of 2022, which included nearly $370 billion in climate-related provisions that provide funding, programs, and incentives to accelerate the U.S.’s transition to a clean energy economy. In contrast, the current administration has signalled a shift in federal policy, with a reduced emphasis on climate change initiatives, environmental regulations, and support for clean energy adoption.

Our products are designed to serve as carbon-negative alternatives to traditionally carbon intensive products. A diminished federal focus on climate-related policies and incentives could reduce interest among our target licensees end-users in adopting our solutions, particularly if our products are perceived as more expensive or politically unfavorable compared to conventional alternatives. This shift in market dynamics could materially and adversely effect our business, financial condition and results of operations.

If we fail to continue developing and improving upon our sustainable products, we may fall behind our competitors and our financial performance may be adversely impacted.

We operate in a competitive industry where the participants continuously develop innovative new products and solutions that enable their customers to work more efficiently, reduce their environmental footprint and realize greater cost savings. This is especially so in relation to changing customer preferences and demands for high-performance sustainability solutions with enhanced emissions and/or circularity profiles, including those with greater recycled content and/or innovations to existing products, that help them to deliver on their own climate or emissions-related commitments. Failure to continue leveraging innovation and other sustainability initiatives may allow other industry participants to develop their own technologies as alternatives to our solutions, potentially resulting in early obsolescence of our solutions and thus impairing our financial performance and/or future value creation.

We contract with third parties for the manufacture of our low-carbon asphalt products and expect to continue to do so for additional years. This reliance on third parties increases the risk that we will not have sufficient quality and quantities of products or such quantities at an acceptable cost, which could delay, prevent or impair our business development.

We rely, and expect to continue to rely, on third-party manufacturers for the production of low-carbon asphalt products. All of our asphalt products are manufactured by third parties, therefore our ability to increase production going forward will depend upon the experience, certification levels, and large-scale production capabilities of those third parties’ manufacturers. This reliance on third parties increases the risk that we will not have sufficient quality and quantities of products or such quantities at an acceptable cost, which could delay, prevent or impair our business development.

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A number of our projects/contracts are complex, spanning multiple parties, years and/or products, and our future financial results may be adversely affected if we incorrectly forecast project budgets, deliver projects that do not meet contracted standards, or fail to deliver on time.

Across our business lines, we will enter into contracts for complex, multi-year projects that comprise multiple product lines and as such we will be exposed to inherent risks related to forecasting and budgeting, project management and delivery, and quality control. If we fail to manage these risks effectively, we could suffer severe consequences that may have a material adverse effect on our business, financial condition and results of operations. In addition, any failure to manage these risks may also impact our licensees’ ability to bid for and/or win future projects or contracts, which could reduce our profitability and damage our reputation among our licensees or potential licensees.

Our independent registered auditors have expressed substantial doubt about our ability to continue as a going concern.

Our audited financial statements included in this report include an explanatory paragraph that indicates that they were prepared assuming that we would continue as a going concern. We have suffered recurring net losses, and record an accumulated deficits as of June 30, 2024. These conditions raise substantial doubts about our ability to continue as a going concern. The Company’s ability to continue as a going concern depends on the successful validation and certification of its Net Zero road construction blueprint by the National Center for Asphalt Technology (NCAT), which was achieved in December 2024, and its adherence to established carbon removal and avoidance methodologies. We believe achieving these milestones will enable the Company to generate revenue through the potential commercial licensing of the blueprint, royalties from the production of our specialized emulsion, biochar-asphalt surface course material, carbon credits, and sales of biochar. While there can be no assurances that we will be successful in our efforts, we are actively pursuing the commercial licensing of our Verde Net Zero Blue Print. If we are unsuccessful in our efforts, there may be substantial doubts regarding our ability to continue as a going concern, which could have a material adverse effect on the market price of our common stock and financial condition.

Changes in interest rates could negatively impact our results of operations, stockholders’ equity (deficit) and fair value of net assets.

Interest rates can fluctuate for a number of reasons, including changes in the fiscal and monetary policies of the federal government and its agencies, such as the Federal Reserve. Federal Reserve policies directly and indirectly influence the yield on our interest-earning assets and the cost of our interest-bearing liabilities. The availability of derivative financial instruments (such as options and interest rate and foreign currency swaps) from acceptable counterparties of the types and in the quantities needed could also affect our ability to effectively manage the risks related to our investment funding. Our strategies and efforts to manage our exposures to these risks may not be effective in the future, which could negatively impact our results of operations and the price of our common stock.

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We may be exposed to risks relating to management’s conclusion that our disclosure controls and procedures and internal controls over financial reporting are ineffective.

Until the effective date of the registration statement of which this prospectus forms a part, we will not have an independent audit committee and our Board of Directors may be unable to fulfill the functions of such a committee, which may compromise the management of our business. Our Board of Directors currently functions as our audit committee and is comprised of three directors, none of whom are considered to be “independent” in accordance with the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 or the Nasdaq Rules. An independent audit committee plays a crucial role in the corporate governance process, assessment of the Company’s processes relating to its risks and control environment, oversight of financial reporting, and evaluation of internal and independent audit processes. The lack of an independent audit committee may prevent the Board of Directors from being independent in its judgments and decisions and its ability to pursue the committee’s responsibilities, which could compromise the management of our business.

If we fail to maintain effective internal controls over financial reporting, the price of our common stock may be adversely affected.

We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. Any failure of these controls could also prevent us from maintaining accurate accounting records and discovering accounting errors and financial fraud.

We do not carry business interruption insurance so we could incur unrecoverable losses if our business is interrupted.

We are subject to risk inherent to our business, including equipment failure, theft, natural disasters, industrial accidents, labor disturbances, business interruptions, property damage, product liability, personal injury and death. We do not carry any business interruption insurance or third-party liability insurance or other insurance to cover risks associated with our business. As a result, if we suffer losses, damages or liabilities, including those caused by natural disasters or other events beyond our control and we are unable to make a claim against a third party, we will be required to bear all such losses from our own funds, which could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

We rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. However, trade secrets are difficult to protect. We limit disclosure of such trade secrets where possible but we also seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who do have access to them, such as our employees, contract manufacturers, consultants, advisors and other third parties. Despite these efforts, any of these parties may breach the agreements and may unintentionally or willfully disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. Moreover, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

Delays or interruptions in shipping products of our businesses could affect our operations.

We rely on third-parties to manage the distribution and transportation logistics of our products. Transportation logistics play an important role in allowing us to supply products to our customers. Any significant delays, disruptions or the non-availability of our transportation support system could negatively affect our operations. Transportation operations are subject to capacity constraints, high fuel costs and various hazards, including extreme weather conditions and slowdowns due to labor strikes and other work stoppages. If there are material changes in the availability or cost of transportation or distribution services, we may not be able to arrange alternative and timely means to transport our products at a reasonable cost, which could lead to interruptions or slowdowns in our businesses or increases in our costs.

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Risks Related to Our Securities and This Offering

We have considerable discretion as to the use of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We intend to use the net proceeds from this offering for innovation in technology, research and development, and general working capital and other corporate purposes. However, we have considerable discretion in the application of the proceeds. Because of the number and variability of factors that will determine our use of our net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate or other purposes with which you do not agree or that do not improve our profitability or increase our share price. The net proceeds from this offering may also be placed in investments that do not produce income or that lose value. Please see “Use of Proceeds” below for more information.

We may be unable to list our common stock on Nasdaq.

Prior to this offering, there was a limited public market for our common stock. We have applied to list our common stock on Nasdaq concurrently with the closing of this offering. However, we will need to take certain actions, such as the Reverse Stock Split, to meet the initial listing criteria of Nasdaq. Such a Reverse Stock Split could adversely affect the price of our common stock and, therefore, the valuation of our common stock sold in this offering.

We may not meet or maintain certain qualifying requirements for listing on a Nasdaq, including the initial listing criteria. The consummation of this offering is contingent upon our successful listing on Nasdaq. If we are unable to meet these requirements, we will not proceed with this offering.

The Reverse Stock Split may have an adverse effect on the market price of our common stock.

While we intend for the Reverse Stock Split to be sufficient to obtain our planned listing on Nasdaq, it is possible that the ratio at which the Reverse Stock Split occurs may be inadequate to meet the minimum bid price requirements and we may not be able to achieve our planned listing on Nasdaq.

In addition, there are several risks associated with the Reverse Stock Split, including that the Reverse Stock Split may not result in a sustained increase in the per share price of our common stock. There is no assurance that:

•

the market price per share of our common stock after the Reverse Stock Split will rise in proportion the reduction in the number of shares of our common stock outstanding before the Reverse Stock Split;

•	the Reverse Stock Split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;
•	the Reverse Stock Split will result in a per share price that will increase our ability to attract and retain employees and other service providers; and
•	the Reverse Stock Split will result in a sustained per share price that meets the initial listing requirements of Nasdaq.

The effect of the Reverse Stock Split, if any, upon the market price for our common stock cannot be accurately predicted. In particular, no assurances can be made that prices for shares of our common stock after the Reverse Stock Split will be commensurate with the ratio at which the Reverse Stock Split occurs. Furthermore, even if the market price of our common stock does rise following the Reverse Stock Split, no assurances can be made that the market price of our common stock immediately after the proposed Reverse Stock Split will be maintained for any period of time. Even if an increased per-share price can be maintained, the Reverse Stock Split may not achieve the desired results of listing our common stock on Nasdaq. Moreover, because some investors may view the Reverse Stock Split negatively, no assurances can be made that the Reverse Stock Split will not have an adverse impact on the market price of our common stock.

The market price of our common stock will also be based upon our performance and other factors, some of which are unrelated to the Reverse Stock Split or the number of shares outstanding. If the Reverse Stock Split is effected and the market price of our common stock declines, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of the Reverse Stock Split. The total market capitalization of our common stock after implementation of the Reverse Stock Split when and if implemented may also be lower than the total market capitalization before the Reverse Stock Split. Furthermore, the liquidity of our common stock could be adversely affected by the reduced number of shares that would be outstanding after the Reverse Stock Split.

While we intend for the Reverse Stock Split to be sufficient to obtain our listing on Nasdaq, it is possible that, even if the Reverse Stock Split results in a bid price for our common stock that exceeds the required price per share, another reverse split may be necessary in the future and we may not be able to continue to satisfy the other criteria for continued listing of our common stock on Nasdaq.

In addition, the Reverse Stock Split may result in some stockholders owning “odd lots” of less than 100 shares of common stock. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 shares.

Our failure to meet the continued listing requirements of Nasdaq could result in a de-listing of our common stock.

If we successfully complete our listing on Nasdaq and we subsequently fail to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to de-list our common stock. Such a de-listing would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a de-listing, we would take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

If our shares are delisted from Nasdaq and become subject to the penny stock rules, it would become more difficult to trade our shares.

The Securities and Exchange Commission (“SEC”) has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not obtain or retain a listing on Nasdaq and if the price of our common stock is less than $5.00, our common stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling their shares.

17

An active market for our common stock may never develop, and we are under no obligation to seek out a more active market for our common stock.

If there is a thin trading market or “float” for our common stock, the market price for our common stock may fluctuate significantly more than the stock market as a whole. Without a large float, our common stock would be less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our common stock may be more volatile. In addition, in the absence of an active public trading market, investors may be unable to liquidate their investment in us. Furthermore, the stock market is subject to significant price and volume fluctuations, and the price of our common stock could fluctuate widely in response to several factors, including, but not limited to:

•	our quarterly or annual operating results;

•	changes in our earnings estimates or the failure to accurately forecast and appropriately plan our expenses;

•	failure to achieve our growth expectations;

•	failure to attract customers and retain them;

•	the effect of increased or variable competition on our business;

•	additions or departures of key or qualified personnel;

•	failure to adequately protect our intellectual property;

•	costs associated with defending claims, including intellectual property infringement claims and related judgments or settlements;

•	changes in governmental or other regulations affecting our business;

•	our compliance with governmental or other regulations affecting our business; and

•	changes in global or regional industry, general market, or economic conditions.

The stock market has experienced extreme price and volume fluctuations in recent years that have significantly affected the quoted prices of the securities of many companies, including companies in our industry. The changes may not be possible to predict and often appear to occur without regard to specific operating performance. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our Company and these fluctuations could materially reduce our stock price.

The market price for our common stock may be volatile and will fluctuate.

The market price for shares of our common stock may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including the following: (i) a decrease in the demand for market analysis or market insight products and services; (ii) the liquidity of our common stock or lack thereof; (iii) significant acquisitions or business combinations, strategic partnerships, joint ventures, or capital commitments by or involving us or our competitors; (iv) news reports relating to trends, concerns, technological or competitive developments, regulatory changes, and other related issues in our industry or target markets; (v) revenue and earnings performance can significantly impact investor confidence and influence share price movements; (vi) leadership transitions or high-profile personnel changes may create uncertainty among investors and impact share price stability; and (vii) rapid advancements or disruptions in technology within our industry could affect market perceptions of our company’s ability to innovate and compete, leading to share price volatility. Financial markets often experience significant price and volume fluctuations that affect the market prices of equity securities of public entities and that are, in many cases, unrelated to the operating performance, underlying asset values or prospects of such entities. Accordingly, the market price of our shares of common stock may decline even if our operating results, underlying asset values or prospects have not changed.

18

To date, we have not paid any cash dividends, and no cash dividends will be paid in the foreseeable future.

We do not anticipate paying cash dividends on our common stock in the foreseeable future, and we may not have sufficient funds legally available to pay dividends. Even if the funds are legally available for distribution, we may nevertheless decide not to pay any dividends. We currently intend to retain all earnings for our operations.

Our amended and restated articles of incorporation will allow our Board to create a new series of preferred stock without approval by our shareholders, which could adversely affect the rights of the holders of our common stock.

Our amended and restated articles of incorporation that we anticipate will be in effect as of the consummation of this offering will provide our Board with the authority to fix and determine the relative rights and preferences of preferred stock. Our Board will also have the authority to issue preferred stock without shareholder approval. As a result, our Board could authorize the issuance of a series of preferred stock granting holders a preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock, and the right to redemption of the shares, together with a premium, prior to the redemption of our common stock. In addition, our Board could authorize the issuance of an additional series of preferred stock that has greater voting power than our common stock or that is convertible into our common stock, which could decrease the relative voting power of our common stock or result in dilution to our existing shareholders.

19

Future sales of our common stock may adversely affect the market price of our securities and our ability to raise funds in new offerings.

Sales of a substantial number of shares of our common stock or securities convertible into our common stock in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our common stock and could materially impair our ability to raise capital through equity offerings in the future.

The common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing stockholders may also be sold in the public market in the future subject to the restrictions in Rule 144 under the Securities Act and applicable lock-up agreements. Following the consummation of this offering, there will be [●] shares of common stock outstanding assuming full exercise of the underwriters’ over-allotment option, and [●] shares of common stock assuming no exercise of the underwriters’ over-allotment option. In connection with this offering, we and each of our directors and officers named in the section “Management,” and our existing stockholders holding five percent (5%) or more of our common stock prior to this offering have agreed not to sell shares of common stock for a period of six (6) months from the date of the closing of this offering without the prior written consent of Maxim, subject to customary exceptions. Maxim may release these securities from lock-up restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc., or FINRA. We cannot predict what effect, if any, market sales of securities held by our significant stockholders or any other stockholders or the availability of these securities for future sale will have on the market price of our common stock. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Our future results may vary significantly which may adversely affect the price of our common stock.

It is possible that our quarterly revenues and operating results may vary significantly in the future and that period-to-period comparisons of our revenues and operating results are not necessarily meaningful indicators of the future. You should not rely on the results of one quarter as an indication of our future performance. It is also possible that in some future quarters, our revenues and operating results will fall below our expectations or the expectations of market analysts and investors. If we do not meet these expectations, the price of our common stock may decline significantly.

We will incur increased costs as a result of operating as a public company listed on Nasdaq, and our management will be required to devote substantial time to compliance requirements of the SEC and Nasdaq.

As a company listed on Nasdaq, and particularly if we are no longer a smaller reporting company, we will incur significant legal, accounting and other expenses that we did not incur as an OTC listed company. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and rules subsequently implemented by the SEC and Nasdaq impose various requirements on listed companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

20

We are a “smaller reporting company” under the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to smaller reporting companies will make our common stock less attractive to investors.

We are a “smaller reporting company” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “smaller reporting companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may continue to be a smaller reporting company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as (i) the market value of our common stock held by non-affiliates is equal to or less than $250 million as of the last business day of the most recently completed second fiscal quarter, and (ii) our annual revenues is equal to or less than $100 million during the most recently completed fiscal year and the market value of our common stock held by non-affiliates is equal to or less than $700 million as of the last business day of the most recently completed second fiscal quarter.

We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. In addition, taking advantage of reduced disclosure obligations may make comparison of our financial statements with other public companies difficult or impossible. If investors are unable to compare our business with other companies in our industry, we may not be able to raise additional capital as and when we need it, which may materially and adversely affect our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our common stock, the price of our common stock and trading volume could decline.

Any trading market for our common stock may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our common stock would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our common stock and the trading volume to decline.

You will likely  experience additional, perhaps significant, dilution as a result of future equity offerings.

In order to raise additional capital, we have issued equity securities in the past and may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock at prices that may not be the same as the price per unit in this offering. The price per share at which we sell additional shares of our common stock, or securities convertible or exchangeable into common stock, in future transactions, may be lower than the price per share paid by investors in this offering.

Our existing shareholders will be able to sell their shares after the completion of this offering subject to restrictions under Rule 144 under the Securities Act, which could impact the trading price of our common stock.

Our directors, officers and holder(s) of five percent (5%) or more of the outstanding shares of common stock of the Company will agree not to sell, transfer or dispose of any shares or similar securities for a period of six months from date of completion of this offering. See “Underwriting — Lock-Up Agreements” on page 79. Our existing shareholders may be able to sell their common stock under Rule 144 following the expiration of that lock-up period. Because these existing shareholders have paid a lower price per common stock than participants in this offering, when they are able to sell their shares under Rule 144 following the expiration of that lock-up period, they may be more willing to accept a lower sales price than the public offering price, which could impact the trading price of our common stock following the completion of this offering, to the detriment of participants in this offering. Under Rule 144, before our existing shareholders can sell their shares, in addition to meeting other requirements, they must meet the required holding period. We do not expect any of the common stock to be sold pursuant to Rule 144 during the pendency of this offering.

21

An investment in our company may involve tax implications, and you are encouraged to consult your own advisors as neither we nor any related party is offering any tax assurances or guidance regarding our company or your investment.

An investment in our company generally involves complex federal, state and local income tax considerations. Neither the Internal Revenue Service nor any State or local taxing authority has reviewed the transactions described herein and may take different positions than the ones contemplated by management. You are strongly urged to consult your own tax and other advisors prior to investing, as neither we nor any of our officers, directors or related parties is offering you tax or similar advice, nor are any such persons making any representations and warrants regarding such matters.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

We will be subject to income taxes in the United States, and our domestic tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

●	changes in the valuation of our deferred tax assets and liabilities;

●	expected timing and amount of the release of any tax valuation allowances;

●	tax effects of stock-based compensation;

●	costs related to intercompany restructurings; or

●	changes in tax laws, regulations or interpretations thereof.

In addition, we may be subject to audits of our income, sales and other transaction taxes by federal, state and local authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations.

Anti-takeover provisions in Nevada law could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

Some of the provisions of Nevada law may have the effect of delaying, deferring or discouraging another person from acquiring control of our company or removing our incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection against an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals.

22

Our amended and restated bylaws that we anticipate adopting prior to the consummation of this offering designate certain courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated bylaws that we anticipate adopting prior to the consummation of this offering provide that, unless we consent in writing to the selection of an alternative forum, a state or federal court located in the State of Nevada shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any actions asserting a claim arising pursuant to any provision of the NRS, the Articles of Incorporation or the bylaws of the Company, in each case as amended, or (iv) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to such court having personal jurisdiction over the indispensable parties named as defendants therein (the “Nevada Forum Provision”). This, however, shall not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act, or the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction. Our bylaws further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (the “Federal Forum Provision”). In addition, our bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the Nevada Forum Provision and the Federal Forum Provision.

Section 27 of the Securities Exchange Act of 1934, as amended, creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the Nevada Forum Provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

We recognize that the Nevada Forum Provision and the Federal Forum Provision in our bylaws may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Nevada. Additionally, the Nevada Forum Provision and the Federal Forum Provision may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The competent courts of the State of Nevada and the United States District Court may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

The proposed Reverse Stock Split could cause our stock price to decline relative to its value before the split and decrease the liquidity of shares of our common stock.

We plan to effect a Reverse Stock Split of our issued and outstanding common stock prior to the closing of this offering. The liquidity of the shares of our common stock may be affected adversely by the Reverse Stock Split given the reduced number of shares that will be outstanding following the Reverse Stock Split, especially if the market price of our common stock does not increase as a result of the Reverse Stock Split. In addition, the Reverse Stock Split may increase the number of stockholders who own odd lots (less than 100 shares) of our common stock, creating the potential for such stockholders to experience an increase in the cost of selling their shares and greater difficulty effecting such sales.

Following the proposed Reverse Stock Split, we cannot assure you that we will be able to continue to comply with listing standards of the Nasdaq Capital Market.

We have applied to list our common stock on the Nasdaq Capital Market in connection with this offering. Following the proposed Reverse Stock Split, we expect that our common stock will be eligible to be quoted on the Nasdaq Capital Market. For our common stock to be so listed, we must meet the current listing standards of the Nasdaq Capital Market, including the minimum bid price requirement. There can be no assurance that the market price of our common stock following the Reverse Stock Split will remain at the level required for continuing compliance with the minimum bid price requirement of the Nasdaq Capital Market. It is not uncommon for the market price of a company’s common stock to decline in the period following a Reverse Stock Split. If the market price of our common stock declines following the effectuation of the Reverse Stock Split, the percentage decline may be greater than would occur in the absence of a Reverse Stock Split. In addition, other factors unrelated to the number of shares of our common stock outstanding, such as negative financial or operational results, could adversely affect the market price of our common stock and jeopardize our ability to meet or maintain the minimum bid price requirement of the Nasdaq Capital Market. If we fail to comply with the minimum bid price requirement, our securities could be delisted.

In addition to the minimum bid price requirement for continuing compliance with the Nasdaq Capital Market continued listing standards, we cannot assure you that we will be able to comply with the other standards that we are required to meet in order to maintain a listing of our common stock on the Nasdaq Capital Market. For example, we may lose an independent director on our Audit Committee which we intend to form, who cannot readily be replaced. Our failure to meet these requirements may result in our common stock sold in this offering being delisted from the Nasdaq Capital Market, irrespective of our compliance with the minimum bid price requirement.

If our common stock were to be delisted from the Nasdaq Capital Market, our common stock could revert to trading on the OTCQB or another over-the-counter platform following any delisting from Nasdaq Capital Market. Any such delisting of our common stock could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock, not only in terms of the number of shares that can be bought and sold at a given price, but also through delays in the timing of transactions and less coverage of us by securities analysts, if any. Also, as we are seeking additional equity capital, it could have an adverse effect on our ability to raise capital in the public or private equity markets.

23

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of [●] shares of our common stock in this offering will be approximately $[●], based on an assumed initial offering price of $[●] per share of common stock (the midpoint of the price range set forth on the cover of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If Maxim exercises its option to purchase additional shares in full to cover over-allotments, if any, we estimate that our net proceeds will be approximately $[●] after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial offering price of $[●] per share would increase or decrease, as applicable, the net proceeds to us from the sale of shares of our common stock in this offering by approximately $[●] million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same (assuming no exercise of the underwriter’s over-allotment option) and after deducting estimated underwriting discounts and commissions and estimated offering payable by us. Similarly, each increase or decrease of [●] shares in the number of shares offered by us would increase or decrease the net proceeds to us from the sale of our common stock in this offering by approximately $[●] million, assuming no change in the assumed offering price of $[●] per share and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us.

We intend to use the net proceeds from this offering as follows:

Use of Net Proceeds	$ (in millions)*	%
Expanding Technology Relationships
Research and Development
Working Capital
Total

The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. However, the nature, amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management has and will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments, and U.S. government securities.

24

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market Information

Our common stock is quoted on the OTCQB under the symbol “VRDR.” There has been limited trading in our shares of common stock. We cannot assure you that there will be an active market in the future for our common stock, even following this offering and our uplisting to Nasdaq.

The following table sets forth, for the periods indicated, the high and low closing prices of our common stock. These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

	Closing Prices(1)
	High	Low
FISCAL YEAR ENDED JUNE 30, 2023:
First Quarter	$0.155	0.10
Second Quarter	$0.18	0.10
Third Quarter	$0.11	0.051
Fourth Quarter	$0.20	0.071

FISCAL YEAR ENDED JUNE 30, 2024:
First Quarter	$0.43	0.0651
Second Quarter	$0.17	0.0721
Third Quarter	$0.15	0.101
Fourth Quarter	$0.57	0.105

FISCAL YEAR ENDING JUNE 30, 2025:
First Quarter	$0.37	0.1241
Second Quarter	$0.283	0.1214
Third Quarter	$0.205	0.111

____________

(1)

The above tables set forth the range of high and low closing prices per share of our common stock as reported by www.otcmarkets.com for the periods indicated. Any over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Holders

As of the date of this prospectus, we had approximately 230 shareholders of record. Because certain shares of our common stock are held by brokers and other institutions on behalf of shareholders, we are unable to estimate the total number of beneficial shareholders.

Dividends

We have never declared or paid any cash dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future. The payment of dividends, if any, in the future is within the discretion of our board of directors and will depend on our earnings, capital requirements and financial condition and other relevant facts. We currently intend to retain all future earnings, if any, to finance the development and growth of our business.

Securities Authorized for Issuance under Equity Compensation Plans

None.

25

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future. The payment of dividends, if any, in the future is within the discretion of our board of directors and will depend on our earnings, capital requirements and financial condition and other relevant facts. We currently intend to retain all future earnings, if any, to finance the development and growth of our business.

26

CAPITALIZATION

The following table sets forth our cash and capitalization as of March 31, 2025:

•	on an actual basis; and

•	on an as adjusted basis to give further effect to our issuance and sale of [●] shares of our common stock in this offering at an assumed initial offering price of $[●] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The as adjusted information below is illustrative only and does not give effect to the planned Reverse Stock Split. Our capitalization following the completion of this offering is subject to adjustment based on the initial offering price of the common stock and other terms of this offering determined at pricing. You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information contained in this prospectus, including the financial statements and related notes appearing elsewhere in this prospectus.

	March 31, 2025	March 31, 2025
	Actual	As Adjusted(1)
		Assuming no exercise of the over-allotment option		Assuming full exercise of the over-allotment option
Cash	$689,363	$	[●]	[●]

Shareholders’ Equity
Preferred stock, $0.001 par value, 50,000,000 shares authorized, zero and [●] shares issued and outstanding actual and as adjusted, respectively	-		[●]	[●]
Common stock, $0.001 par value, 10,000,000,000 shares authorized, 1,252,986,447 and [●] shares issued and outstanding actual and as adjusted, respectively	1,252,986		[●]	[●]
Common stock, $0.001 par value, 183,333 shares to be issued	183		[●]	[●]
Common stock, $0.001 par value, 375,000 shares to be cancelled	(375)		[●]	[●]
Additional paid-in capital	53,776,212		[●]	[●]
Accumulated deficit	(16,966,162)		[●]	[●]
Accumulated other comprehensive income	(120,645)		[●]	[●]
Non-controlling interest	(36)		[●]	[●]
Total shareholders’ equity	37,942,199		[●]	[●]
Total capitalization	$39,405,040	$	[●]	[●]

____________

(1)

The as adjusted balance sheet data in the table above reflects the sale and issuance by us of shares of our common stock in this offering, based upon the assumed offering price of $[●] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock to be outstanding upon completion of this offering is based on 1,254,936,446 shares of our common stock outstanding as of the date of this prospectus, before giving effect to the planned Reverse Stock Split.

Each $1.00 increase (decrease) in the assumed initial offering price of $[●] per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase (decrease) the amount of cash, additional paid-in capital, total shareholders’ equity (deficit) and total capitalization on an as adjusted basis by approximately $[●] million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of [●] shares in the number of shares of common stock offered by us would increase (decrease) cash, total shareholders’ equity (deficit) and total capitalization on an as adjusted basis by approximately $[●] million, assuming the assumed initial offering price of $[●] per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual offering price and other terms of this offering determined at pricing.

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DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value as of March 31, 2025 was $[●], or $[●] per share of common stock. Historical net tangible book deficit per share represents historical net tangible book deficit divided by the number of shares of our common stock outstanding at March 31, 2025, before giving effect to the Reverse Stock Split.

After giving further effect to (i) our issuance and sale of [●] shares of common stock in this offering at the initial offering price of $[●] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions, estimated offering expenses payable by us, and (ii) the application of the net proceeds from this offering as described in the section of this prospectus entitled “Use of Proceeds,” our as adjusted net tangible book value as of March 31, 2025 would have been approximately $[●] million, or approximately $[●] per share. This represents an immediate increase in as adjusted net tangible book value per share of [●] to our existing shareholders and an immediate dilution in as adjusted net tangible book value per share of approximately $[●] to new investors purchasing common stock in this offering. Dilution per share to new investors purchasing common stock in this offering is determined by subtracting as adjusted net tangible book value per share after this offering from the assumed initial offering price per share paid by new investors.

The following table illustrates this dilution on a per share basis to new investors in this offering:

	Assuming no exercise of the over-allotment option		Assuming full exercise of the over-allotment option
Assumed Offering price per share	$	[●]	$	[●]
Historical net tangible book value per share as of March 31, 2025	$	[●]	$	[●]
Increase in net tangible book value per share attributable to this offering		[●]		[●]
As adjusted net tangible book deficit per share as of March 31, 2025		[●]		[●]
Dilution per share to new investors participating in this offering	$	[●]	$	[●]

The as adjusted information discussed above is illustrative only and will change based on the actual initial offering price, the final reverse split ratio determined when effecting the Reverse Stock Split, the number of shares and other terms of this offering determined at pricing.

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Each $1.00 increase (decrease) in the assumed initial offering price of $[●] per share would increase (decrease) the as adjusted net tangible book value per share after this offering by $[●] per share and the dilution to new investors purchasing common stock in this offering by $[●] per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. An increase of [●] shares in the number of shares offered by us would increase the as adjusted net tangible book value per share after this offering by $[●] per share and the dilution to new investors purchasing common stock in this offering by $[●] per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of [●] shares in the number of shares offered by us would increase the as adjusted net tangible book value per share after this offering by $[●] per share and the dilution to new investors purchasing common stock in this offering by $[●] per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If Maxim exercises its option to purchase [●] additional shares of common stock in this offering in full at the assumed initial offering price of $[●] per share, and assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, the as adjusted net tangible book value per share after this offering would be $[●] per share, and the dilution in as adjusted net tangible book value per share to new investors purchasing common stock in this offering would be $[●] per share.

The number of shares of common stock that will be outstanding after this offering is based on 1,254,936,446 shares of common stock outstanding as of the date of this prospectus.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

The following discussion and analysis is based on, and should be read in conjunction with our financial statements, including the notes thereto, appearing elsewhere in this prospectus. Management’s Discussion and Analysis of Financial Condition and Results of Operations contains statements that are forward-looking. These statements are based on current expectations and assumptions that are subject to risk, uncertainties and other factors. These statements are often identified by the use of words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate,” or “continue,” and similar expressions or variations. Actual results could differ materially because of the factors discussed in “Risk Factors” elsewhere in this prospectus, and other factors that we may not know.

Overview

Verde Resources, Inc. (the “Company” or “VRDR”) was incorporated in the State of Nevada on April 22, 2010.

The Company conducts its business operations in St. Louis, Missouri, through Verde Renewables, Inc., a wholly owned subsidiary of Verde Resources, Inc., incorporated in the State of Missouri.

The Company is a leader in net zero road construction and building materials, driving innovations that enhance sustainability and advance environmental stewardship. By integrating biochar, a highly effective carbon sequester and performance enhancer, the Company facilitates the industry’s seamless transition to zero emissions. This approach reduces greenhouse gas (“GHG”) emissions, optimizes the use of native soils and recycled materials, speeds installation, and improves efficiency while cutting costs. Since 2021, the Company’s BioFraction™ facility in Borneo has been converting palm waste into biochar and other sustainable byproducts. Operations in Borneo, Malaysia, experienced a temporary slowdown since June 2023 due to the strategic focus on a test track partnership between the Company’s US-based subsidiary, Verde Renewables Inc., and the National Center for Asphalt Technology (“NCAT”). This partnership is rigorously testing the Company’s innovative Biochar-Asphalt technology, which is intended to provide superior performance, environmental sustainability, and the generation of Carbon Removal and Avoidance Credits.

In December 2024, Verde Resources, in collaboration with C-Twelve Australia, successfully demonstrated its Biochar-Asphalt technology at the NCAT Test Track. The demonstration included retrofitting an asphalt plant to produce cold-based Biochar-Asphalt in winter conditions without heat or solvents, improving installation efficiency by 50%. Approximately 8 tons of carbon were sequestered, with carbon removal credits currently under certification by Puro.earth-the first credits generated through asphalt production.

In April 2025, Verde achieved what it believes to be an industry first with the issuance and sale of Puro.earth-certified Biochar carbon removal credits from the December NCAT demonstration. We believe these represent the world’s first carbon removal credits generated through asphalt applications and have already been pre-purchased by one of the largest global financial institutions focused on Carbon Dioxide Removals (CDRs). Verde announced this milestone in a press release on April 10, 2025.

On August 8, 2024, CRH PLC, one of the world’s largest building materials companies selected Verde Resources to scale its Biochar-Asphalt technology for commercialization. Following successful validation at NCAT, the Company is confident in completing its upcoming pilot project, which is expected to lead to a strategic licensing partnership. Through this collaboration-and with the support of other key partners-Verde’s Biochar-Asphalt is positioned for commercialization across the United States, unlocking substantial growth potential and supporting credible future revenue projections.

Once the Company’s potentially groundbreaking, eco-friendly Biochar-Asphalt technology solution is certified at the highest industry standards, the same blueprint will be introduced in Malaysia. Ongoing discussions with PLUS Malaysia, the country’s largest highway operator, signal a growing demand for biochar in the region. This demand, coupled with the certification, should enable the BioFraction™ plant to secure a reliable client, ensuring the resumption of normal operations in Malaysia with the potential for significant scale-up over time.

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The Company has undergone a restructuring exercise to shift its focus towards renewable energy and sustainable development with the world faced with challenges of climate change and environmental dehydration. The Company announced the disposition of the mining business through the sale of the entire issued and paid-up share capital of Champmark Sdn Bhd (“CSB”) on March 13, 2023. The disposition of CSB was completed on April 20, 2023. The Company has also discontinued its distribution of THC-free cannabinoid (CBD) products following the expiration of its supply agreement with MRX Xtractors, LLC on July 6, 2024. In line with this transition, the Company has made a strategic decision to fully divest from the Cannabis and CBD industry, similar to its previous divestment from mining operations in Malaysia, to concentrate solely on advancing its sustainability agenda.

Puro.earth, the crediting platform for durable carbon removal, has officially registered the Company as a Carbon Removal Credit supplier as part of its Accelerate program. This partnership was formalized through a platform agreement signed in April 2023. The Company’s endeavors are poised to unlock revenue opportunities by generating carbon removal credits. This critical step incentivizes the broader adoption of climate technologies and enables the Company to supply these credits to companies seeking to offset their carbon footprint in pursuit of net-zero objectives. Simultaneously, this approach creates the potential for an additional and substantial revenue stream for the Company.

Verde Resources has engaged AUM, a trusted investor relations firm, to help guide the process and strategically position the Company for long-term success in the capital markets.

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The following diagram illustrates our current corporate structure:

On August 7, 2023, the Company entered into a Memorandum of Understanding (the “MOU”) with Andre van Zyl (“AvZ”) and Green Carbon Industries Group of Companies (“GCI”), headquartered in Western Australia, to actively pursue and put in place a mutually agreeable and fully funded project venture in North America, through the Company to securely ring-fence, support, preserve and implement the existing and related Intellectual Property of both parties and their respective subsidiaries/representatives, as well as to fund and support ongoing and future research and developments. The intended project venture was to be responsible to establish a phased implementation plan for modified, scaled Biochar and Construction Char operations, to be paired with new Cold Bio Emulsion and Cold Bio Mix technology plant production operations established for the production of low CO2 footprint construction material in the territory of North America.

Subsequently on May 15, 2024, the Company, AvZ and GCI mutually agreed to terminate the collaboration laid out in the MOU that was entered into on August 7, 2023. The MOU is rendered null and void effective May 15, 2024.

On September 12, 2023, Jack Wong stepped down from his position as President of the Company, but remains as Chief Executive Officer of the Company.

On September 12, 2023, the Board of Directors of the Company appointed Jack Wong, CEO and Director of the Company, as Chairman of the Board of Directors. Subsequently, on January 23, 2024, Jack Wong stepped down from his position as Chairman of the Board of Directors of the Company, and Joseph Ambrose Lee was appointed Director and Chairman of the Board for a one-year term, and Tay Hong Choon was appointed Special Advisor to the Board for a one-year term.

On October 1, 2023, the Company appointed Eric Bava and Andre van Zyl as Chief Operating Officer and Chief Technology Officer, respectively, to drive the Company’s climate-tech innovation. Effective May 15, 2024, Andre van Zyl stepped down from his position as Chief Technology Officer (“CTO”) of the Company.

On October 23, 2023, the Company, through its wholly-owned subsidiary VRI, entered into a Services Agreement (the “Fosnacht Agreement”) with Donald R. Fosnacht to engage him as National Certification and Extensive BCR (Biochar Carbon Removal) Implementation Specialist to develop and implement a comprehensive strategy to obtain national and regional certification and endorsement for carbon net-negative construction products with high biochar content, encompassing asphalt, concrete, and soil stabilization as designated in the Agreement. Under the Fosnacht Agreement, the Company will pay Donald R. Fosnacht by the issuance of 1,000,000 shares of the Company’s restricted Common Stock, par value $0.001 per share on or before January 31, 2024. The term of the Fosnacht Agreement will remain effective until December 31, 2025, and both parties may renew the agreement, or enter into a new agreement as may be mutually agreed on terms to be separately negotiated. On January 31, 2024, the Company issued 1,000,000 restricted Common Shares to Donald R. Fosnacht.

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On January 23, 2024, by resolution of the Board of the Company, approved an amendment to the Bylaws of the Company (the “Amendment”). The Amendment, which was adopted effective January 23, 2024, increases the number of Directors from three (3) to seven (7).

On February 6, 2024, by resolution of the Board of the Company, Joseph Ambrose Lee, Jack Wong, Balakrishnan B.S. Muthu, Soo Yau Cho and Tay Hong Choon were appointed as members of the newly formed Management Committee of the Board, to oversee and manage the operations of the Company. The Management Committee shall be responsible for making decisions pertaining to the overall operations of the Company and shall report directly to the Board.

Subsequently on May 21, 2024, by resolution of the Board of the Company, Steven Sorhus was appointed as member of the Management Committee of the Board to replace Soo Yau Cho.

Effective June 18, 2024, Joseph Ambrose Lee tendered his resignation as Director and Chairman of the Board and member of the Management Committee of the Company. By resolution of the Board, Balakrishnan B S Muthu, Director and Chief Financial Officer of the Company, was appointed Chairman of the Board to replace Joseph Ambrose Lee effective June 18, 2024. The Management Committee now consists of four (4) members: Balakrishnan B.S. Muthu, Jack Wong, Tay Hong Choon and Steven Sorhus.

On April 20, 2024, the Company entered into two Services Agreements (the “NIE Agreements”) with Dr. Nam Tran and Dr. Raymond Powell to engage them as National Implementation Experts for its wholly-owned subsidiary Verde Renewables, Inc. to initiate connections with esteemed asphalt contractors, identify potential partners, explore potential collaborations through their extensive networks in the asphalt industry and recommend strategies to capitalize on emerging opportunities as designated in the NIE Agreements. Under the Agreements, the Company will pay Dr. Nam Tran and Dr. Raymond Powell each by the issuance of 3,000,000 shares of the Company’s restricted Common Shares in three tranches of 1,000,000 shares each on or before July 31, 2024, October 31, 2025, and October 31, 2026, respectively. The term of the NIE Agreements will remain effective until April 30, 2027, and both parties may renew their respective agreement, or enter into a new agreement as may be mutually agreed on terms to be separately negotiated. Pursuant to the respective addendum to the NIE Service Agreements dated June 29, 2024, each tranche of shares to be issued is compensation for each service period of 12 months beginning from May 1, 2024, May 1, 2025, and May 1, 2026, respectively.

Subsequently, on July 31, 2024, the Company issued 1,000,000 of the Company’s restricted Common Shares each to Dr. Nam Tran and Dr. Raymond Powell as part of the compensation package in the NIE Agreements.

On May 14, 2024, the Company entered into a Heads of Agreement (the “HOA”) with Zym-Tec Technologies Limited (“ZT”), granting the Company (i) the right to form a collaboration to further develop ZT’s aforementioned technologies by incorporating Biochar as a carbon input for use in the road infrastructure and construction industry (the “Products”) and (ii) the Master Licensing Rights for the USA Territory for ZT’s patented technologies to the collaboration, including Soil Stabilization, Reclaimed Asphalt Pavement (RAP), wearing course materials, concrete, other building material products. This collaboration aims to generate carbon removal credits through the use of biochar and create new net-zero or carbon net-negative IP products that are higher performing, more durable, sustainable, and cost-effective. These new IPs will be co-owned equally by the Company and ZT. In consideration of the collaboration, the Company and ZT will establish a new Special Purpose Entity (the "SPE") to be equally held by both parties. The SPE will be responsible for executing the new VERDE-ZymTec Net-Zero and Carbon-Negative Technologies and Building Material Products. The Company and ZT will integrate the collaborative activities into the SPE. The share structure and income split shall be confirmed by the Company and ZT in the final agreement. Subsequently, the Company intends to apply to uplist to the Nasdaq stock exchange as part of the final restructuring process. The royalties, license fees, carbon avoidance credits, and carbon removal credits generated by the collaboration will be distributed to the Company and ZT. The HOA outlines the terms and conditions for the cooperation between both parties, with the intent to execute a more detailed agreement within an agreed timeframe. The detailed agreement will supersede the obligations outlined in the HOA.

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On June 1, 2024, the Company entered into a multi-year Services Agreement (the “Ludwig Agreement”) with Dale Ludwig to engage him as Strategic Advisor for the Company and all its subsidiaries, to maintain and build strong relationships with policymakers at both state and federal levels, collaborate with Missouri Department of Transportation, build relationships with Missouri Asphalt Pavement Association (MAPA) members, collaborate with Missouri contractors to encourage the use of the Company’s technologies, identify current biochar producers in Missouri and engage with the Missouri Department of Economic Development. Pursuant to the Ludwig Agreement, the Company agreed to issue a total of 2,000,000 restricted shares of the Company’s Common Stock to Dale Ludwig over three tranches of 700,000 shares on or before August 31, 2024, 700,000 shares on or before October 31, 2025, and 600,000 shares on or before October 31, 2026. Pursuant to the addendum to Ludwig Agreement dated June 29, 2024, each tranche of shares to be issued is compensation for each service period beginning 11 months from June 1, 2024, and 12 months from May 1, 2025, and May 1, 2026, respectively.

Subsequently on August 8, 2024, the Company issued 700,000 of the Company’s restricted Common Shares to Dale Ludwig as part of the compensation package in the Ludwig Agreement.

On June 27, 2024, the Company entered into an agreement with The National Center for Asphalt Technology at Auburn University ("NCAT") to undertake a 3-year Performance Testing Project titled “Structural Capacity of Sustainable Pavement” (the “Project”). The Project, led by Dr. Nam Tran, Associate Director and Research Professor at NCAT, will involve comprehensive performance testing on the NCAT Test Track in Opelika, Alabama. This facility, sponsored by various state Departments of Transportation (DOTs) and in partnership with the Minnesota Road Research Facility (MnROAD), is dedicated to advancing sustainable pavement technologies. The NCAT Test Track will be constructed in the summer of 2024 to evaluate cutting-edge technologies co-developed by the Company and Zym-Tec. These innovations utilize enzymes to treat expansive soils and stabilize marginal base materials, potentially reducing or eliminating the need for carbon-intensive materials such as hydrated lime and Portland cement. Additionally, integrating biochar from biomass pyrolysis into enzyme-treated pavement materials is expected to improve performance, substantially reduce greenhouse gas (GHG) emissions, and sequester carbon dioxide. This pioneering approach is projected to generate carbon removal credits upon completion of the test track installation, proving the viability of this next-generation blueprint for net-zero road construction. The Company is confident in its Verde-ZymTec technology and aspires to attain the highest level of certification from NCAT. Success in this Project is expected to drive widespread adoption of a net-zero road construction blueprint by DOTs across the United States and the federal DOT. Additionally, the substantial carbon removal credits generated will create a significant and separate revenue stream for the Company. The Project commenced on June 24, 2024, and is expected to conclude on September 30, 2027, with the first draft of the final report expected in Spring 2027. The Company has committed $750,000 to support the Project, with an initial payment of $100,000 upon execution of the NCAT agreement, followed by quarterly payments of $50,000 from September 2024 to March 2025, and $62,500 from June 2025 to September 2026.

Effective August 1, 2024, Jeremy P. Concannon was appointed as Chief Growth Officer (“CGO”) of the Company. Pursuant to the Employment Agreement entered into between Jeremy P. Concannon and Verde Renewables, Inc, a wholly owned subsidiary of the Company as of July 31, 2024 (the “Concannon Agreement”), the Company agreed to issue a total of 4,050,000 restricted shares of the Company’s Common Stock to Jeremy P. Concannon over three tranches of 1,350,000 shares on or before August 31, 2024, 1,350,000 shares on or before August 31, 2025, and 1,350,000 shares on or before August 31, 2026. Subsequently on August 30, 2024, the Company issued 1,350,000 of the Company’s restricted Common Shares to Jeremy P. Concanon, as part of the compensation package in the Concannon Agreement.

Pursuant to the addendum to Concannon Agreement dated September 27, 2024, each tranche of shares to be issued as compensation for each service period beginning 12 months from August 1, 2024 and 2025, and for 14 months from August 1, 2026, to September 30, 2027, respectively.

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On August 14, 2024, the Company entered into a Memorandum of Understanding (the “NPI MOU”) with Nature Plus Inc. (“NPI”) to formalize the collaboration on the NCAT Project referred to above Test Track Project (the “Project”) and explore subsequent business opportunities arising from the successful completion of the Project. The Project will involve the application of TerraZyme technology for the stability of subgrade and base layers, with the overarching goal of advancing road construction methodologies. The Company holds a three-year agreement with NCAT for the research, development and testing of road construction technologies. The Company has committed to funding the Project at a minimum cost of $750,000, This funding will support the necessary performance testing by NCAT to secure the highest level of certification for the commercial adoption of the technology by the Departments of Transportation (“DOTs”). NPI will work in close collaboration with the Company and NCAT to provide critical technical expertise to support the Project and assist the Company in obtaining NCAT certification and other relevant approvals. The Company will procure and utilize 6 liters of TerraZyme for the NCAT test track. The Company and NPI will jointly develop mixed designs and materials incorporating biochar, aimed at enhancing performance and promoting carbon sequestration. The NPI MOU shall be effective until December 31, 2026, or until replaced by a subsequent distributor agreement. Upon the successful completion of the Project, the Company and NPI intend to continue the collaboration on future initiatives, including soil stabilization and material development, carbon removal credits, certification and compliance, and exclusive rights to distributing TerraZyme.

On August 16, 2024, the Company issued 9,655,542 shares of the Company’s restricted Common Stock at the price of $0.07 per share to Borneo Oil Berhad in relation to the Settlement of Debts Agreement (the “SDA Agreement”) and a two-year term period Promissory Note entered into with its former indirect wholly-owned subsidiary Champmark Sdn Bhd (“CSM”) and CSM’s creditor Borneo Oil Corporation Sdn Bhd (the “Creditor”) to settle in full a total of USD $675,888 of CSM’s account payable. On March 13, 2023, the Company and CSM entered into a SDA Agreement and a two year term period Promissory Note with the Creditor to settle in full a total of USD $675,888 of CSM’s account payable to the Creditor either in cash or by the issuance of new restricted shares of the Company’s Common Stock at a price of $0.07 per share. As set out in the SDA Agreement, the new restricted shares for settlement of the account payable to the Creditor shall be issued to the Creditor or its nominee. On August 16, 2024, the Company entered into a Supplementary Agreement to the SDA Agreement and Promissory Note with the Creditor to convert the total amount of $675,888 into 9,655,542 shares of the Company’s restricted Common Stock at the agreed conversion price of $0.07 per share for issuance on August 16, 2024.

On October 16, 2024, the Company issued 800,000 restricted Common Shares for $80,000 at $0.10 per share to three US shareholders.

On October 16, 2024, the Company formed a new subsidiary, VerdePlus Inc., a Missouri corporation in partnership with Nature Plus Inc. (“NPI”) for the purpose of conducting business on the production of low-carbon building materials by integrating the Company’s expertise with the innovative stabilization enzyme TerraZyme, an intellectual property of NPI to be injected into VerdePlus. The Company and NPI owned 55% and 45% of VerdePlus, respectively.

On October 18, 2024, the Company entered into a binding Term Sheet with C-Twelve Pty Ltd (“C-Twelve”), a corporation incorporated in Western Australia, granting the Company (i) an exclusive license to utilize its proprietary binder and biochar asphalt mixed designs (the “Licensed Technology”) for the production and commercialization of asphalt surfacing-related products (the “End Products”) within the United States of America and (ii) the first right of refusal to extend the exclusive licensing of the Licensed Technology to other countries and territories subject to terms and conditions to be mutually agreed upon. The Company shall commit to producing a minimum quantity of End Products each year, as defined in the definitive agreement (the “Minimum Production Amount”). The specific Minimum Production Amount will be stipulated in an appendix or exhibit to the final licensing agreement. The Company shall pay C-Twelve royalties based on the Minimum Production Amount, at a rate mutually agreed upon by both parties and specified in the definitive agreement. Should the Company fail to meet the Minimum Production Amount in any given year, it shall remain obligated to pay royalties based on the agreed upon minimum production levels. In the event that production exceeds the Minimum Production Amount, additional royalties shall be payable for the excess production, calculated at the same royalty rate or as otherwise mutually agreed in the definitive agreement. Both parties will mutually agree on a Carbon Credit percentage allowance for C-Twelve. C-Twelve shall grant the Company the right to file, prosecute, and maintain U.S. patent applications incorporating C-Twelve’s Intellectual Property (IP), subject to C-Twelve’s final review and approval before submission. All such patents will be filed and maintained under the Verde brand name. The Company shall reserve the right to market and sell End Products under its own brand names, with C-Twelve being referenced, as well as C-Twelve having the right to market the Company’s activities under the definitive agreement. C-Twelve shall also collaborate with the Company on a joint installation of its proprietary technology that will take place on the Company’s designated cross-section at the National Center for Asphalt Technology (NCAT) Test Track in Opelika, Alabama, with a target completion between December 16-20, 2024. The Term Sheet shall commence on October 18, 2024, and shall remain in effect until February 28, 2025, unless terminated earlier in accordance with the agreed provisions, including the execution of a definitive agreement by both parties on or before February 28, 2025. As part of this definitive agreement, both companies conducted a proof-of-concept demonstration at NCAT, before finalizing the definitive agreement. The demonstration, successfully completed on December 20, 2024, achieved approximately eight (8) tons of carbon sequestration. NCAT has since released its preliminary findings on the technology's performance, and both parties continue to monitor the ongoing results closely. The legal representatives of both companies are currently finalizing the definitive agreement, which will formalize their respective commitments and activities. The Company and C-Twelve remain dedicated to executing the agreement upon receiving final approvals from their legal teams and boards of directors. The term sheet, originally set to expire on February 28, 2025, has been extended until May 31, 2025. Upon the execution of the definitive agreement, the Company shall pay a sign-on fee of USD $300,000 and issue 1,500,000 restricted shares of the Company’s Common Stock to C-Twelve.

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On October 22, 2024, the Company entered into a service agreement with GECA Environment (“GECA”) to provide the Company with strategic support for carbon credit monetization. GECA is an internationally recognized firm, expert in carbon valorization and sequestration. GECA’s unmatched expertise and broad service offerings make it an invaluable partner for businesses and organizations seeking holistic waste valorization solutions. Committed to the global fight against climate change, GECA operates in over 15 countries with a diverse international team. With a proven track record in project development and successful brokerage of biochar-based carbon credits to renowned clients, GECA consistently delivers impactful, high-quality solutions for carbon removal. Under this service agreement, GECA will provide the Company with comprehensive strategic support focused on monetizing carbon attributes, specifically through biochar and carbon removal credits. This partnership aims to maximize the value of the Company’s carbon removal initiatives via its Biochar-Asphalt and other net zero construction products while ensuring compliance with carbon market standards. The structure of the strategic advisory, for a duration of six (6) months, is a monthly retainer with a maximum number of hours allocated. The retainer starts at USD $5,000 per month. GECA will advise the Company of the expected time to conduct any requested task prior to starting. If a task requires it to go beyond the allotted hours, and which are approved by the Company, hourly rates for the executed work as defined in the service agreement will be added accordingly.

On November 29, 2024, the Company, through its wholly-owned subsidiary Verde Renewables, Inc., entered into a consulting services agreement (the “Agreement”) to engage AUM Media Inc (“AUM”), a company incorporated in the State of Delaware, as a Capital Markets, Investor Relations and Media Relations Advisor to provide advice to the Company on its preparations for an equity raise and the planned uplisting to NASDAQ. Pursuant to terms of the Agreement, the services will be provided by AUM on an annual contract basis and the agreement will continue for 12 months unless it is terminated in accordance with the termination terms under the Agreement. VRI agreed to pay a fixed monthly discounted fee of $6,000 per month, payable in advance on the first day of each month. In addition, the Company shall issue shares equivalent to 9,313,100 shares of the Company’s restricted Common Stock to AUM or any affiliate to be designated by AUM, which represents 0.75% of the Company’s total shares outstanding as of November 29, 2024. The share issuance will occur as follows: 4,656,550 shares of the Company’s restricted common stock, being 50% of the 0.75% of the Company’s total shares outstanding, to be issued upon the commencement of services as specified in the Agreement, with the remaining 4,656,550 shares to be issued within three days following the Company's listing on the NASDAQ. Subsequently on January 2, 2025, the Company issued 4,656,550 of the Company’s restricted Common Shares to Aegis Ventures Limited as designated by AUM.

On December 9, 2024, the Board of the Company approved a special bonus of $1.25 million to CEO Jack Wong in recognition of his leadership, strategic vision and outstanding contributions in transforming the Company into a pioneer in the Net Zero building materials and carbon removal industry. The Board has authorized the immediate sale of the executive property located at 1138 Wildhorse Parkway Drive, Chesterfield, Missouri 63005 (“Property”) owned by Verde Renewables Inc., for a current fair market value of $857,500, to CEO Jack Wong. The Board also approved the option for this amount to be repaid through monthly installments deducted from the bonus over 26 pay cycles starting from January 2025. This transaction shall be structured as a sale and purchase agreement between the Company and CEO Jack Wong, with no cash exchange involved. The remaining balance of the bonus shall be allocated to cover any taxes associated with the bonus on behalf of CEO Jack Wong. Subsequently, on December 10, 2024, CEO Jack Wong entered into a Sale and Purchase Agreement (“Agreement”) with VRI to purchase the Property at the price of $857,500 with payment in equal installments over 26 pay cycles. Pursuant to the Agreement, VRI shall immediately transfer ownership of the Property to CEO Jack Wong by Warranty Deed, free of encumbrances except as specified in the Agreement. The transfer of title was completed on December 19, 2024.

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Effective December 26, 2024, Chen Ching voluntarily resigned from his position as Director of the Company. By resolution of the Board, Eric Bava, Chief Operating Officer of the Company, was appointed Director of the Company to replace Chen Ching effective December 26, 2024.

Effective February 16, 2025, Steven Sorhus tendered his resignation as Financial Controller and member of the Management Committee of the Company. The Board has appointed Duka Donaghy as Director of Finance, replacing Steven Sorhus in his former role as Financial Controller and as a member of the Management Committee effective February 16, 2025.

Effective May 1, 2025, Duka Donaghy resigned from her position as Director of Finance of the Company and as a member of the Management Committee.

Effective May 1, 2025, by resolution of the Board, Karl Strahl and Sherina Chui were appointed as members of the Management Committee (the “Committee”) to replace the positions formerly held by Balakrishan B S Muthu, Duka Donaghy and Tay Hong Choon. The Committee now consists of three (3) members: Jack Wong, Karl Strahl and Sherina Chui.

Stage of Operation

The Company has transitioned into the green technology sector through its acquisition of Bio Resources Ltd, the registered or beneficial proprietor of the intellectual property associated with the “Catalytic Biofraction Process.” This advanced second-generation pyrolysis technology employs a proprietary catalyst to depolymerize palm biomass waste, such as empty fruit bunches and palm kernel shells, at temperatures ranging from 350°C to 500°C. The process produces commercially valuable bio-products, including bio-oil, wood vinegar (pyroligneous acid), biochar, and bio-syngas, utilizing non-food feedstock.

Leveraging its BioFraction™ technology, the Company focuses on producing high-quality biochar from bio-waste. This biochar, combined with a proprietary binder, is used to create net zero building materials aimed at modernizing infrastructure. The Company’s innovations deliver significant economic and environmental benefits, aligning with its vision of supporting the industry's seamless transition to zero emissions, #TransitionToZero. This approach reduces greenhouse gas (GHG) emissions, optimizes the use of native soils and recycled materials, enhances product durability, and sequesters substantial amounts of CO₂. The Company's net zero blueprint, the “Verde Net Zero Blueprint,” also generates Carbon Credits, enabling global organizations to advance their decarbonization goals. Collaborations with key stakeholders such as the National Center for Asphalt Technology (NCAT), the National Asphalt Pavement Association (NAPA), and leading building material firms demonstrate Verde’s commitment to sustainable infrastructure solutions.

1. Green Carbon Industries Collaboration (August 2023-May 2024):

On August 7, 2023, the Company announced a partnership with Green Carbon Industries Group of Companies, headquartered in Western Australia (“GCI”), granting exclusive access to GCI’s intellectual property. This collaboration focused on biochar asphalt showcase projects within the United States, building upon GCI’s successes in APAC, the Middle East, and Africa. On May 15, 2024, the Company and GCI mutually agreed to terminate this collaboration.

2. Carbon Removal Credit Supplier Registration (April 2023):

In April 2023, the Company entered into a platform agreement with Puro.earth, the leading crediting platform for durable carbon removal. This partnership enhances the Company’s role in the Accelerate program and establishes it as a Carbon Removal Credit supplier.

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3. Biochar-Asphalt Installations (August 2023):

On August 30, 2023, the Company completed the first-ever biochar-asphalt installation in the United States, near Chicago, Illinois, followed by another installation at its La Belle, Missouri facility. These efforts have garnered Letters of Intent (LOI) and demonstrate the Company’s shift from mining to climate-tech solutions.

4. Fosnacht Agreement (October 2023):

On October 23, 2023, the Company engaged Dr. Donald R. Fosnacht to lead the certification of biochar-based carbon-negative construction products, including asphalt, concrete, and soil stabilization materials.

5. Ludwig Agreement (June 2024):

On June 1, 2024, the Company engaged Dale Ludwig as a strategic advisor to foster relationships with policymakers, Missouri contractors, and industry stakeholders to promote the adoption of the Company’s technologies.

6. NCAT Project Agreement (June 2024):

On June 27, 2024, the Company initiated a 3-year testing program with NCAT, focusing on sustainable pavement solutions, with a minimum funding commitment of $750,000. The project aims to validate biochar-based road construction technologies for widespread adoption and carbon credit generation.

7. Collaboration with Nature Plus Inc. (August 2024):

On August 14, 2024, the Company partnered with NPI to integrate TerraZyme technology into the NCAT Project, with an MOU extending this collaboration to 2026. The project incorporates biochar to enhance performance and promote carbon sequestration in road construction.

8. Completion of Stage 1 at NCAT Test Track (August 2024):

On August 23, 2024, the Company successfully completed Stage 1 of the cross-section at the NCAT test track in collaboration with NPI. This milestone demonstrated significant advancements in sustainable road construction, including:

o	A reduction of Portland cement usage by over 60%.

o	The complete elimination of carbon-intensive hydrated lime.

o	A substantial reduction in the trucking of virgin materials, as TerraZyme enabled the use of in-situ materials.

NCAT is currently analyzing data from the cross-section to validate these outcomes. Concurrently, the Company is in discussions with Climate Action Reserve, a leading carbon avoidance methodology, to quantify and verify the carbon reductions achieved during Stage 1.

9. Formation of VerdePlus Inc. (October 2024):

On October 16, 2024, after the successful collaboration at NCAT, the Company established VerdePlus Inc., a Missouri corporation, in partnership with NPI. VerdePlus focuses on producing low-carbon building materials, integrating the Company’s expertise with NPI’s proprietary TerraZyme technology. The Company holds a 55% ownership stake in VerdePlus.

10. Licensing Agreement with C-Twelve Pty Ltd (October 2024):

On October 18, 2024, the Company secured an exclusive license to use C-Twelve’s proprietary biochar asphalt technology in North America, with the first option on other territories, as well as the right to file U.S patents with their IP under the Verde brand. A joint installation at the NCAT test track is planned for December 2024, with another large-scale showcase in Missouri in January 2025.

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11. GECA Service Agreement (October 2024):

On October 22, 2024, the Company partnered with GECA Environment to monetize carbon credits derived from biochar-based products. GECA will provide strategic project development support, with an initial goal of generating at least 10 tons of carbon removal credits as a proof of concept after the NCAT and Missouri showcase projects.

12. Successful Proof-of-Concept Showcase: “The Verde Net Zero Blueprint” at NCAT Test Track with Verde-C-Twelve’s Biochar-Asphalt (December 2024):

On December 20, 2024, Verde Resources, in collaboration with C-Twelve Australia, successfully demonstrated the production and installation of Biochar-Asphalt on the NCAT test track’s off-ramp. This milestone represents a significant advancement in sustainable road construction, setting new industry benchmarks. Key achievements of this landmark demonstration include:

Innovative Asphalt Production: On December 19, 2024 Verde-C-Twelve seamlessly retrofitted an existing Hot Mixed Asphalt (HMA) plant in Opelika, Alabama, to produce a cold-based Biochar-Asphalt-by shutting off the burners, even in winter conditions. This unprecedented process significantly reduces greenhouse gas (GHG) emissions and energy consumption, with precise impact data currently under quantification.

Revolutionary Installation Performance: On December 20, 2024 the Biochar-Asphalt was installed under winter conditions without the use of heat or solvents, only water. This resulted in a 50% increase in installation efficiency, complete elimination of odors for frontline workers, and seamless application. The cross-section was immediately opened for heavy traffic, a remarkable feat in asphalt innovation.

Carbon Sequestration & Credit Generation: The demonstration successfully sequestered approximately 8 tons of carbon, and the resulting 8 tons of carbon removal credits have been certified and issued by Puro. earth, the world's leading crediting platform for engineered carbon removal, and have already been pre-purchased by one of the world's largest financial institutions focused on Carbon Dioxide Removals (CDRs). This initiative is managed by GECA, Verde’s carbon project developer.

The Verde Net Zero Blueprint is a pioneering approach that integrates low-carbon technologies with a carbon credit generation model, not only representing a sustainability breakthrough but also reinforcing the company's commitment to revolutionizing the building materials industry with practical, scalable, and economically viable net zero solutions.

13. The Company Sets Industry First with Puro.earth Carbon Credits from Asphalt (April 2025):

In April 2025, Verde achieved what it believes is an industry first with the issuance and sale of Puro.earth-certified Biochar carbon removal credits from the December NCAT demonstration. We believe these represent the world’s first carbon removal credits generated through asphalt applications and have already been pre-purchased by one of the largest global financial institutions focused on Carbon Dioxide Removals (CDRs). Verde announced this milestone in a press release on April 11th 2025.

By strategically advancing these initiatives, the Company is poised to commercialize and license these sustainable infrastructure solutions, generating new revenue streams through carbon removal credits, and deliver lasting environmental and economic benefits.

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Results of Operations

For the three months ended March 31, 2025 and 2024

The following table sets forth selected financial information from our statements of comprehensive loss for the three months ended March 31, 2024 and 2023:

	March 31, 2025	March 31, 2024	Change
	Amount	Amount	%
	(Unaudited)	(Unaudited)
Revenue	$697	$79	782.3%
Cost of revenue	$(155)	$(264)	(41.3)%
Gross profit (loss)	$542	$(185)	(393.0)%
Selling, general and administrative expenses	$(1,170,355)	$(754,623)	55.1%
Other operating expenses	$(46,457)	$-
Interest expense	$(1,343)	$(45,180)	(97)%
Other income (expense), net	$71,233	$(65,784)	(208.3)%
NET LOSS	$(1,146,380)	(865,772)	32.4%

The average rate of MYR:USD for three months ended March 31, 2025 and March 31, 2024 was 0.2247 and 0.2110 respectively.

Revenue

The revenue was mainly derived from sales of Biochar and Palm Natural Enzyme. We have generated $697 and $79 revenues for the three months period ended March 31, 2025, and 2024, respectively.

Cost of revenue

Cost of revenue decreased from $264 to $155 during the three months period ended March 31, 2025, and related to the nominal amount of revenue earned during the periods.

Selling, General and Administrative Expenses

Selling, general and administrative expenses comprised mainly of salaries, office costs, legal and professional fees, consultancy fee and travelling expenses. We have incurred $1,170,355 and $754,623 in selling, general and administrative expenses through March 31, 2025, and March 31, 2024, respectively. Selling, general and administrative expenses increased by 55.1%, or $415,732, primarily due to increase of consultancy fee (share-based compensation to non employees of $417,158) as the new agreements were entered into in the last 2 months of the previous financial year, as well as share based compensation to employee of $92,331. These were partially offset by the re-categorization of expenditure related to the maintenance of the plant in the production and distribution of renewable commodities, which had ceased operations in the financial year 2023, under other operating expenses for the three months ended March 31, 2025.

Other Operating expense

Other operating expenses comprised of expenditure related to the maintenance of the plant in the production and distribution of renewable commodities which have been categorized under other operating expenses whereas in the comparative period was categorized under selling, general and administrative expenses.

Interest expense

The Company recorded interest expense of $0 and $29,667 on the promissory notes for the three months ended March 31, 2025, and 2024, respectively. Lease interest expenses amounted to $0 and $11,212 for the three months ended March 31, 2025, and 2024, respectively. Bank loan interest amounted to $1,656 and $4,301 for the three months ended March 31, 2025, and 2024, respectively.

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The decrease in interest expenses is mainly due to settlement of finance lease liabilities as a result of disposal of asset held for sale, disposal of property, plant and equipment and early conversion of promissory notes (“PN”) with a principal amount of $675,888 on August 16, 2024, as opposed to the original maturity date of May 12, 2025. Accordingly, no further interest charges recorded with regards to the finance lease liabilities and PN thereafter.

Other income (expense), net

We have other income (net) of $71,233 and other expenses (net) of $65,784 and for the three months ended March 31, 2025, and 2024 respectively. Other income (net) of $71,233 for the three months ended March 31, 2025, mainly consists of gain on disposal of property, plant and equipment of $2,488, interest income from placement of deposit with bank of $20,837 and unrealized foreign exchange gain of $43,808. Other expenses (net) of $65,784 for the three months ended March 31, 2024, mainly consists of sundry income offset by reversal of unrealized foreign exchange gain of $81,864. The balance mainly represented rental income earned.

Net loss

As a result of the above factors, the Company incurred a net loss of $1,146,380 and $865,772 for the three months ended March 31, 2025 and 2024, respectively.

For the nine months ended March 31, 2025 and 2024:

The following table sets forth selected financial information from our statements of comprehensive loss for the nine months ended March 31, 2025 and 2024:

	March 31, 2025	March 31, 2024	Change
	Amount	Amount	%
	(Unaudited)	(Unaudited)
Revenue	$128,690	$7,853	1,538.7%
Cost of revenue	$(59,303)	$(7,012)	745.7%
Gross profit	$69,387	$841	8,150.5%
Selling, general and administrative expenses	$(4,369,233)	$(1,867,418)	134.0%
Other operating expenses	$(152,273)	$-
Interest expense	$(102,703)	$(130,103)	(21.1)%
Other income, net	$1,068,828	$55,109	1,839.5%
NET LOSS	$(3,485,994)	$(1,941,571)	79.5%

The average rate of MYR:USD for nine months ended March 31, 2025 and March 31, 2024 was 0.2270 and 0.2138 respectively.

Revenue

The revenue was mainly derived from sale of Biochar Asphalt Premix in 2025 as the distribution of renewable commodities and compost spreading ceased during the period ended March 31, 2024. We have generated $128,690 and $7,853 revenue for the period ended March 31, 2025, and 2024, respectively. With a new business line, a gross profit of $69,387 was recorded compared to a gross profit of $841 for the nine months period ended March 31, 2025, and 2024, respectively.

Cost of revenue

Cost of revenue in 2025 comprised the cost of Biochar Asphalt products sold whereas the cost for the nine months ended March 31, 2024 comprised cost of renewable commodities sold. Consequently, cost of revenue increased from $7,012 to $59,303 during the period ended March 31, 2025 arising from the increased sales.

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Selling, General and Administrative Expenses

Selling, general and administrative expenses comprised mainly of salaries, office costs, legal and professional fees, consultancy fee and travelling expenses. We have incurred $4,369,233 and $1,867,418 in selling, general and administrative expenses through the nine months ended March 31,2025, and March 31, 2024, respectively. Selling, general and administrative expenses increased by 134%, or $2,501,815, primarily due to special bonus of $1.25 million to CEO Jack Wong in recognition of his leadership, strategic vision and outstanding contributions in transforming the Company into a pioneer in the Net Zero building materials and carbon removal industry, increase of consultancy fee (share-based compensation to nonemployees of $997,468) as the new agreements were entered into in the last 2 months of the previous financial year, share based compensation to employee of $294,012, and offset by the re-categorization of expenditure related to the maintenance of the plant for the production and distribution of renewable commodities which in the current period have been categorized under other operating expenses..

Other Operating Expenses

Other operating expenses comprised of expenditure related to the maintenance of the plant for the production and distribution of renewable commodities which have been categorized under other operating expenses in the current period, whereas they were categorized under selling, general and administrative expenses for the nine months period ended March 31, 2024.

Interest expense

The Company recorded interest expense of $86,456 and $85,962 on the promissory notes for the nine months ended March 31, 2025, and 2024, respectively. Lease interest expenses amounted to $5,368 and $35,137 for the nine months ended March 31, 2025, and 2024, respectively. Bank loan interest amounted to $10,879 and $9,004 for the nine months ended March 31, 2025, and 2024, respectively. The decrease in interest expenses is mainly due to settlement of lease liabilities as a results of disposal of asset held for sale and property, plant and equipment which was under financing arrangements, offset with the increase in interest expense due to early conversion of promissory notes with a principal amount of $675,888 on August 16, 2024.

Other income (expense), net

We have other income of $1,068,828 and $55,109 for the period ended March 31, 2025, and 2024. Other income of $1,068,828 for the nine months ended March 31, 2025, was mainly due to gain on insurance claim of $481,513, gain from disposal of property, plant and equipment of $163,644, interest income from placement of deposit with bank of $60,293 and unrealized foreign exchange gain of $320,488. The balance mainly represented rental income earned.

Net profit (loss)

As a result of the above factors, the Company incurred a net loss of $3,485,994 and $1,941,571 for the nine months ended March 31, 2025 and 2024, respectively.

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For the fiscal years ended June 30, 2024 and 2023

The following table provides selected financial data about our company for the years ended June 30, 2024, and June 30, 2023.

Statement of Operation	June 30,
	2024	2023	Change
	USD	USD	USD	%

Revenue	$96,584	$100,777	(4,193)	$(4.2)%
Cost of revenue	(62,978)	(238,153)	175,175	(73.6)%
Gross profit (loss)	33,606	(137,376)	170,982	(124.5)%
Selling, general and administrative expenses	(2,882,376)	(3,216,022)	333,646	(10.4)%
Other operating expenses	(237,047)	-	(237,047)
Loss from operation	(3,085,817)	(3,353,398)	267,581	(8.0)%
Interest expense	(176,483)	(1,918,572)	1,742,089	(90.8)%
Other income	74,638	1,273,010	(1,198,372)	(94.1)%
Net loss before income tax	(3,187,662)	(3,998,960)	811,298	(20.3)%
Provision of Income Tax	(112)	-	(112)
NET LOSS	$(3,187,774)	$(3,998,960)	811,186	(20.3)%

Revenue

The revenue was derived from sale of Biochar Asphalt Premix in 2024 in addition to the distribution of renewable commodities and compost spreading in 2023. We have generated $96,584 and $100,777 revenues for the years ended June 30, 2024, and 2023, respectively, Revenue decreased primarily due to the non-generation of revenue from compost spreading offset by the increase in the sale of Biochar Asphalt Premix in 2024. A gross profit of $33,606 compared to a gross loss of $137,376 for the year ended June 30, 2024, and 2023 respectively.

Cost of revenue

Cost of revenue decreased from $238,153 to $62,978 during the year ended June 30, 2024 due to cessation of the operations in the production and distribution of renewable commodities. Arising from this, the expenditure related to the plant have been categorized under other operating expenses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses comprised mainly of salaries, office costs, legal and professional fees, consultancy fee and travelling expenses. We have incurred $2,882,376 and $3,216,022 in selling, general and administrative expenses through June 30, 2024, and June 30, 2023 respectively. Selling, general and administrative expenses decreased by 10.4%, or $333,646, primarily due to decrease of consultancy fee as most of the agreements with service providers expired in current financial year and the new agreements were only entered into in the last 2 months of the current financial year and selling, general and administrative expenses contributed by CSB which was disposed on April 20, 2023.

Other Operating Expenses

Other operating expenses comprised of expenditure related to the operations of the plant in the production and distribution of renewable commodities which have been categorized under other operating expenses. This categorization was due there being no production processed by the plant for the year ended 30 June 2024.

Interest expense

The Company recorded interest expense of $116,917 and $1,881,807 on the promissory notes for the years ended June 30, 2024, and 2023, respectively. Lease interest expenses amounted to $45,926 and $35,344 for the years ended June 30, 2024, and 2023, respectively. Bank loan interest amounted to $13,640 and $1,421 for the years ended June 30, 2024, and 2023, respectively.

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The decrease in interest expense is mainly due to conversion of promissory notes with a principal amount of $20,355,000 on December 9, 2022 and accordingly no further interest charges recorded with regards to the PN thereafter. The charge in the current period is in respect of a new PN issued of $675,888.

Other income

We have other income of $74,638 and $1,273,010 for the year ended June 30, 2024, and 2023. Other income of $1,215,689 for the year ended June 30, 2023, was mainly due to gain on disposal of a subsidiary of $980,714 and fair value adjustment on convertible promissory notes issued to BOC of $194,865. The balance mainly represented rental income earned.

Net loss

As a result of the above factors, the Company recorded a net loss of $3,187,774 and $3,998,960 for the years ended June 30, 2024, and 2023, respectively.

Liquidity and Capital Resources

For the nine months ended March 31, 2025 and 2024

The following summarizes the key component of our cash flows for the nine months ended March 31, 2025 and 2024:

Cash Flow Date	March 31, 2025	March 31, 2024

Net Cash (Used in) operating activities	$(2,585,890)	$(1,362,827)
Net Cash Provided by (Used in) investing activities	2,681,175	(16,621)
Net Cash Provided by financing activities	325,052	1,681,800
Effect of exchange rate fluctuation on cash and cash equivalents	(10,111)	64,635
Net increase in cash and cash equivalents	420,337	302,352
Cash and cash equivalents, beginning of period	279,137	200,409
Cash and cash equivalents, ending of period	$689,363	$567,396

Net Cash (Used in) Operating Activities

Cash used in operating activities reflects net loss adjusted for certain non-cash items, including depreciation expense, amortization of right of use assets and stock-based compensation, and the effects of changes in operating assets and liabilities. The increase in cash used in operating activities for the period ended March 31, 2025, as compared to 2024 was primarily due operational loss of $3,485,994, offset by non cash movements of $833,786 and net increase in working capital of $66,318. The noncash expenses comprised $194,347 in depreciation, $77,143 in amortization, $1,002,807 in share-based compensation to nonemployee, $288,673 in share-based compensation to employee, $84,718 in interest expenses on promissory notes, $5,368 in lease interest expense, loss on disposal of assets held for sale of $2,876, impairment of property, plant and equipment of $137,632, impairment of asset held for sale of $5,867, and offset by unrealized foreign exchange gain of $320,488, gain from insurance claim of $481,513 and gain on disposal of property, plant and equipment of $163,644. The net increase in working capital was generated from amount due to director and receipts from sale of inventories, offset against decrease of cash inflow in current assets such as other receivables, deposits and prepayments, accounts receivables and increased outflows in current liabilities such as advances from related parties, account payables, accrued liabilities and other payables. The net cash used in operating activities was $2,585,890.

Net Cash Provided by (Used in) Investing Activities

The net cash provided by investing activities of $2,681,175 resulted from proceeds from disposal of assets held for sale of $943,300, proceeds from disposal of property, plant and equipment of $947,015, proceeds from insurance recoveries of $541,221, purchase of property, plant and equipment of $361 and withdrawal of deposit in bank of $250,000 for the period ended March 31, 2025. Meanwhile, during period ended March 31, 2024, the net cash used in investing activities resulted from purchase of property, plant and equipment of $16,621.

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Net Cash Provided by Financing Activities

The net cash provided by financing activities of $325,052 resulted from proceeds from shares issued and to be issued of $1,319,000, set off partially by repayment of bank loan of $211,440, repayment on cancellation of common stock of $65,000, repayments to lease liabilities and related interests for the period ended March 31, 2025, of $712,140 and $5,368 respectively. Meanwhile, during period ended March 31, 2024, the net cash provided by financing activities of $1,681,800 resulted from proceeds from shares to be issued of $1,661,379, proceeds from bank loan of $50,000 and advances from other payables of $136,837 set off partially by repayment of bank loan of $29,560, repayments to lease liabilities and related interests for the period ended March 31, 2024, of $101,719 and $35,137 respectively.

The Company generated a net cash inflow of $410,226 for the nine months period ended March 31, 2025. With the available cash and cash equivalents and deposits totaling $2,487,174, the Company is in a position to fulfil its obligations as they arise.

For the fiscal years ended June 30, 2024 and 2023

Our primary sources of liquidity are cash generated from private placements. Cash generated from operations is highly dependent on the sale of our products, which are still under development stage. Cash and cash equivalents totaled $0.3 million as of June 30, 2024, and $0.2 million as of June 30, 2023.

The following table provides selected cash flow data about our company for the years ended June 30, 2024, and 2023:

Cash Flow Date	June 30, 2024	June 30, 2023

Net cash used in operating activities	$(2,042,064)	$(1,656,896)
Net cash used in investing activities	$(2,016,646)	$(387,938)
Net cash provided by financing activities	$4,081,720	$1,628,281
Effect of exchange rate changes on cash and cash equivalents	$55,718	$198,045
Net increase in cash and cash equivalents	$78,728	$(218,508)
Cash and cash equivalents at beginning of year	$200,409	$418,917
Cash and cash equivalents at end of year	$279,137	$200,409

Net Cash Used In Operating Activities.

Cash used in operating activities reflects net loss adjusted for certain non-cash items, including depreciation expense, amortization of right of use assets and stock-based compensation, impairment on receivables and the effects of changes in operating assets and liabilities. The increase in cash used in operating activities for the year ended June 30, 2024, as compared to 2023 was primarily due to increase of inventories for production and distribution of renewable commodities and decrease of advanced from related parties.

In the operation analysis, the net cash used in operating activities decreased from $1,656,896 to $2,042,064. The operation loss of $3,187,662 was partially offset by the noncash expenses such as $417,517 in depreciation, $115,359 in amortization, $388,048 in share-based compensation, $103,380 in interest expenses on promissory notes, $45,926 in lease interest expense, $57,323 in impairment of receivables, $177,200 from advance to supplier written off, $134,042 in impairment of assets held for sale, property, plant and equipment written off of $3,979, write down of inventories of $15,587, inventories written off of $5,978 and $21,316 from deposit on acquisition of subsidiary written off. In the operating assets and liabilities, the net increase of cash outflow in current assets such as other receivables, deposits and prepayments, inventories and accounts receivables and current liabilities such as accrued liabilities and other payables which are greater than the net increase of cash inflow in current liabilities such as, advances from related parties, and accounts payable which resulted in $368,297 negative cash flow effect adding to loss in operation and after offset by non-cash expenses , the final result of the cash flow used in operating activities was $2,042,064.

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Net Cash Used In Investing Activities.

The net cash used by investing activity of $16,646 resulted from purchase of property, plant and equipment of $16,646 and placement of deposit in bank of $2,000,000 for the year ended June 30, 2024.

Net Cash Provided By Financing Activities.

The net cash provided by financing activities of $4,081,720 resulted from proceeds from shares issued and shares to be issued of $4,108,379, advance from other payables of $136,983 and net proceeds from drawdown of loans of $20,440, set off partially by repayments to lease liabilities and related interests of $138,156 and $45,926 for the year ended June 30, 2024 respectively.

The cash flow situation will not allow for operations in the coming next 12 months by self-generated cash provided from operating activities. The Company needs to increase cash flow supplies with a long-term plan until the Company makes sustainable profits and has a positive cash flow. Otherwise, loans from related parties may be a temporary solution, although we have no written loan agreements. There is no guarantee that we will be able to secure adequate financing. If we fail to secure sufficient funds, our business activities may be curtailed, or we may cease to operate.

Working Capital

As of March 31, 2025 and June 30, 2024, we had cash and cash equivalent of $689,363 and $279,137, respectively. Additionally, as of March 31, 2025 and June 30, 2024, there are deposits with bank of $1,797,811 and $2,000,000 respectively. Nevertheless, as of March 31, 2025 and June 30, 2024, we have incurred accumulated operating losses of $16,966,162 and $13,480,204, respectively.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that is material to investors.

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BUSINESS

Overview

We are a road construction and building materials company offering proprietary, environmentally sustainable materials and seeking to redefine our industry with a clear mission: enabling the “Transition to Zero.”  Our proprietary solutions incorporate biochar, a powerful carbon sequestering material, into infrastructure with the goal of reducing emissions, improving performance, and lowering overall costs. We are at the forefront of sustainable innovation in a sector that we believe is long overdue for transformation.

In April 2025, our strategic roadmap for achieving net-zero emissions—what we call our Verde Net Zero Blueprint—reached two significant milestones:

•	Technological validation by the National Center for Asphalt Technology (NCAT)

•	The issuance of the world’s first carbon removal credit from asphalt production and application, certified by Puro.earth, the leading global registry for engineered carbon removal

The Verde Net Zero Blueprint refers to our portfolio of validated technologies that enable the production of sustainable infrastructure materials with the integrated ability to generate certified carbon removal credits. This positions carbon sequestration not just as an environmental co-benefit, but as a monetizable feature embedded within our platform.

As the rise of artificial intelligence accelerates data center energy consumption, which is now projected to account for a growing share of global electricity use, enterprises worldwide are facing increasing pressure to offset their carbon footprints. This is driving up demand for high-integrity, verifiable carbon credits.

Our model presents a novel combination of infrastructure performance with measurable climate impact, establishing us as a first mover in scalable Net Zero solutions, which we believe positions us well to meet the demands of a rapidly decarbonizing, carbon-constrained economy.

With key third-party validations in place, we are now focused on commercializing our solutions in the United States, our most strategic market. Initial licensing discussions are underway, with definitive agreements expected to be finalized in the coming months. Once domestic operations scale, we plan to license the Verde Net Zero Blueprint globally, targeting infrastructure and materials companies in countries aligned with the Paris Climate Agreement and pursuing Net Zero by 2050.

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To fully focus on this transition, we have exited all legacy business lines unrelated to sustainable infrastructure technologies, including:

•	The sale of our Malaysian mining subsidiary Champmark Sdn Bhd (“CSB”), which was completed on April 20, 2023; and

•	The discontinuation of our CBD business following the expiration of our supply agreement with MRX Xtractors, LLC on July 6, 2024.

We now operate with a singular focus on sustainable infrastructure technologies. Once we scale our U.S. operations, we intend to turn our focus to Malaysia, where we have our BioFraction facility that has been operational in Borneo since 2021. BioFraction refers to the biological fractionalization of waste through pyrolysis, a thermal decomposition process in an oxygen-free environment that converts organic waste into valuable outputs including biochar, biofuel, bio-syngas, and wood vinegar. At this BioFraction facility, we convert palm oil waste into biochar and other renewable byproducts. While it has been operating at reduced capacity in recent years, this was a deliberate decision to prioritize our U.S.-based proof of concept test track in partnership with NCAT. With that milestone now complete, we plan on reactivating Southeast Asia operations by increasing the operation of the BioFraction Facility.

We plan to target major Malaysian highway operators who are interested Net Zero solutions. We intend to require any potential licensing of our solutions in Malaysia to also require exclusive sourcing of biochar from our subsidiary, Verde Resources (Malaysia) Sdn Bhd, which operates our BioFraction facility. This will help draw down existing inventory and ramp up production. We also plan to license our BioFraction IP to qualified palm oil waste processors in Malaysia to produce designer grade biochar compatible with our Biochar Asphalt mixed designs, potentially generating additional revenue through carbon credit royalties, product resale margins, and IP licensing fees.

We believe our asset light business model enables scalable growth while minimizing capital intensity, creating recurring revenue streams through licensing, royalties, carbon monetization, and strategic partnerships. We operate through our primary U.S. subsidiary, Verde Renewables, Inc., headquartered in St. Louis, Missouri.

Our Industry and Market Opportunity

We operate at the convergence of two rapidly evolving sectors: sustainable building materials (which accounts for approximately 37% of annual global emissions), with a particular focus on road construction technologies, and the carbon removal industry, where our innovations enable both the reduction and removal of atmospheric carbon emissions.  One of our principal missions is to bridge these sectors by delivering high-performance, low-carbon infrastructure solutions that drive both environmental impact and economic value, creating a scalable pathway for the infrastructure sector to actively contribute to global sustainability goals.

Building Materials Industry

The global road construction market was valued at $572.9 billion in 2023, according to Market Research Future's Road Maintenance Market Research Report (January 2025). In 2024, the market in North America reached $188.0 billion according to a report published by IBISWorld. Astute Analytica’s Global Road Maintenance Market Report (February 2024) further projects steady growth in infrastructure spending through 2032.

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Global Carbon Market

We define the “global carbon market” as the global market for carbon offsetting or carbon trading. Carbon offsetting is a system designed to reduce global greenhouse gas emissions by allowing countries, companies, or individuals to compensate for their own emissions by purchasing “credits” from projects that reduce or remove greenhouse gasses from the atmosphere. To generate these “credits”, which are often referred to as “carbon credits” or “carbon removal credits”, a carbon offsetting project must be certified by either a governmental authority or independent certification body, such as Puro.earth. The governmental authority or certification body reviews the carbon offsetting project, tests the project to verify it has demonstrated emissions reductions, and, once the project is approved, issues the carbon credits to the developer.

A landmark report by Oliver Wyman, the City of London Corporation, and the UK Carbon Markets Forum states that the global market for carbon dioxide removal credits could surge from roughly $2.7 billion in 2023 to as much as $100 billion per year by 2030–35, if key obstacles are resolved—including clarity on credit standards, stronger corporate guidance, and robust policy frameworks. The World Economic Forum notes a pivot in the global carbon market lessoning reliance on avoided-emission credits. As a result, the market fell from $1.87 billion in 2023 to $0.72 billion in 2024—but carbon dioxide removal (CDR) is emerging as the linchpin for future growth. Major firms are beginning to step into the carbon market as well. For instance, Microsoft recently purchased about 3.5 million carbon credits, with each credit typically representing one metric ton of carbon dioxide, to offset emissions tied to its rapidly expanding AI operations, a signal that heavy tech investment could become a major catalyst.

We believe our opportunity lies in our ability to generate certified carbon removal credits through the production of biochar-infused asphalt, a process which has been independently validated through successful trials at the NCAT Test Track. With the United States consuming approximately 550 million tons of asphalt annually, the potential for credit generation is substantial.

Currently, available U.S. biochar supply can support the production of only about 4 million tons of finished asphalt. However, according to the U.S. Biochar Coalition, the United States produces over 700 million tons of biogenic waste each year, which is enough to yield up to 100 million tons of biochar and enable the production of more than 2 billion tons of carbon-sequestering asphalt. This represents what we believe to be a transformative opportunity to scale both infrastructure decarbonization and carbon credit generation nationwide.

As infrastructure stakeholders increasingly seek cost-effective, climate-aligned solutions, we offer a rare combination of affordability, performance, and verified climate impact. Each ton of biochar-asphalt produced enables the generation of additional carbon removal credits, unlocking a what we expect will be a scalable, high-margin, and recurring revenue stream alongside traditional infrastructure income.

With Puro.earth certification and early credit purchases by a major financial institution following our proof-of-concept success, we are positioned at the forefront of engineered carbon removal. As our operations scale, we believe our model offers a clear path to monetizing decarbonization, helping governments and corporations meet climate targets while maximizing impact for each dollar spent.

Market Challenges

The building materials industry is highly fragmented, comprising both large publicly traded corporations and a wide range of privately held firms. Historically, many of these companies have relied on conventional road materials and methods, such as hot mix asphalt, with limited innovation. However, there is a growing shift across the sector, as companies increasingly invest in research and development to meet the rising demand for sustainable and environmentally friendly solutions.

Despite this momentum, the adoption of new technologies remains challenging due to entrenched industry practices, complex regulatory frameworks, and performance expectations tied to long-established standards. While many competitors are significantly larger and better capitalized, we believe we are positioned to lead in this transition.

Our proprietary technologies, particularly in the road construction sector, enable the integration of carbon-sequestering materials like biochar directly into asphalt and other mix designs. These solutions are not only difficult to replicate but are also backed by real-world validation and the ability to generate carbon removal credits. This positions us at the intersection of two urgent global needs: decarbonizing infrastructure and delivering high-performance, cost-effective alternatives to legacy materials.

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Our Grow Strategies

Our growth strategy is focused on forming strategic relationships with organizations that already possess established infrastructure critical to large-scale deployment. This includes companies with existing asphalt mixing facilities, supply chains for raw materials, distribution networks, and sales agreements with end-users such as state departments of transportation, municipalities, and contractors.

Rather than building these capabilities from scratch, we license our proprietary technologies to these organizations alongside our fully integrated Net Zero infrastructure blueprint. Our model allows them to easily incorporate carbon-negative technologies, such as biochar-enhanced asphalt, into their current operations. We believe this significantly reduces the barrier to adoption while accelerating market penetration. By leveraging their physical assets, regulatory relationships, and customer base, and combining them with our innovation and carbon credit-generating solutions, we can create a mutually beneficial path to scale faster, smarter, and with greater environmental impact.

Our initial focus is to prove this model in the U.S. market before scaling globally. We believe this strategy will promote rapid adoption by our target customers, who operate within a traditionally conservative and highly regulated industry. Following U.S. validation, we intend to expand into Southeast Asia, where we already have a presence, with an initial emphasis on Malaysia, where we already operate a BioFraction facility capable of supplying sustainable materials to support local infrastructure projects and regional decarbonization efforts.

Our Services and Products

We own all rights to, and license as part of our business model, two core proprietary technologies that form the foundation of our carbon-integrated road system:

Cold Mix Biochar Asphalt.  Our cold mix asphalt is a surface course engineered with biochar, a stable form of carbon derived from organic waste, and formulated with a proprietary emulsifying agent that enables the creation of a specialized emulsion, facilitating a strong bond between the carbon and aggregate. Unlike traditional hot mix asphalt, which requires high temperatures and generates significant greenhouse gas emissions during production and application, our solution is applied at ambient temperature and activated with water, eliminating the need for heat or solvents. It is durable, cost-effective, and suitable for year-round use, including in cold-weather climates.

The material has been independently validated, including through trials at the NCAT, confirming its performance under real-world conditions. Importantly, it is the first asphalt surface course to enable the issuance of verified carbon removal credits, positioning it as a breakthrough in both sustainable infrastructure and climate mitigation.

TerraZyme Enzyme-Based Soil Stabilization.  TerraZyme is our proprietary enzyme-based catalyst engineered to improve the strength, durability, and moisture resistance of native soils—serving as a sustainable alternative for road base preparation, subgrade stabilization, and erosion control. The enzyme works by catalyzing a natural reaction in clay-bearing soils, breaking down organic material and rearranging soil particles into a more tightly bonded structure. This reaction reduces permeability, minimizes swelling, and significantly enhances load-bearing capacity without the need for imported aggregates or traditional binders.

Conventional stabilization methods typically rely on cement, lime, or other chemical additives, which are not only costly and labor-intensive but also carbon-intensive in both production and application. By contrast, TerraZyme is a low-emission, cost-effective, and rapidly deployable solution that requires less equipment and labor while delivering superior long-term performance and carbon reduction. Its liquid form allows for easy on-site mixing with water and application using standard equipment, followed by compaction.

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TerraZyme is also well-suited for rural or remote areas, resource-constrained regions, or developing markets where access to aggregates is limited or prohibitively expensive. It is a key component of our broader mission to deliver climate-smart infrastructure solutions worldwide.

Sources and Availability of Raw Materials

While we do not directly produce our cold mix biochar asphalt surface course, the key ingredient in its production is biochar, a carbon-rich by-product used in our mix designs. We have entered into a memorandum of understanding with Oregon Biochar Facilities to secure a reliable supply of biochar in the United States through its facilities that are capable of producing our designer-grade biochar tailored to our specifications for use in the testing of our products and for downstream use by licensees of our solutions. In Southeast Asia, our production facility in Borneo is capable of producing biochar to our required specifications and we expect to initially utilize that facility as our primary supply of biochar in the region.

Distribution Network and Marketing

Because we operate primarily under a licensing model, we do not directly distribute or market the final road construction products ourselves. Instead, we leverage the existing distribution channels and customer networks of our licensees to commercialize Verde’s technologies efficiently and cost-effectively.

However, we do plan to market and distribute our proprietary designer blend biochar directly to our licensees and, in most cases, their end customers. This specialized biochar is a critical input in the production of the final cold mix biochar asphalt, and its consistency, quality, and performance characteristics are essential to ensuring the durability and carbon credit eligibility of the end product. By supplying a standardized, high-performance biochar blend, we help ensure reliable results across markets while also maintaining quality control over a key component of our Net Zero platform.

Customers

Our core customer base consists of businesses involved in road construction and infrastructure development. Under our licensing-based model, we provide proprietary technology and product formulations to commercial partners that can manufacture, distribute, and deploy our carbon-integrated solutions at scale. We are currently not dependent on any single customer and, at present, do not supply our solutions directly to any government agencies.

In the United States, we are currently in discussion under the Ergon MOU with Ergon Asphalt & Emulsions, a vertically integrated industry leader with extensive capabilities in asphalt production, distribution, and sales, to exclusively license our solutions.  In June, 2025, we signed a Memorandum of Understanding with Ergon which we expect will lead to a definitive licensing and distribution agreement in the coming months.  As such, we expect our direct customers in the United States will be asphalt mixing plants serviced by Ergon, which will use our cold mix biochar asphalt formulations and technologies to manufacture next-generation road construction materials. These plants have the infrastructure to produce, blend, and distribute materials in accordance with DOT specifications, making them the ideal channel for product deployment at scale.

Our relationship with Ergon will be critical to both the validation of our business plan as well as our prospects for future revenue growth. However, the Ergon MOU only expresses a mutual indication of interest of both parties in the proposed license and the commitment of both parties to negotiate definitive documentation for the Ergon License by September 2, 2025. If such definitive documentation for the Ergon License is never entered into, we will need to find another qualified partner that will manufacture, commercialize, market, sell and distribute our products in the United States.

Although we would not directly engage with other customers in the United States under our expected exclusive licensing arrangement with Ergon, we anticipate that Ergon would serve a wide range of downstream market segments that are key adopters of sustainable road materials, including:

State Departments of Transportation (DOTs), Local Municipalities, and U.S. Federal Agencies

DOTs are among the largest purchasers of asphalt materials, responsible for the construction and maintenance of public highways. As they implement carbon accounting frameworks and pursue emissions reduction mandates, our carbon-negative technologies offer a compelling, policy-aligned solution.

Municipalities manage local roads, subdivisions, and emergency repairs. Our cold mix asphalt, which requires no heating and minimal equipment, is ideal for off-season maintenance and budget-sensitive repairs, enabling year-round infrastructure improvements with reduced logistical complexity.

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Federal agencies, including the Department of Defense and the Department of Transportation, are under increasing pressure to source sustainable and low-emission materials. Our technologies meet both environmental goals and practical needs, such as performance in cold or remote conditions and reduced emissions during installation.

Private Sector Contractors & Developers

Contractors and developers are seeking to enhance their ESG credentials and qualify for green financing or tax incentives. By integrating our solutions, they can offer carbon-negative infrastructure without disrupting existing construction workflows, meeting market demand while advancing sustainability objectives.

Competition

Competitive Landscape

The construction materials industry is dominated by large, established public and private companies that compete primarily on cost, scale, logistics, and supply chain efficiency. These incumbents often have extensive production capacity, longstanding customer relationships, and significant influence over industry standards. Many are substantially better capitalized than we are and have decades of experience in the construction space. While historically slow to innovate, many of these companies are now investing in sustainable product development to meet regulatory pressure and market demand for greener infrastructure.

In parallel, the carbon removal and offset sector represents a fast-growing and increasingly competitive space. It includes a mix of climate-tech startups, project developers, environmental consultancies, and digital platforms focused on measurement, reporting, verification (“MRV”), and carbon credit issuance. These entities operate across various methodologies ranging from nature-based solutions like reforestation and regenerative agriculture to engineered approaches, such as direct air capture and biochar-based removal.

Several firms specialize in the digital infrastructure required to verify and track carbon credits, including remote sensing, blockchain-backed registries, and AI-driven MRV tools. Leading carbon marketplaces like Puro.earth, Verra, Gold Standard, and Carbonfuture serve as both platforms and gatekeepers, adding layers of complexity and competition for credit issuance and sale.

What we believe differentiates us is our ability to embed carbon removal directly into essential infrastructure products like roads, and generate verified carbon removal credits from every mile paved. Unlike firms focused solely on offset trading or digital MRV, we deliver physical carbon drawdown through material innovation, creating a defensible position at the intersection of two massive and converging industries: construction and climate.

At this time, we do not face direct competition in the development and commercialization of carbon-sequestering asphalt. We are the first to establish a fully validated and licensable Net Zero Blueprint for asphalt, a model that enables the production of cold-applied, biochar-infused asphalt while generating certified carbon removal credits. This blueprint was proven through successful trials at the NCAT Test Track and has been certified by Puro.earth, the leading global standard for engineered carbon removal. It is already commercially validated through early credit purchases by a major financial institution.

Rather than competing with existing hot mix asphalt producers, our model presents a paradigm shift, offering existing producers a new revenue-generating opportunity. By licensing our blueprint, traditional producers can transition to cold-based biochar asphalt without overhauling their existing equipment or vendor relationships. This not only eliminates the need for energy-intensive burners and dramatically reduces GHG emissions, but also allows for year-round operations, including in winter, potentially increasing both positive environmental impact and profitability.

While other companies in the infrastructure or sustainability space may have more resources or legacy experience in producing green materials, no other company to date has combined asphalt production with certified carbon credit generation. We believe our ability to monetize decarbonization through a scalable, licensable model places us at the forefront of engineered carbon removal and gives us a significant first-mover advantage.

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Our Competitive Advantages

Despite the competitive nature of our industry and the relatively small size of our company, we believe we have certain competitive advantages, and we believe we will be able to capture a good market share through the following:

•	Scalable Licensing Model: We operate a global licensing model that enables building materials companies to integrate our proprietary technologies into their existing operations. We believe this capital-light approach allows us to scale quickly without the costs of manufacturing or installation. By partnering with companies that already have infrastructure and market access, we accelerate adoption, expand our impact, and enable the local generation of carbon-negative materials and credits. Freed from production, we can focus on innovation, while our partners focus on regulatory alignment and customer fit in their respective markets.

•	Next-Generation Road Technologies: Our products have been tested and shown to be more durable, cost-effective, and environmentally friendly than traditional hot mix asphalt for surface courses and cement- or lime-based methods for soil stabilization.

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Carbon Impact: Our products can help contractors and infrastructure companies reduce their Scope 1 emissions (direct greenhouse gas emissions), Scope 2 emissions (indirect greenhouse gas emissions from the generation of energy that an organization consumes), and Scope 3 emissions (indirect greenhouse gas emissions that occur throughout an organization’s value chain as a result of its activities), enabling a path toward net-zero operations. Compared to traditional hot-mix asphalt products, our cold-mix biochar asphalt produces fewer emissions, including by eliminating high-temperature processing and requiring less electricity during manufacturing, being fully recyclable, and taking advantage of local and low-carbon sourcing of raw material inputs.

•	Carbon Credit Generation: Unlike traditional materials, our solutions enable the creation of verified carbon removal credits, opening new revenue streams for our partners and their customers while helping them meet ESG and Net Zero goals.

•	Integrated Model: We combine proprietary building material technologies with carbon credit generation, offering both product and environmental value.

•	Verified Carbon Removal: Our use of biochar enables the generation of third-party certified carbon removal credits, backed by measurable data.

•	Asset-Light Expansion: Through licensing agreements and local processor partnerships, we can scale efficiently without heavy capital investment.

•	Policy and ESG Alignment: Our solution aligns with global Net Zero targets, Scope 1,2, and 3 emissions reductions, and climate-resilient procurement policies.

•	First-Mover Positioning: We are among the first to successfully commercialize asphalt-integrated biochar with verified carbon credits in the United States.

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Our Strategy

While this market is highly competitive, we believe in our competitive advantages. We are focusing on the following strategies to further expand our horizons and fuel further growth:

•	Commercial Licensing: Partner with national and regional infrastructure companies to license our asphalt formulations and biochar technologies.

•	Biochar Supply Network: Expand a decentralized supply chain of biochar processors through IP licensing and offtake agreements.

•	Carbon Credit Monetization: Scale the generation and sale of carbon removal credits through verified methodologies and corporate buyers.

•	Geographic Expansion: Grow our presence across the United States and Southeast Asia by leveraging early success and demand from infrastructure owners.

Seasonality

Our cold mix asphalt can be produced year-round and is well-suited for stockpiling, allowing for placement in virtually any season, including in colder climates where traditional hot mix asphalt cannot be applied. While seasonality may influence construction activity timing, particularly in winter-prone regions, it does not impact the production, storage, or licensing of our technologies.

As a result, our business operations are not materially affected by seasonality. We maintain the ability to license, supply, and support deployment year-round, ensuring consistent commercial activity and project readiness regardless of climate.

Intellectual Property

We currently maintain proprietary rights to our key technologies (namely, a custom-designed emulsifying agent used in our cold mix biochar asphalt mix design and the TerraZyme enzyme) as trade secrets. We hold no issued patents at this time. However, we have filed a provisional patent in the United States covering our complete cold mix asphalt design and system, including a custom-designed emulsifying agent central to its performance. We continue to see trade secret protections as essential to maintain the secrecy of our proprietary formulations and reduce the risk of reverse engineering our technologies. However, we also believe there is significant value to be gained from seeking patent protection of our larger systems that integrate our trade secret technologies, including the ability to enforce such patents against any parties who may infringe upon them. As we grow, our plan is to invest more in registered patent protection to the extent we feel such protection is superior to trade secret protection, which has the benefit of maintaining the privacy of critical aspects of our technology.

Governmental Approvals and Regulation

Governmental Approvals

Because our business will be centered around a licensing model and we do not currently produce or manufacture any products, we are not currently aware of any laws or governmental regulations that materially influence our business. We will work in collaboration with our licensees who will be manufacturing, distributing, and installing our technologies, as they engage with state and federal agencies to assist with their achieving full compliance with all applicable regulations, including:

•	Construction material standards and testing protocols; and

•	Carbon credit methodologies approved by recognized certification bodies

Environmental Laws

Under our licensing model, manufacturing is carried out by our licensees, who are responsible for complying with all applicable environmental laws and regulations in their respective jurisdictions. We work closely with them to ensure adherence to best practices and sustainability standards throughout the production process. Currently we do not experience any material effects from or incur costs related to compliance with environmental regulations.

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Insurance

We have evaluated the cost, availability, and practicality of obtaining business interruption insurance and determined that, given our transition to an asset-light, licensing-based business model, such coverage is not commercially feasible at this time. As a result, we do not maintain business interruption insurance for our U.S. operations or our overseas facility in Borneo. Consequently, we may be exposed to unrecoverable losses in the event of a disruption to our operations, as further discussed under “Risk Factors – Risks Related to Our Business – We do not carry business interruption insurance and could incur unrecoverable losses if our business is interrupted.”

Employee and Human Capital

As of June 23, 2025, we had the following employees and consultants:

Senior Management	3
Sales and Marketing	8
Production	1
Information System Technology	1
Administration / Finance / HR	2
Independent Consultants	4
Total	19

We have a total of 19 employees and representatives, including independent consultants. Of these, ten are based in the United States, including four independent consultants (two in sales and marketing, one in production, and one in administration). The remaining nine individuals are based in Malaysia, where they support local operations under the oversight of U.S.-based senior management.

None of our employees are members of a trade union. We believe we maintain strong relationships with our team and, to date, have not experienced any strikes, work stoppages, or material labor disputes. We intend to hire more staff to assist in the development and execution of our business operations.

Properties

Our corporate and executive office is located at 8112 Maryland Ave, Suite 400, St. Louis, Missouri 63105, telephone number (314) 530-9071. We believe that our existing facilities are adequate to meet our current requirements and will continue to evaluate our facilities sufficiency as each lease nears expiration.

We currently lease the following real properties:

Location	Rent/Own	Mortgage/Lease Terms	Use
St. Louis, Missouri	Rent	December 1, 2025	Corporate Headquarters
St. Louis, Missouri	Rent	June 23, 2026	Corporate Housing
Jalan Silam, Sabah Malaysia	Rent	December 21, 2027	BioFraction Factory Site

Legal Proceedings

From time to time, we may be involved in various legal proceedings and claims arising in the ordinary course of business. Management believes that the dispositions of these matters, individually or in the aggregate, are not expected to have a material adverse effect on our financial condition. However, depending on the amount and timing of such disposition, an unfavorable resolution of some or all of these matters could materially affect the future results of operations or cash flows in a particular year. We are not involved in any material legal proceedings, nor are we aware of any legal proceedings threatened or in which any director or officer or any of their affiliates is a party adverse to our Company or has a material interest adverse to us.

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Corporate History and Structure

Verde Resources, Inc. was incorporated on April 22, 2010, in the State of Nevada. We currently have four wholly owned subsidiaries, one majority-owned subsidiary, and three wholly owned indirect subsidiaries, with Verde Renewables, Inc. acting as our primary operating company.

The following diagram illustrates our current corporate structure:

 The following paragraphs discuss our reclassifications, mergers, consolidations, and non-ordinary course purchases and sales of significant assets throughout our corporate history.

Acquisition of Verde Resources Asia Pacific Limited

 On October 25, 2013, we entered into an Assignment Agreement for the Assignment of Management Right in Merapoh Gold Mines in Malaysia (the “Assignment Agreement”) with Federal Mining Resources Limited (“FMR”), a company incorporated under the laws of the British Virgin Islands. FMR owned 85% equity interest in Champmark Sdn Bhd, a private limited liability company incorporated in Malaysia. CSB the Mining Contractor of the Mining Lease for Site IV-1 at the Merapoh Gold Mine (the “Mining Lease”) under the Contract for Work with MMC Corporation Berhad, the Permit Holder of the Mining Lease.

 Under the terms of the Assignment Agreement, FMR had assigned its management rights of CSB’s mining operation in the Mining Lease to us, through FMR’s wholly-owned subsidiary Verde Resources Asia Pacific Limited in exchange for 80,000,000 shares of our common stock, which constituted 95.26% of our issued and outstanding capital stock as of and immediately after the consummation of the acquisition. VRAP was formed on February 7, 2013, by FMR to monitor the CSB operation. The acquisition of 100% of the issued and outstanding capital stock of VRAP was agreed upon on October 18, 2013, and completed on October 25, 2013. Pursuant to the Assignment Agreement, and a Supplementary Agreement dated February 17, 2014, on further clarifications to the Assignment Agreement signed by the Company with FMR, FMR’s 100% interest in VRAP was transferred to us at a consideration of one dollar ($1.00).

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On April 1, 2014, the Board of Directors of VRAP notified FMR of the decision to exercise its option to purchase an 85% equity interest of CSB pursuant to Section 3.2.4 of the Management Agreement dated July 1, 2013, between VRAP and FMR. This acquisition was completed on April 1, 2014, with consideration of $1, and VRAP then became an 85% shareholder of CSB.

With the above transactions, VRAP became a wholly-owned subsidiary of the Company and CSB, its 85% deemed indirect subsidiary.

Acquisition of Biofraction Facility and Catalytic Biofraction Process

On May 10, 2021, the Company announced the Sale and Purchase Agreement (the “S&P Agreement”) to acquire the assets of a biofraction plant and the “right to use” intellectual property license for the Catalytic Biofraction Process in Sabah, Malaysia from Borneo Energy Sdn Bhd, in exchange for the issuance of 166,666,667 shares of our common stock at a price of $0.03 per share, for an aggregate value of $5,000,000. 135,666,667 shares and 31,000,000 shares were issued to Borneo Energy Sdn Bhd on May 10, 2021, and July 1, 2021, respectively. The acquisition from Borneo Energy Sdn Bhd the assets of its biofraction plant and the right to use its intellectual property license in Sabah, Malaysia was completed on February 24, 2023.

We also announced our entry into a Share Sale Agreement on May 12, 2021, for the acquisition of the entire issued and paid-up share capital of Bio Resources Limited from various unrelated third parties, including Taipan International Limited, The Wision Project Limited, and other individuals, in consideration for the issuance of 321,500,000 shares of our common stock at price of $0.03 per share, for an aggregate value of $9,645,000, and the issuance of promissory notes with a two-year term period in an aggregate principal amount of $20,355,000. A total of 321,500,000 shares and the promissory notes were issued on May 12, 2021. The principal amount of the promissory notes was repayable by May 12, 2023, and bore a zero coupon interest. On January 20, 2022, we reached a mutual agreement with the lenders of the promissory notes to enter into a Supplement to Promissory Note with each lender to convert the total principal loan amount of $20,355,000 into shares of our common stock, at a price per share of $0.0611, which represented the previous ninety (90) days’ volume weighted average price (VWAP) as of the market closing of January 19, 2022, with such shares of common stock to issued at a later date under separate agreement. The acquisition of BRL was consummated on October 12, 2022. The shares issuable upon conversion of the promissory notes were issued on December 9, 2022.

Settlement of Debt Agreement

On June 9, 2021, we entered into a Settlement of Debt Agreement (the “Debt Settlement Agreement”) with certain of our creditors, including Beijing Changxin Wanlin Technology Co., Ltd, Federal Mining Resources Ltd, Federal Capital Investment Limited and Yorkshire Capital Limited (collectively the “Creditors”) to convert a total of $1,945,096 of our accounts payable to the Creditors into equity by issuing 64,836,533 new shares of our common stock at a price per share of $0.03. As set out in the Debt Settlement Agreement, the new issued shares for settlement of the account payable to Beijing Changxin Wanlin Technology Co., Ltd, Federal Mining Resources Ltd and Federal Capital Investment Limited were issued to their nominee Internet.com Ltd on June 9, 2021.

Biofraction Factory Expansion

On June 11, 2021, VRAP entered into a Sale and Purchase of Assets Agreement (the “SPA Agreement”) to purchase a factory site from a Malaysian company, Segama Ventures Sdn Bhd (“Segama Ventures”), in order to expand our biofraction plant in Malaysia. Under the terms of the SPA Agreement, the acquisition would be satisfied by payment to Segama Ventures of an aggregate total of $1,600,000 in cash, which would be paid in two instalments of $800,000 each, with one payment due upon signing the SPA Agreement, and the second payment due within three (3) months from the date of the SPA Agreement. A deposit of $800,000 was paid to Segama Ventures on June 10, 2021. On March 2, 2022, however, VRAP entered into a Cancellation of Sale and Purchase of Assets Agreement (“Cancellation Agreement”) for the cancellation of the Sale and Purchase of Assets Agreement to purchase the factory site from Segama Ventures that was signed on June 11, 2021.

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Simultaneously, on March 2, 2022, through VRAP, we entered into a Commercial Lease Agreement and Option to Purchase (“Lease Agreement”) for renting the factory site from Segama Ventures for a lease term of seven (7) years (“Lease Term”) at a monthly rental of MYR 36,000 ($8,571). The rental for the entire Lease Term amounts to the sum of MYR 3,024,000 ($720,000) (the “Lease Payment”) which was required to be paid in advance upon commencement of the Lease Agreement together with a payment of security deposit for the sum of MYR 336,000 ($80,000) (the “Security Payment”). We utilized the refundable advance of $800,000 from the Cancellation Agreement above to fund the security deposit and payment of the Lease Payment. The Lease Agreement also provided VRAP with an exclusive right and option to purchase the factory site together with all its right title and interest for a consideration of MYR 8,000,000 ($1,904,762) (the “Purchase Price”) or other value as determined by a valuation report on the factory site by a Malaysian registered property valuer at any time during the period of two years from the date of the Lease Agreement. The Lease Payment and Security Payment would be applied toward the Purchase Price upon VRAP exercising the option to purchase. The option to purchase was not exercised and lapsed on March 1, 2024.

CSB Acquisition

On June 18, 2021, VRAP entered into a Shares Sale Agreement with Lamax Gold Limited (“LGL”), a company incorporated under the laws of the British Virgin Islands, in relation to acquisition of the remaining 15% of the issued and paid-up share capital of CSB. Prior to this acquisition, VRAP owned 85% equity in CSB. Under the terms of the Shares Sale Agreement, the consideration for the acquisition shall be satisfied in full by the payment of MYR 150,000 (approximately $36,130) upon the execution of the Shares Sale Agreement. A deposit of MYR 150,000 (approximately $36,130) was paid to LGL on June 21, 2021. With the completion of the acquisition on October 20,2021, CSB became a wholly owned subsidiary of VRAP, and indirectly, of the Company.

Verde Life, Inc. Incorporation

On July 7, 2021, the Company through its wholly-owned subsidiary VRAP entered into a Product Supply Agreement (the “Product Supply Agreement”) with MRX Xtractors, LLC (“MRX”), an Oregon limited liability company. MRX is a market leader in commercial extraction systems for cannabis and hemp. The Product Supply Agreement is a partnership between VRAP and MRX to establish a purchase and supply arrangement that allows VRAP to distribute white-label THC-free CBD products from MRX. To facilitate the distribution of these CBD products, on November 15, 2021, we formed a wholly owned subsidiary, Verde Life, Inc., under the laws of the State of Oregon. We terminated our business in the distribution of CBD products upon the expiry of the Product Supply Agreement on July 6, 2024.

Establishment of Missouri Entities

On August 10, 2021, we formed a wholly owned subsidiary, Verde Renewables, Inc., for the purpose of conducting business in Missouri (using straw bed and wood waste to create biochar and related products). Another entity, Verde Estates, LLC, was also formed on August 10, 2021, to own property in Missouri. Verde Estates, LLC is a wholly owned subsidiary of Verde Renewables, Inc.

Establishment of Verde Malaysia

On January 17, 2022, the Company formed a wholly owned subsidiary, Verde Resources (Malaysia) Sdn Bhd, a company incorporated under the laws of Malaysia, for the purpose of conducting consultation services and distribution of renewable agricultural commodities.

On March 23, 2022, through Verde Malaysia, we entered into a Sale of Shares Agreement (“SSA”) with The Wision Project Sdn Bhd, a company incorporated under the laws of Malaysia, to acquire the one hundred percent (100%) of the issued and paid up ordinary shares in Wision. It was closed in May 2022.

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Chesterfield Property Acquisition

On April 29, 2022, VRI closed on the purchase of residential property located in Chesterfield, Missouri (the “Chesterfield Property”). The purchase price for the Chesterfield Property was $750,000.00, paid at closing with cash on hand. The Chesterfield Property was subsequently sold to our Chief Executive Officer, Jack Wong, on December 10, 2024, at a purchase price of $857,500.

Conversion of Promissory Notes

On December 7, 2022, we entered into a Supplementary Agreement with the seventeen holders, including our President and CEO, Jack Wong, of the Promissory Notes discussed above related to the acquisition of BRL, to convert the total principal loan amount of $20,355,000 into shares of our common stock at an agreed conversion price of $0.0611 per share on or before December 9, 2022. On December 9, 2022, the conversion of promissory notes was completed with the issuance of 333,142,389 shares of our common stock, at a price of $0.0611 per share, to the seventeen holders, including Jack Wong.

Sale of CSB

On March 13, 2023, through VRAP, we entered into a Share Sale Agreement (the “SSA Agreement”) with Jusra Mining Merapoh Sdn Bhd (“JMM”), a company incorporated under the laws of Malaysia, to sell the entire issued and paid-up share capital of CSB, our indirect wholly-owned subsidiary engaged in the mining business. Under the terms of the SSA Agreement, the consideration for the sale of CSB shall be satisfied in full by the payment of Malaysia Ringgit MYR 500,000. The sale of CSB is part of our larger restructuring exercise to shift our focus towards renewable energy and sustainability development with the world faced with challenges of climate change and environmental dehydration. The transaction closed on April 20, 2023.

Also on March 13, 2023, we entered into a Settlement of Debts Agreement (the “SDA Agreement”) with CSB and a two year term period promissory note with CSB’s creditor, Borneo Oil Corporation Sdn Bhd (the “Creditor”), to settle in full a total of USD 675,888 of CSB’s account payable to the Creditor either in cash or by the issuance of new restricted shares of our common stock at a price of $0.07 per share. On August 16, 2024, we entered into a Supplementary Agreement to the SDA Agreement and Promissory Note with the Creditor to convert the total accounts payable of USD 675,888 into 9,655,542 shares of our common stock at the agreed conversion price of $0.07 per share. A total of 9,655,542 shares of our common stock was issued on August 16, 2024, to Borneo Oil Berhad, the appointed nominee of the Creditor, to settle in full the total accounts payable to the Creditor.

VATA Acquisition

On March 23, 2023, through Verde Malaysia, we entered into a Shares Sale Agreement (the “VATA SSA Agreement”) with Murugesu A/L M. Narasimha and Deivamalar A/P Kandiah (“Vendors”), the legal and beneficial owners of Vata VM Synergy (M) Sdn. Bhd. (“VATA”), a company incorporated under the laws of Malaysia, to acquire 60% of the issued and paid-up share capital of VATA, a company engaged in the business of providing green technology to public and private sectors and in creating high quality compost using agricultural waste and biomass products in Malaysia, in exchange for MYR 2,250,000. The MYR 2,250,000 purchase price is to be paid in installments, which include a first payment of MYR 100,000 upon the execution of the VATA SSA Agreement, a second payment of MYR 150,000 within thirty (30) days from the date of fulfillment or waiver of all the conditions set out in the SSA Agreement, and the issuance of shares of our common stock for the balance consideration of MYR 2,000,000 at a price per share of not more than ten percent (10%) discount from the immediate preceding five trading days VWAP from the issuance date pursuant to the terms of the SSA Agreement. The first payment of MYR100,000 was made, however, the SSA Agreement has since been terminated on the basis of non-disclosure of material information by the Vendors.

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MANAGEMENT

Directors and Executive Officers

The following tables set forth the respective positions and ages of the directors and executive officers of the Company as of the date of this prospectus.

Name	Age	Position

Jack Wong	42	Chief Executive Officer and Director
Sherina Chui	49	Chief Financial Officer
Eric Bava	45	Chief Operating Officer and Director
Jeremy P. Concannon	48	Chief Growth Officer
Karl Strahl	33	Director
[Independent Director 1]	[ ]	Independent Director
[Independent Director 2]	[ ]	Independent Director
[Independent Director 3]	[ ]	Independent Director
[Independent Director 4]	[ ]	Independent Director

Biographical Information

Jack Wong, age 42, has served as our Chief Executive Officer and director since October 1, 2022. Prior to that, he was CEO of The Wision Project Sdn Bhd, a subsidiary of the Company, since December 2020. Under his leadership, the division played an instrumental role in the Company’s strategic transition into the carbon sector. Between October 2013 and March 2020, he founded, developed, and operated Scuba Tiger, a dive resort near Sipadan Island in Sabah, Borneo—one of the world’s premier scuba diving destinations. During this period, he also independently engaged in commodities trading as a sole proprietor. From July 2008 to July 2013, Mr. Wong served as Head of Operations – Disney Department at TCT Trading S/B where he led the collaboration with Fun Characters International Pte Ltd., then the master licensee for Disney Consumer Products, Inc. in Southeast Asia, covering Singapore, Malaysia, Indonesia, and Thailand. TCT Trading S/B was granted third-party rights to reproduce and use selected Disney characters, materials, and trademarks in connection with the manufacturing, distribution, and sale of Disney consumer products throughout the region. Mr. Wong received his bachelor’s degree in business administration from Wichita State University in 2007. He also received a certificate in Life Cycle Assessment: Quantifying Environmental Impacts from the Massachusetts Institute of Technology in 2022.

Sherina Chui, age 49, brings over two decades of financial leadership experience spanning construction, industrial investments, and fast-moving consumer goods (FMCG). Ms. Chui has served as our Chief Financial Officer since May 2025. From March 2018 to March 2025, she served as a senior financial executive at Singbuild Construction Co., Ltd, a multinational company, where she led key initiatives in corporate restructuring, internal controls, and financial risk management. During her tenure, she was instrumental in driving financial stability, regulatory compliance, and operational improvements across multiple business units. Sherina has deep expertise in both International Financial Reporting Standards (IFRS) and U.S. GAAP, which will be critical as the Company scales its Net Zero Blueprint, expands U.S. operations, and licenses its technologies globally. Her strategic financial acumen and operational discipline will help reinforce the Company’s financial framework, ensure SEC compliance, and support long-term growth in an increasingly complex regulatory and market environment. Ms. Chui received her bachelor’s degree in accounting from RMIT University in 1998.

Eric Bava, age 45, is a highly accomplished business leader with a proven track record across multiple industries. Mr. Bava has served as our Chief Operating Officer and director since October 2023. Prior to that, Mr. Bava served as Co-Founder and Chief Operating Officer of Plantwise from July 2020 to September 2023, where he applied his deep expertise in manufacturing and distribution to streamline operations and elevate customer service standards, preserving the integrity and reputation of the Plantwise product line. Earlier in his career, Mr. Bava worked as a legal consultant before channeling his entrepreneurial drive into launching a wine distribution business in 2010. There, he successfully managed large-scale operations, optimized logistics, and led strategic sales and marketing initiatives with a focus on profitability, product quality, and customer satisfaction. In 2013, he founded King Extracts, an innovative cannabis brand that initially served California’s medical market and later expanded into the adult-use sector. As founder and CEO, he oversaw all aspects of the business—from manufacturing and operations to distribution and sales. Under his leadership, King Extracts grew rapidly and was eventually acquired by a Canadian corporation, cementing Mr. Bava’s reputation as a respected figure in the cannabis industry. Mr. Bava received his bachelor’s degree in business management from Ball State University in 2002.

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Jeremy P. Concannon, age 48, began his career in his family’s business, where he progressed from entry-level positions to leadership roles in both inside and outside sales. Mr. Concannon has served as our Chief Growth Officer since August 2024. He was instrumental in driving significant growth, ultimately contributing to the company’s acquisition by a major strategic buyer. From 2012 to 2021, Jeremy served as President of Innovative Packaging Co., where he led a high-performing sales organization, recruited and onboarded top-tier talent, and implemented data-driven sales strategies that consistently delivered year-over-year growth and profitability. Following the acquisition, Jeremy took on the role of Executive Vice President of Sales & Marketing at 360 Pack from 2021 to 2024. There, he continued to demonstrate his expertise in scaling cohesive, results-driven teams and positioning businesses for sustained success. His leadership has consistently helped companies establish themselves as industry leaders through strategic growth and operational excellence. Mr. Concannon received his bachelor’s degree in business management from Loyola Marymount University in 2001.

Karl Strahl, age 33, has served on our Board since May 1, 2025 and is a respected executive in the biochar and carbon removal industry. He began his career at Tesla Solar in Albany, New York in 2016, where he developed a high-conversion passive sales strategy and earned multiple top sales awards. Since joining Oregon Biochar Solutions in 2018, Mr. Strahl has played a leading role in advancing the commercialization of biochar-based carbon credits in the United States. As Vice President of Sales & Marketing, he helped expand the company’s market reach across agriculture, environmental remediation, and sustainable building materials from 2018 to 2023. In 2023, he was promoted to Chief Operating Officer of Oregon Biochar Solutions, where he continues to drive strategic growth and innovation. Most recently, Mr. Strahl was instrumental in launching the world’s first insured biochar carbon removal credits in partnership with Oka, The Carbon Insurance Company, establishing a new benchmark for transparency and buyer assurance in the voluntary carbon market. Mr. Strahl also serves as a Board Member, Treasurer, and Standards Committee Member of the U.S. Biochar Coalition, a Washington, D.C.-based registered lobbying entity focused on policy advocacy, industry standards, and the promotion of pragmatic, biochar-based climate solutions nationwide. He received his bachelor’s degree in in Environmental Science from St. Lawrence University in 2016.

Director Independence and Committees of the Board of Directors

Director Independence

Of our prospective directors, we have determined that [●], [●], [●] and [●] are “independent” directors under the Nasdaq listing standards, while Jack Wong, Eric Bava, and Karl Strahl, our current directors, are not independent under such standards. We have also determined that each of the three prospective members of the Audit Committee is “independent” for purposes of Section 10A(m)(3) of the Exchange Act and the rules promulgated thereunder and under the Nasdaq listing standards. Further, the Board has determined that each of the three prospective members of both the Compensation Committee and the Nominating and Corporate Governance Committee is “independent” under the Nasdaq listing standards.

Board Committees

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will have three standing committees of the Board: the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. Each of the board committees will act pursuant to a separate written charter adopted by our board of directors, each of which will be available on our website at www.verderesources.com upon the conclusion of this offering. Our board of directors may at any time or from time to time appoint certain other committees in its sole discretion as it deems necessary or appropriate to carry out its functions.

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Audit Committee

The Audit Committee will consist of [●] (Chairman), [●], and [●]. The Board has determined that all of the prospective members of the Audit Committee are “independent,” as defined by the Nasdaq listing standards and by applicable SEC rules. In addition, the Board has determined that [●] is an audit committee financial expert, as that term is defined by the SEC rules, by virtue of having the following attributes through relevant experience: (i) an understanding of generally accepted accounting principles and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals, and reserves; (iii) experience preparing, auditing, analyzing, or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; (iv) an understanding of internal controls and procedures for financial reporting; and (v) an understanding of audit committee functions.

The function of the Audit Committee relates to oversight of the auditors, the auditing, accounting, and financial reporting processes, and the review of the Company’s financial reports and information. In addition, the functions of the Audit Committee will include, among other things, recommending to the Board the engagement or discharge of independent auditors, discussing with the auditors their review of the Company’s quarterly results and the results of their audit, and reviewing the Company’s internal accounting controls.

Compensation Committee

The Compensation Committee will consist of [●] (Chairman), [●] and [●]. The Board has determined that all of the prospective members of the Compensation Committee are “independent,” as defined by Nasdaq listing standards. The responsibility of the Compensation Committee is to review and approve the compensation and other terms of employment of our President and Chief Executive Officer and our other executive officers, including all of the executive officers named in the Summary Compensation Table under the heading “Executive Compensation” below (the “named executive officers”). Among its other duties, the Compensation Committee oversees all significant aspects of the Company’s compensation plans and benefit programs. The Compensation Committee annually reviews and approves corporate goals and objectives for the President and Chief Executive Officer’s compensation and evaluates the Chief Executive Officer’s performance in light of those goals and objectives. The Compensation Committee also recommends to the Board the compensation and benefits for members of the Board. The Compensation Committee has also been appointed by the Board to administer our 2024 Equity Incentive Plan. The Compensation Committee does not delegate any of its authority to other persons.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee will be comprised of [●] (Chairman), [●] and [●]. The committee members are independent under applicable Nasdaq rules and regulations. The Nominating and Corporate Governance Committee is responsible for, among other things, considering potential board members, making recommendations to the full board as to nominees for election to the board, assessing the effectiveness of the board and implementing our corporate governance guidelines.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, and in the past year have not served, as a member of the compensation committee of any entity that has one or more officers serving on our board of directors.

Family Relationships

There are no family relationships among any of the directors or executive officers.

Code of Business Conduct and Ethics and Insider Trading Policy

Our board of directors has adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) and will adopt an Insider Trading Policy, each of which will be filed as exhibits to the registration statement of which this prospectus forms a part. You can review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. The Code of Ethics will also be available on our website at https://www.verderesources.com. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

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Risk Oversight

Our Audit Committee will be responsible for overseeing our risk management process. Our Audit Committee will focus on our general risk management policies and strategy, the most significant risks facing us, and oversee the implementation of risk mitigation strategies by management. Our Board is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Compensation Committee Interlocks and Insider Participation

We do not currently have a compensation committee and, for the year ended June 30, 2024, the compensation, if any, of our executive officers was recommended by our Chief Executive Officer and Chairman and such recommendations were approved by our Board of Directors. None of our executive officers currently serves as a member of the compensation committee or as a Director with compensation duties of any entity that has executive officer serving on our Board of Directors. None of our executive officers has served in such capacity in the past 12 months.

Involvement in Certain Legal Proceedings

To our knowledge, none of our current directors or executive officers has, during the past ten years:

•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation, or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

•	been subject to any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

•	found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

•	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

•	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended, or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

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EXECUTIVE COMPENSATION

Summary Compensation Table

The following summary compensation table sets forth the aggregate compensation we paid or accrued during the fiscal years ended June 30, 2024 and 2023 to (i) our Chief Executive Officer (principal executive officer), (ii) our Chief Financial Officer (principal financial officer), (iii) our three most highly compensated executive officers other than the principal executive officer and the principal financial officer who were serving as executive officers on June 30, 2024, whose total compensation was in excess of $100,000, and (iv) up to two additional individuals who would have been within the two-other-most-highly compensated but were not serving as executive officers on June 30, 2024.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Jack Wong (1)
Chief Executive Officer	2024	287,650	0	0	0	0	0	14,356	302,006
	2023	264,088	0	0	0	0	0	13,800	277,888

Eric Bava (2)
Chief Operating Officer	2024	90,923	0	135,678	0	0	0		226,601
	2023	0	0	0	0	0	0	0	0

______________

(1)

Mr. Jack Wong was appointed President and Chief Executive Officer on October 1, 2022, and resigned as President on September 12, 2023. He was also appointed as member of the Board on March 30, 2023, and Chairman of the Board on September 12, 2023. Subsequently, on January 23, 2024, Mr. Wong stepped down from his position as Chairman of the Board. Mr. Wong was re-elected Director of the Company, effective March 30, 2024. Mr. Wong was paid a total salary of $287,650 and $264,088 for the years ended June 30, 2024, and 2023 respectively. Mr. Wong received certain travel allowances in 2013, the value of which totaled $13,800. Mr. Wong additionally received compensation $14,356 for the fiscal year ended June 30, 2024, in the form of payment of certain state payroll taxes. Both the travel allowances and tax payments are included under the “All Other Compensation” column above. Mr. Wong does not receive compensation for his service as a member of the Board.

(2)

Mr. Eric Bava was appointed Chief Operating Officer of the Company on October 1, 2023. Mr. Bava was appointed as a member of the Board effective December 26, 2024. Mr. Bava was paid a total salary of $90,923 and $0 for the years ended June 30, 2024, and 2023 respectively. On August 30, 2024, the Company issued 670,000 of the Company’s restricted Common Shares to Mr. Bava as part of the compensation package in the Employment Agreement that the Company entered into with Eric Bava on October 1, 2023. The fair value of 670,000 shares was $181,235 which calculated based on stock price of $0.2705 per share on August 30, 2024 (date of issuance) and is being amortised over the service period from October 1, 2023 to September 30, 2024. During the year ended June 30,2024, the Company charged $135,678 to selling, general and administrative expenses as salary expenses. Mr. Bava does not receive compensation for his service as a member of the Board.

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Employment Agreements with our Executive Officers

Jack Wong

On September 30, 2022, we entered in an offer letter with Mr. Jack Wong (the “Wong Offer Letter”) to serve as the Company’s Chief Executive Officer and President, beginning on October 1, 2022 for a period of five years, subject to further extension by the Company. We agreed to pay Mr. Wong an annual base salary of $287,650 as well as to provide Mr. Wong with the use of an executive vehicle, employee stock options, and reimbursement of all expenses incurred by Mr. Wong while performing work for the Company. The Wong Offer Letter further provides for Mr. Wong to be entitled to personal accident and medical insurance and thirty days of annual leave after one full year of service to the Company, and subjects Mr. Wong to confidentiality and non-compete covenants. Either the Company or Mr. Wong may terminate the agreement upon three months' prior written notice or three months' pay in lieu of notice.

Sherina Chui

 On April 30, 2025, we entered into an Independent Employment Agreement with Ms. Sherina Chui (the “Chui Agreement”) to serve as the Company’s Chief Financial Officer, beginning on May 1, 2025. We agreed to pay Ms. Chui at an annual rate of $120,000, payable monthly. As an independent contractor, Ms. Chui is solely responsible for all federal, state, and local taxes and any applicable insurance or retirement contributions. Ms. Chui is not entitled to workers’ compensation, health, or other employment-related benefits.

The Chui Agreement shall expire on April 30, 2028, unless terminated earlier by Ms. Chui and the Company. Upon expiration, Ms. Chui and the Company may mutually agree to extend the relationship by renewal of the Chui Agreement or execution of a new agreement.

Eric Bava

On October 1, 2023, we entered into an Employment Agreement with Mr. Eric Bava (the “Bava Agreement”) to serve as the Company’s Chief Operating Officer, beginning on the same date. We agreed to pay Mr. Bava an initial annual base salary of $120,000, payable monthly, and subject to increase in accordance with the following schedule:

Annual Base Salary	Time Period
$120,000 ($10,000 per month)	October 2023—June 2024
$150,000 ($12,500 per month)	July 2024—March 2025
$180,000 ($15,000 per month)	April 2025—March 2026
$210,000 ($17,500 per month)	April 2026—October 2027

Mr. Bava is additionally eligible to receive additional annual compensation in the form of 670,000 shares of our common stock, subject to approval by the Company’s Board, as well as fifteen days of annual leave beginning after once a full year of service to the Company has been completed. The Bava Agreement further provides that Mr. Bava may take up other forms of employment during the term of the Bava Agreement, provided that such other employment is not involved in any commercial interests or businesses that may constitute a conflict of interest with his employment by the Company. The Bava Agreement shall terminate on September 30, 2027, subject to renewal by Mr. Bava and the Company. Either Mr. Bava or the Company may terminate the Bava Agreement upon sixty days’ prior notice.

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Jeremy P. Concannon

On July 29, 2024, we entered into an Employment Agreement with Mr. Jeremy P. Concannon (the “Concannon Agreement”) to serve as the Company’s Chief Growth Officer, beginning on the August 1, 2024. We agreed to pay Mr. Concannon an annual base salary of $60,000, payable monthly, as well as to reimburse Mr. Concannon for any reasonable travel expenses incurred in the course of his service to the Company, subject to prior written approval. The Concannon Agreement further provides that Mr. Concannon may take up other forms of employment during the term of the Concannon Agreement, provided that such other employment is not involved in any commercial interests or businesses that may constitute a conflict of interest with his employment by the Company. The Concannon Agreement shall terminate on September 30, 2027, subject to renewal by Mr. Concannon and the Company. Either Mr. Concannon or the Company may terminate the Concannon Agreement upon sixty days’ prior notice.

Equity Incentive Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. We have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock may be granted at the discretion of the Board of Directors or a committee thereof.

Director Compensation

The following table sets forth the aggregate compensation paid to our non-employee director for the fiscal years ended June 30, 2024 and 2023.

Name and Principal Position	Year	Fees earned or paid in cash ($)	Stock awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Carl M. Craven(1)	2024	-	-	-	-	-	-	-
Director	2023	26,010	-	-	-	-	-	26,010

(1)	Mr. Craven was paid a total salary of $0 and $26,010 for the years ended June 30, 2024, and 2023 and resigned as Director on March 30, 2023.

Director Compensation Agreements

Karl Strahl

Mr. Strahl was appointed as a member of the Board on May 1, 2025. On the day of his appointment, we entered into a formal Agreement with Mr. Strahl for his service as a member of our Board. We agreed to pay Mr. Strahl pro-rated annual compensation of $35,000 payable in shares of our common stock, with such issuance to occur within 60 days of May 1, 2025.

Outstanding Equity Awards at Fiscal Year-End

None.

Policies and Practices Related to the Grant of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information

We currently grant equity awards to our employees at the discretion of the Board. We do not have a written policy regarding the timing of equity awards, but we do not grant equity awards in anticipation of the release of material nonpublic information, nor do we time the release of material nonpublic information based on equity award grant dates.

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SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table lists information regarding the beneficial ownership of our equity securities as of the date of this prospectus by (1) each person whom we know to beneficially own 5% or more of the outstanding shares of our common stock or 5% or more of the outstanding Preferred Stock, (2) each director, (3) each officer named in the summary compensation table above, and (4) all directors and executive officers as a group. All information with respect to beneficial ownership has been furnished by the respective 5% or more shareholders, directors or executive officers, as the case may be. Unless otherwise indicated, the address of each officer and director is 8112 Maryland Avenue, Suite 400, St. Louis, Missouri, 63105.

Beneficial ownership of shares and percentage ownership are determined in accordance with the SEC’s rules. In calculating the number of shares beneficially owned by an individual or entity and the percentage ownership of that individual or entity, shares underlying options, warrants or restricted stock units held by that individual or entity that are either currently exercisable or exercisable within 60 days from the date hereof are deemed outstanding. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other individual or entity. Unless otherwise indicated and subject to community property laws where applicable, the individuals and entities named in the table above have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. The percentage of class is based on 1,254,936,446 shares of common stock issued and outstanding as of the date of this prospectus before giving effect to the planned Reverse Stock Split.

	Shares Beneficially Owned
Name and Address of Beneficial Owner (1)	Number	Percentage
Directors and officers
Jack Wong (2)	236,108,334	18.81%
Sherina Chui	-	-
Eric Bava (3)	100,612,717	8.02%
Jeremy P. Concannon (4)	3,845,011	*
Karl Strahl	-	-
All directors and officers as a group (5 persons named above)	340,566,062	27.14%
5% or greater shareholders
BW Capital Ventures LLC (5)	199,885,434	15.93%
Taipan International Limited (6)	192,900,000	15.37%
Boreno Oil Berhad (7)	168,775,944	13.45%
Borneo Resources Limited (8)	130,928,478	10.43%

* Less than 1%.

_____________

(1)

Applicable percentage ownership is based on 1,254,936,446 shares of Common Stock outstanding as of the date of this prospectus. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unless otherwise stated, the address of each noted person is 8112 Maryland Avenue, Suite 400, St. Louis, Missouri, 63105.

(2)

Jack Wong, our Chief Executive Officer and a Director, directly owns 5,237,139 shares of our common stock and indirectly beneficially owns 130,928,478 and 99,942,717 shares of our common stock through Borneo Resources Limited and BW Capital Ventures LLC respectively.

(3)

Eric Bava, our Chief Operating Officer and a Director, directly owns 670,000 shares of our common stock and indirectly beneficially owns 99,942,717 shares of our common stock through BW Capital Ventures LLC.

(4)	Jeremy P. Concannon, our Chief Growth Officer, directly owns 3,845,011 shares of our common stock.

(5)	BW Capital Ventures LLC, an entity owned 50% by Mr. Wong and 50% by Mr. Bava, directly owns 199,885,434 shares of our common stock.

(6)	Taipan International Limited directly owns 192,900,000 shares of our common stock. Its address is Level 1, Lot 7, Block F, Sauking Commercial Building, Jalan Patau-Patau Labuan F.T. 87000, Malaysia.

(7)	Borneo Oil Berhad directly owns 168,775,944 shares of our common stock. Its address is 1st & 2nd Floor, Victoria Point Jalan Okk Awang Besar W.P. Labuan 87007, Malaysia.

(8)

Borneo Resources Limited, an entity wholly owned by Mr. Wong, directly owns 130,928,478 shares of our common stock. Its address is Level 1, Lot 7, Block F, Saguking Commercial building, Jalan Patau-Patau Labuan F.T. 87000, Malaysia.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Employment Agreements

See “Executive Compensation — Employment Agreements.”

Company Policies on Related Party Transactions

In general, our Board reviews and approves transactions with directors, officers and holders of five percent or more of our voting securities and their affiliates, each a related party. The material facts as to the related party’s relationship or interest in the transaction are disclosed to our Board prior to their consideration of such transaction, and the transaction was not considered approved by our Board unless a majority of the directors who are not interested in the transaction approved the transaction. Further, when shareholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction were disclosed to the shareholders, who must approve the transaction in good faith.

Our Board intends to adopt a related party transactions policy. Pursuant to this policy, our Audit Committee will review all material facts of all related party transactions and either approve or disapprove entry into the Related Party Transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a Related Party Transaction, our Audit Committee shall consider, among other factors, the following: (i) whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and (ii) the extent of the Related Person’s interest in the transaction. Further, the policy will require that all related party transactions required to be disclosed in our filings with the SEC be so disclosed in accordance with applicable laws, rules and regulations.

Related Party Transactions

Except as set forth below, there are no transactions during our two most recent fiscal years ended June 30, 2024, and 2023, or any currently proposed transaction, in which our Company was or is to be a participant and in which the amount exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for our last two completed years, and in which any of our Directors, officers or principal stockholders, or any other related person as defined in Item 404 of Regulation S-K, had or have any direct or indirect material interest.

Promissory Notes

On March 13, 2023, the Company and its former indirect wholly-owned subsidiary CSB entered into a Settlement of Debts Agreement (the “SDA Agreement”) and a two year term period Promissory Note with CSB’s creditor Borneo Oil Corporation Sdn Bhd (the “Creditor”) to settle in full a total of USD 675,888 of CSB’s account payable to the Creditor either in cash or by the issuance of new restricted shares of the Company’s common stock at a price of $0.07 per share. The Creditor is a wholly owned subsidiary of Borneo Oil Berhad, which held 13.2% of the Company’s common stock as of June 30, 2024. Subsequently on August 16, 2024, the Company entered into a Supplementary Agreement to the SDA Agreement and Promissory Note with the Creditor to convert the total amount of USD 675,888 into 9,655,542 shares of the Company’s common stock at the agreed conversion price of $0.07 per share for issuance on August 16, 2024. A total of 9,655,542 shares of the Company’s common stock were issued on August 16, 2024 to Borneo Oil Berhad, the appointed nominee of the Creditor, to settle in full the total of USD 675,888 of CSB’s account payable to the Creditor.

Sale of Chesterfield Property

On December 9, 2024, the Board of the Company approved a special bonus of $1.25 million to the Company’s Chief Executive Officer Jack Wong in recognition of his leadership, strategic vision and outstanding contributions in transforming the Company into a pioneer in the Net Zero building materials and carbon removal industry. The Board also authorized the immediate sale of the executive property located at 1138 Wildhorse Parkway Drive, Chesterfield, Missouri 63005 (“Property”) owned by Verde Renewables, for a current fair market value of $857,500, to Mr. Wong. The Board approved the amount to be paid for the purchase of the property by Mr. Wong to be paid through monthly installments deducted from the bonus over 26 pay cycles starting from January 2025, with no exchange of cash for the sale involved. Subsequently, on December 10, 2024, Mr. Wong entered into a Sale and Purchase Agreement (the “Property Sale Agreement”) with Verde Renewables to purchase the Property for $857,500 with payment to be made in equal installments over 26 pay cycles. Pursuant to the Property Sale Agreement, Verde Renewables immediately transferred ownership of the Property to Mr. Wong by Warranty Deed, free of encumbrances except as specified in the Property Sale Agreement. The transfer of title was completed on December 19, 2024.

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DESCRIPTION OF SECURITIES

The aggregate number of shares that we are authorized to issue is 10,050,000,000, consisting of 10,000,000,000 shares of common stock, par value $0.001 per shares, and 50,000,000 shares of preferred stock, par value $0.001 per share. As of the date of this prospectus, there were 1,254,936,446 shares of common stock outstanding (before giving effect to the planned Reverse Stock Split) and there were no shares of preferred stock outstanding.

The following summary of the capital stock and our articles of incorporation and bylaws does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and our articles of incorporation and bylaws,

Listing

Our common stock is quoted on the OTCQB, under the ticker symbol “VRDR.” As of June 27, 2025, the last reported price of our common stock was $0.094 per share at market close. There is a limited public trading market for our common stock. You are urged to obtain current market quotations for the common stock. We have applied to list our common stock on Nasdaq. We will need to take certain actions to meet the initial listing criteria of Nasdaq, including the Reverse Stock Split, which could adversely effect the price of our common stock and, therefore, the price of this offering. We believe that upon completion of the offering contemplated by this prospectus, we will meet the standards for listing on Nasdaq. No assurance can be given that our application will be approved or that the trading prices of our common stock on the OTCQB will be indicative of the prices of our common stock if our common stock were traded on Nasdaq.

Common Stock

Voting Rights. Holders of shares of common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of shares of common stock have no cumulative voting rights.

Quorum. Our bylaws provide that the holders of not less than a majority of the outstanding shares of common stock entitled to vote constitutes a quorum. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the articles of incorporation or the bylaws, as amended, a majority of the outstanding shares of such class or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and, except where otherwise provided by the statute or by the articles of incorporation or the bylaws, as amended, the affirmative vote of the majority of the votes cast, not including abstentions, by the holders of shares of such class or classes or series shall be the act of such class or classes or series.

Dividend Rights. Holders of shares of common stock are entitled to ratably receive dividends when and if declared by the board of directors out of funds legally available for that purpose, subject to the provisions of our articles of incorporation and bylaws, any statutory or contractual restrictions on the payment of dividends, and any prior rights and preferences that may be applicable to any outstanding preferred stock.

Liquidation Rights. Upon liquidation, dissolution, distribution of assets or other winding up, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters. The shares of common stock have no preemptive or preferential right to acquire any of our shares or securities, including shares or securities held in our treasury. All outstanding shares of our common stock are fully paid and non-assessable.

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Underwriter’s Warrants

 We have agreed to issue to Maxim (or its permitted assignees) warrants to purchase up to a total of [●] shares of common stock (5% of the shares of common stock sold in the offering). The warrants will be exercisable at any time, and from time to time, in whole or in part, during the period commencing 180 days from the effective date of the registration statement of which this prospectus is a part, and expiring five years from the commencement of sales of the offering, which period is in compliance with FINRA Rule 5110(e). The warrants are exercisable at a per share price equal to $[●] per share, or 110% of the public offering price per unit in the offering. See “Underwriting – Underwriter’s Warrants”

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, our executive officers, directors and our existing stockholders prior to this offering holding five percent (5%) or more of our common stock and securities exercisable for or convertible into our common stock outstanding immediately upon the closing of this offering, have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any common stock or securities convertible into or exchangeable or exercisable for any common stock, whether currently owned or subsequently acquired, without the prior written consent of Maxim, for a period of six (6) months following the closing of the offering.

In addition, we have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any common stock or securities convertible into or exchangeable or exercisable for any common stock, whether currently owned or subsequently acquired, without the prior written consent of the of Maxim, for a period of six (6) months following the closing of the offering.

Nevada Anti-Takeover Provisions

Nevada law, NRS Sections 78.411 through 78.444, regulate business combinations with interested stockholders. Nevada law defines an interested stockholder as a beneficial owner (directly or indirectly) of 10% or more of the voting power of the outstanding shares of the corporation. Pursuant to Sections NRS 78.411 through 78.444, combinations with an interested stockholder remain prohibited for three years after the person became an interested stockholder unless (i) the transaction is approved by the board of directors or the holders of a majority of the outstanding shares not beneficially owned by the interested party, or (ii) the interested stockholder satisfies certain fair value requirements. NRS 78.434 permits a Nevada corporation to opt-out of the statute with appropriate provisions in its articles of incorporation.

NRS Sections 78.378 through 78.3793 regulates the acquisition of a controlling interest in an issuing corporation. An issuing corporation is defined as a Nevada corporation with 200 or more stockholders of record, of which at least 100 stockholders have addresses of record in Nevada and does business in Nevada directly or through an affiliated corporation. NRS Section 78.379 provides that an acquiring person and those acting in association with an acquiring person obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders of the corporation, approved at a special or annual meeting of the stockholders. Stockholders who vote against the voting rights have dissenters’ rights in the event that the stockholders approve voting rights. NRS Section 378 provides that a Nevada corporation’s articles of incorporation or bylaws may provide that these sections do not apply to the corporation. We have not opted out of these sections in our articles of incorporation and bylaws.

Removal of Directors; Vacancies

Under NRS 78.335, one or more of the incumbent directors may be removed from office by the vote of stockholders representing two-thirds or more of the voting power of the issued and outstanding stock entitled to vote. Our bylaws provide that any newly created position on the board of directors that results from an increase in the total number of directors and any vacancies on the board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum.

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No Cumulative Voting

The NRS does not permit stockholders to cumulate their votes other than in the election of directors, and then only if expressly authorized by the corporation’s articles of incorporation. Our articles of Incorporation does not expressly authorize cumulative voting.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is Transhare Corporation. The transfer agent and registrar’s address is Bayside Center 1, 17755 US Highway 19 N, Suite 140, Clearwater, Florida 33764.

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SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices of our common stock. Upon completion of this offering, we will have an aggregate of [●] shares of common stock issued and outstanding (before giving effect to the planned Reverse Stock Split), assuming the underwriter does not exercise its over-allotment option. Of these shares, all of the common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except that any shares purchased by one of our “affiliates,” as that term is defined in Rule 144 under the Securities Act, or Rule 144, may be sold only in compliance with the limitations described below. A portion of the remaining shares of common stock held by our existing shareholders are “restricted securities” as defined in Rule 144. Restricted shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration, including, among others, the exemptions provided by Rule 144. As a result of the contractual 6-month lock-up period described in “Underwriting” and the provisions of Rules 144, these shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the shares of common stock sold in this offering will be immediately available for sale in the public market;

•	beginning six months after the date of this prospectus respectively, 1,373,621,980 additional shares of common stock (before giving effect to the planned Reverse Stock Split) may become eligible for sale in the public market upon the satisfaction of certain conditions as set forth in “Lock-Up Agreements,” all of which shares would be held by our affiliates and subject to the volume and other restrictions of Rule 144, as described below;

•	the remainder of the shares of common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Rule 144

In general, under Rule 144, a person (or persons whose shares are aggregated) who is not an affiliate of ours and has not been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the restricted securities proposed to be sold for at least one year, including the holding period of any prior owner other than an affiliate, is entitled to sell his or her securities without registration and without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. In addition, under Rule 144, a person (or persons whose securities are aggregated) who is not an affiliate of ours and has not been one of our affiliates at any time during the three months preceding a sale, may sell his or her securities without registration, subject to the continued availability of current public information about us after only a six-month holding period. Any sales by affiliates under Rule 144, even after the applicable holding periods, are subject to requirements and/or limitations with respect to volume, manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act, any of our shareholders who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement before we became subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, is eligible to resell those shares in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirements of Rule 144, and a non-affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirements of Rule 144 and without regard to the volume of such sales or the availability of public information about the issuer.

Lock-up Agreements

All of our directors and executive officers and certain holders of our outstanding common stock will sign lock-up agreements in connection with this offering pursuant to which, subject to certain exceptions, they agreed not to offer, issue, sell, contract to sell, encumber, for the sale of or otherwise dispose of any securities of the Company for a period of six months after this offering is completed without the prior written consent of Maxim.

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MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock acquired in this offering by a “non-U.S. holder” (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any state or local or non-U.S. jurisdiction or under U.S. federal gift and estate tax rules, or rising out of other non-income tax rules, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, regulated investment companies, real estate investment trusts or other financial institutions;

•	persons subject to the alternative minimum tax or the tax on net investment income;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement;

•	tax-exempt organizations or governmental organizations;

•	pension plans and tax-qualified retirement plans;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnership for U.S. federal income tax purposes (and investors therein);

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

•	persons who hold or receive our common stock pursuant to the exercise of any option or otherwise as compensation;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment); and

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership, entity or arrangement classified as a partnership or flow-through entity for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership or other entity. A partner in a partnership or other such entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other such entity, as applicable.

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This summary is for informational purposes only and is not tax advice. Each non-U.S. holder is urged to consult its own tax advisor with respect to the application of the U.S. federal income tax laws to its particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal gift or estate tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock that, for U.S. federal income tax purposes, is neither a “U.S. person” nor an entity (or arrangement) treated as a partnership. A “U.S. person” is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, or otherwise treated as such for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) that has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our common stock, and we do not anticipate paying any dividends on our common stock following the completion of this offering. However, if we do make distributions of cash or property on our common stock to non-U.S. holders, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will first constitute a return of capital and will reduce each non-U.S. holder’s adjusted tax basis in our common stock, but not below zero. Any additional excess will then be treated as capital gain from the sale of stock, as discussed under “Gain on Disposition of common stock.”

Subject to the discussions below on effectively connected income, backup withholding and the Foreign Account Tax Compliance Act, or FATCA, any dividend paid to a non-U.S. holder generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence. In order to receive a reduced treaty rate, such non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced treaty rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If such non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to such agent, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. Each non-U.S. holder should consult its own tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Dividends received by a non-U.S. holder that are treated as effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (and, if an applicable income tax treaty so provides, such non-U.S. holder maintains a permanent establishment or fixed base in the United States to which such dividends are attributable) are generally exempt from the 30% U.S. federal withholding tax, subject to the discussion below on backup withholding and FATCA withholding. To claim this exemption, a non-U.S. holder must provide the applicable withholding agent with a properly executed IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if a non-U.S. holder is a corporation, dividends such non-U.S. holder receives that are effectively connected with its conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence. Each non-U.S. holder should consult its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock, including any applicable tax treaties that may provide for different rules.

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Gain on Disposition of Common Stock

Subject to the discussion below regarding backup withholding and FATCA withholding, a non-U.S. holder generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	beginning on the date of this prospectus, the shares of common stock sold in this offering will be immediately available for sale in the public market;

•	beginning 180 days after the date of this prospectus 1,373,621,980 additional shares of common stock may become eligible for sale in the public market upon the satisfaction of certain conditions as set forth in “Lock-Up Agreements,” all of which shares would be held by our affiliates and subject to the volume and other restrictions of Rule 144, as described below;

•	the remainder of the shares of common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our U.S. and worldwide real property interests plus our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, your common stock will be treated as U.S. real property interests only if you actually (directly or indirectly) or constructively hold more than 5% of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

A non-U.S. holder described in the first bullet above will be required to pay U.S. federal income tax on the gain derived from the sale (net of certain deductions and credits) under regular graduated U.S. federal income tax rates. In addition, a non-U.S. holder that is a corporation may be subject to the branch profits tax at a 30% rate on a portion of its effectively connected earnings and profits for the taxable year that are attributable to such gain, as adjusted for certain items. A lower rate may be specified by an applicable income tax treaty.

A non-U.S. holder described in the second bullet above will be subject to tax at 30% (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses of such non-U.S. holder for the taxable year, provided such non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Each non-U.S. holder should consult its own tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

Information Reporting and Backup Withholding

Generally, we or an applicable withholding agent must report annually to the IRS the amount of dividends paid to a non-U.S. holder, such non-U.S. holder’s name and address, and the amount of tax withheld, if any. A similar report is sent to such non-U.S. holder. Pursuant to any applicable income tax treaty or other agreement, the IRS may make such report available to the tax authority in such non-U.S. holder’s country of residence.

Dividends paid by us (or our paying agent) to a non-U.S. holder may also be subject to backup withholding at a current rate of 24%.

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Such information reporting and backup withholding requirements may be avoided, however, if such non-U.S. holder establishes an exemption by providing a properly executed, and applicable, IRS Form W-8, or otherwise establishes an exemption. Generally, such information reporting and backup withholding requirements will not apply to a non-U.S. holder where the transaction is effected outside the United States, through a non-U.S. office of a non-U.S. broker. Notwithstanding the foregoing, backup withholding and information reporting may apply, however, if the applicable withholding agent has actual knowledge, or reason to know, that such non-U.S. holder is a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act (FATCA)

Sections 1471 to 1474 of the Code, Treasury Regulations issued thereunder and related official IRS guidance, commonly referred to as FATCA, generally impose a U.S. federal withholding tax of 30% on dividends on our common stock paid to a “foreign financial institution” (as defined under FATCA, and which may include banks, traditional financial institutions, investment funds, and certain holding companies), unless such institution enters into an agreement with the U.S. Department of the Treasury to, among other things, identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined under FATCA), report annually substantial information about such accounts, and withhold on certain payments to non-compliant foreign financial institutions and certain other account holders. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on our common stock paid to a “non-financial foreign entity” (as specially defined under FATCA), unless such entity provides identifying information regarding each of its direct or indirect “substantial United States owners” (as defined under FATCA), certifies that it does not have any substantial United States owners, or otherwise establishes an exemption. Accordingly, the institution or entity through which our common stock is held will affect the determination of whether such withholding is required.

The withholding obligations under FATCA generally apply to dividends on our common stock. Such withholding will apply regardless of whether the beneficial owner of the payment otherwise would be exempt from withholding pursuant to an applicable tax treaty with the United States, the Code, or other exemptions described above. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes.

Under proposed regulations, FATCA withholding on payments of gross proceeds has been eliminated. These proposed regulations are subject to change.

An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Prospective investors are encouraged to consult with their own tax advisors regarding the application of FATCA withholding to their investment in, and ownership and disposition of, our common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice to investors in their particular circumstances. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

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UNDERWRITING

Maxim Group LLC is acting as the sole underwriter and book-running manager of the offering. We will enter into an underwriting agreement with Maxim. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to Maxim and Maxim has agreed to purchase from us, all of the shares of common stock being sold in this offering at the public offering price per share of common stock less the underwriting discounts and commissions set forth on the cover page of this prospectus.

 The underwriting agreement provides that Maxim’s obligation to purchase all of the shares of common stock being offered to the public is subject to specific conditions, including the absence of any material adverse change in our business or in the financial markets and the receipt of certain legal opinions, certificates and letters from us, our counsel and the independent auditors. The underwriting agreement also provides that if Maxim defaults, the offering may be terminated. Subject to the terms of the underwriting agreement, Maxim will purchase all of the shares of our common stock being offered to the public, other than those covered by the over-allotment option described below, if any of these Units are purchased.

 Maxim is offering the shares of our common stock, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. Maxim reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

 We have granted to Maxim an option, exercisable one or more times in whole or in part, not later than 45 days after the date of this prospectus, to purchase from us up to an (i) additional [●] shares of common stock at a price of $[●] per share, less the underwriting discounts and commissions set forth on the cover of this prospectus in any combination thereof to cover over-allotments, if any. We will be obligated, pursuant to the option, to sell these additional shares of common stock to Maxim to the extent the option is exercised. If any additional shares of common stock are purchased, Maxim will offer the additional shares of common stock on the same terms as those on which the other shares of common stock are being offered hereunder.

Discounts and Commissions; Expenses

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by Maxim of the over-allotment option.

	Per Share		Total Without Over- Allotment Option		Total With Full Over- Allotment Option
Public offering price	$	[●]	$	[●]	$	[●]
Underwriting discount (8%)	$	[●]	$	[●]	$	[●]
Proceeds, before expenses, to us	$	[●]	$	[●]	$	[●]

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Maxim proposes to offer the shares of our common stock being offered by us to the public at the public offering price per share set forth on the cover of this prospectus. In addition, Maxim may offer some of the shares of common stock to other securities dealers at such price less a concession of $[●] per share. After the initial offering, the public offering price and concession to dealers may be changed.

 We have agreed to reimburse Maxim for reasonable out-of-pocket expenses related to the offering, including legal fees, not to exceed $125,000 in the aggregate, including an advance of $25,000 anticipated out-of-pocket expenses in connection with this offering. Any portion of the $25,000 expense advance will be returned to us to the extent that offering expenses are not actually incurred by the underwriters in accordance with Financial Industry Regulation Authority (“FINRA”) Rule 5110(g)(4)(A). We estimate that total expenses payable by us in connection with this offering, other than the underwriting discount and corporate finance fee, will be approximately $[●].

Discretionary Accounts

 Maxim does not intend to confirm sales of the shares offered hereby to any accounts over which it has discretionary authority.

Indemnification

 We have agreed to indemnify Maxim against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

Lock-Up Agreements

We and our directors, officers and certain shareholders have agreed with Maxim, for a period of six months after the closing of this offering, not to offer for sale, issue, sell, contract to sell, pledge grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly any shares of our common stock or any securities convertible into or exchangeable for our common stock either owned as of the date of the underwriting agreement or thereafter acquired without Maxim’s prior written consent, subject to certain exceptions. Holders of a total of [●] shares of our issued and outstanding common stock are subject to such lockup. Maxim may, in its sole discretion and at any time or from time to time before the termination of the lock-up period, without notice, release all or any portion of the securities subject to lock-up agreements.

Pricing of this Offering

The public offering price for our common stock was determined through negotiations between us and Maxim. Among the factors considered in these negotiations were prevailing market conditions, our financial information, market valuations of other companies that we and Maxim believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

 We offer no assurances that the public offering price of our common stock will correspond to the price at which our common stock will trade in the public market subsequent to this offering or that an active trading market for our common stock will develop and continue after this offering.

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Underwriter’s Warrants

We have agreed to issue to Maxim (or its permitted assignees) the Underwriter Warrants to purchase up to a total of [●] shares of common stock (5% of the shares of common stock in the offering). The warrants will be exercisable at any time, and from time to time, in whole or in part, during the period commencing 180 days from the effective date of the registration statement of which this prospectus is a part, and expiring five years from the commencement of sales of the offering, which period is in compliance with FINRA Rule 5110(e). The warrants are exercisable at a per share price equal to $[●] per share, or 110% of the public offering price per unit in the offering. The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA. Maxim (or permitted assignees under Rule 5110(e)(2)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the commencement of sales of the offering. In addition, the warrants provide for certain demand and piggyback registration rights. The registration rights provided will not be greater than five years from the commencement of sales of the offering in compliance with FINRA Rule 5110(g)(8). We will bear all fees and expenses attendant to one demand and unlimited piggyback registration of the securities issuable on exercise of Maxim’s warrants. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

Right of First Refusal and Certain Post-Offering Investments

Subject to the closing of this offering and certain conditions set forth in the underwriting agreement, for a period of 18 months after the commencement of sales of the offering, Maxim shall have a right of first refusal to act as sole underwriter and sole book-running manager and/or sole placement agent for any and all future public or private equity, equity-linked, convertible or debt (excluding commercial bank debt) offerings undertaken during such period by us, or any of our successors or subsidiaries, on terms customary to Maxim. Maxim, in conjunction with us, shall have the sole right to determine whether or not any other broker-dealer shall have the right to participate in any such offering and the economic terms of any such participation. In addition, we have agreed that in the event any investor contacted by Maxim with respect to, or introduced to us by Maxim in this offering subsequently provides capital to us in any public or private financing during the 12 month period following the closing of this offering, we will pay Maxim a cash fee of 8% of the gross proceeds on any such investments and issue Maxim Underwriter Warrants in an amount 5% of the number of shares of common stock sold in such financing.

Trading; Nasdaq Capital Market Listing

 Prior to this offering, our common stock was quoted on the OTCQB market under the symbol “VRDR.” We anticipate listing our common stock on Nasdaq under the symbol “VRDR”. We believe that upon the completion of the offering contemplated by this prospectus, we will meet the standards for listing on Nasdaq. We cannot guarantee that we will be successful in listing our common stock on Nasdaq; however, we will not complete this offering unless we are so listed.

Price Stabilization, Short Positions and Penalty Bids

 In connection with this offering, Maxim may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase securities so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriter of securities in excess of the number of securities the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the underwriter is not greater than the number of securities that they may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. The underwriter may close out any covered short position by either exercising its over-allotment option and/or purchasing securities in the open market.

•	Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriter will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. A naked short position occurs if the underwriter sells more securities than could be covered by the over-allotment option. This position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when securities originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

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These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing a decline in the market price of the securities. As a result, the price of our shares of common stock may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.

Neither we nor Maxim make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our shares of common stock. In addition, neither we nor Maxim make any representation that Maxim will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by Maxim, or by their affiliates. Other than this prospectus in electronic format, the information on Maxim’s website and any information contained in any other websites maintained by Maxim is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or Maxim in their capacity as underwriter, and should not be relied upon by investors.

Other

From time to time, Maxim and/or their affiliates may in the future provide, various investment banking and other financial services for us for which services it has received and, may in the future receive, customary fees. Except for the services provided in connection with this offering and other than as described below, Maxim has not provided any investment banking or other financial services during the 180-day period preceding the date of this prospectus.

Offers Outside the United States

Other than in the United States, no action has been taken by us or Maxim that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Selling Restrictions

Canada. The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

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Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), Maxim is not required to comply with the disclosure requirements of NI 33-105 regarding its conflicts of interest (if any) in connection with this offering.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	To any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

To fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of Maxim for any such offer; or

•

In any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by us or Maxim of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Israel. This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the shares is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals”, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

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United Kingdom. Maxim has represented and agreed that:

•	It has communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the FSMA) received by it in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	It has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Switzerland. The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of securities.

Australia. No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC), in relation to the offering.

This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the Corporations Act) and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the securities may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

 The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the Cayman Islands. No invitation, whether directly or indirectly, may be made to the public in the Cayman Islands to subscribe for our securities.

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Taiwan. The securities have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the securities in Taiwan.

Notice to Prospective Investors in Hong Kong. The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our shares may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Notice to Prospective Investors in the People’s Republic of China. This prospectus may not be circulated or distributed in the People’s Republic of China (PRC) and the shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

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LEGAL MATTERS

The validity of the issuance of the common stock offered by us in this offering will be passed upon for us by [●]. Certain legal matters will be passed upon for us by Ellenoff Grossman & Schole LLP, New York, New York. The underwriters are being represented by Thompson Hine LLP, New York, New York.

EXPERTS

The consolidated financial statements for the years ended June 30, 2024 and 2023, included in this prospectus will be so included in reliance on the report of J&S Associate PLT, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC with respect to our common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make references in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for the copies of the actual contract, agreement or other document.

Upon the closing of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. These reports, proxy statements, and other information will be available on the website of the SEC referred to above.

Our SEC filings are available to the public on the SEC’s Internet site at http://www.sec.gov. We maintain a website at www.verderesources.com. Information contained in or accessible through our website is not and should not be considered a part of this prospectus and you should not rely on that information in deciding whether to invest in our common stock.

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INDEX TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023 AND 2024

VERDE RESOURCES, INC.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

 FOR THE PERIOD ENDED MARCH 31, 2025

F-1

J&S ASSOCIATE PLT 202206000037 (LLP0033395-LCA) & AF002380 (Registered with PCAOB and MIA) B-11-14, Megan Avenue II 12,Jalan Yap Kwan Seng, 50450, Kuala Lumpur, Malaysia	Tel: +603-4813 9469 Email : info@jns-associate.com Website : jns-associate.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

VERDE RESOURCES, INC.

Opinion on the Financial Statement

We have audited the accompanying consolidated balance sheet of Verde Resources, Inc. and its subsidiaries (the ‘Company’) as of June 30, 2024 and 2023, and the related consolidated statement of operations and comprehensive income, stockholders’ equity (deficit), and cash flows for the years ended June 30, 2024 and 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for the years ended June 30, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3, the Company has generated recurring losses and suffered from an accumulated deficit of $13,480,204 as of June 30, 2024. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regards to these matters are also described in Note 3 to the financial statements. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current year audit of the financial statements that were communicated or are required to be communicated to the audit committee, or in their absence, the directors, and that: (1) relate to accounts or disclosures that are material to the financial statements, and (2) involved especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

F-2

Assessment for impairment of Intellectual Properties

As described in Note 2 to the consolidated financial statements, the intangible assets acquired from third parties are measured initially at fair value with an infinite live that are not being amortized. The Company annually evaluates the recoverability of the infinite-lived intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The recoverability of these assets is measured by a comparison of the carrying amounts to the future discounted cash flows the assets are expected to generate. If such a review indicates that the carrying amount of intangible assets is not recoverable, the carrying amount of such assets is reduced to fair value.

Our key considerations for the determination the fair value of the intangible assets, comprising Intellectual Properties (“IP”) as a critical audit matter was due to the high degree of judgement involved in the assessment of the assumptions used in deriving the future discounted cash flows as included in the worksheets presented to us to justify their carrying values of the IP. These were assessed by:

i)	Critically evaluating management’s assessment for their rationale and justification of the assumptions used;

ii)	Discussions with the key management and operational personnel of the Company to understand the future plans, their assumptions and expected income to be derived;

ii)	Obtained necessary supporting information and published reports to support the forecast demand and productions and prices used in the worksheets;

ii)	Ascertaining formulas and linkages in the worksheets were properly set up;

iii)	Performing stress tests by reducing assumed demand and production to determine impact on cash flows and carrying values.

/s/ J&S Associate PLT

Certified Public Accountants

Firm ID: 6743

We have served as the Company’s auditor since 2022.

Kuala Lumpur, Malaysia

October 16, 2024

F-3

VERDE RESOURCES, INC.

CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	As of June 30,
	2024	2023
ASSETS
Current asset:
Cash and cash equivalents	$279,137	$200,409
Deposit with banks	2,000,000	-
Accounts receivable	65,960	12,071
Inventories	309,144	96,036
Amounts due from related party	100	100
Advance to supplier	-	177,200
Prepayment	227,173	375,680
Other receivables and deposits	6,862	26,436

	2,888,376	887,932

Assets held for sale	606,043	-

Total current assets	3,494,419	887,932

Non-current assets:
Property, plant and equipment, net	2,916,006	4,009,090
Right of use assets, net	509,482	633,109
Intangible assets	33,160,631	33,191,991
Security deposit	80,000	80,000
Deposit paid for acquisition of subsidiaries	-	21,423

Total non-current assets	36,666,119	37,935,613

TOTAL ASSETS	$40,160,538	$38,823,545

LIABILTIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$92,250	$73,171
Other payables	517,189	504,995
Deposit and accrued liabilities	83,671	135,774
Finance lease liabilities	22,323	172,184
Finance lease liabilities - assets held for sale	603,252	-
Operating lease liabilities	24,881	20,768
Bank loan	211,440	191,000
Promissory notes	591,170	-
Amount due to director	4,188	9,660
Amounts due to related parties	327,867	369,729

Total current liabilities	2,478,231	1,477,281

Non-current liabilities:
Finance lease liabilities	86,565	608,455
Operating lease liabilities	4,602	29,483
Promissory notes	-	487,790

Total non-current liabilities	91,167	1,125,728

TOTAL LIABILITIES	2,569,398	2,603,009

Commitments and contingencies

STOCKHOLDERS’ EQUITY
Preferred stock, $0.001 par value, 50,000,000 shares authorized, none issued and outstanding	-	-
Common stock, $0.001 par value; 10,000,000,000 shares authorized; 1,199,358,251 and 1,176,200,278 issued and outstanding as of June 30, 2024 and 2023	1,199,358	1,176,200
Common stock, $0.001 par value; 22,887,025 and 0 shares to be issued as of June 30, 2024 and 2023	22,887	-
Common stock, $0.001 par value; 375,000 and 0 shares to be cancelled as of June 30, 2024 and 2023	(375)	-
Additional paid-in capital	49,921,380	45,415,958
Accumulated other comprehensive income	(71,906)	(79,192)
Accumulated deficit	(13,480,204)	(10,292,430)
Stockholders’ equity	37,591,140	36,220,536

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$40,160,538	$38,823,545

See accompanying notes to consolidated financial statements.

F-4

VERDE RESOURCES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(Currency expressed in United States Dollars (“US$”))

	Years ended June 30,
	2024	2023

Revenue, net	$96,584	$100,777

Cost of revenue	(62,978)	(238,153)

Gross profit (loss)	33,606	(137,376)

Operating expenses:
Selling, general and administrative expenses	(2,882,376)	(3,216,022)
Other operating expenses	(237,047)	-
Total operating expenses	(3,119,423)	(3,216,022)

LOSS FROM OPERATION	(3,085,817)	(3,353,398)

Other (expense) income:
Interest expense	(176,483)	(1,918,572)
Rental income	68,200	57,321
Other income	6,438	1,215,689
Total other expense, net	(101,845)	(645,562)

LOSS BEFORE INCOME TAXES	(3,187,662)	(3,998,960)

Income tax expense	(112)	-

NET LOSS	(3,187,774)	(3,998,960)

Other comprehensive income (loss):
- Foreign currency adjustment income (loss)	7,286	(821,651)

COMPREHENSIVE LOSS	$(3,180,488)	$(4,820,611)

Net loss per share
- Basic	$(0.00)	$(0.00)
- Diluted	$(0.00)	$(0.00)

Weighted average common shares outstanding
- Basic	1,187,606,780	1,019,752,220
- Diluted	1,187,606,780	1,019,752,220

See accompanying notes to consolidated financial statements.

F-5

VERDE RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”))

	Years ended June 30,
	2024	2023

Cash flows from operating activities:
Net loss	$(3,187,662)	$(3,998,960)

Adjustments to reconcile net loss to net cash used in operating activities
Depreciation of property, plant and equipment	417,517	254,852
Amortization	115,359	124,688
Stock-based compensation-consultants	252,369	519,671
Stock-based compensation-employee	135,679	-
Finance cost interest element of promissory notes (non-cash)	103,380	1,877,739
Lease interest expense	45,926	36,765
Fair value adjustment on convertible promissory notes	-	(194,865)
Deposit paid for acquisition of subsidiary written off	21,316	-
Impairment on trade receivables	27,481	-
Impairment on other receivables	29,842	-
Impairment on advance to supplier	177,200	-
Impairment on assets held for sale	134,042	-
Write down of inventories	15,587	-
Inventories written off	5,978	-
Property, plant and equipment written off	3,979	-
Gain on disposal of a subsidiary	-	(980,714)
Gain on disposal of property and equipment	-	(600)
Change in operating assets and liabilities:
Accounts receivable	(81,427)	7,785
Other receivables and deposits	(22,918)	(846)
Prepayments	(6,656)	(103,624)
Inventories	(235,677)	(13,850)
Accounts payables	19,725	75,768
Accrued liabilities and other payables	(38,272)	403,259
Advanced from director	(5,472)	(12,877)
Advanced from related parties	30,640	348,913
Net cash used in operating activities	(2,042,064)	(1,656,896)

Cash flows from investing activities:
Proceeds from disposal of property, plant and equipment	-	23,000
Deposit paid for acquisition of subsidiary	-	(21,423)
Net inflow from disposal of subsidiary	-	106,647
Net inflow on acquisition of subsidiary	-	1,140
Placement of deposit with bank	(2,000,000)	-
Purchase of property, plant and equipment	(16,646)	(497,302)
Net cash used in investing activities	(2,016,646)	(387,938)

Cash flows from financing activities:
Repayment to lease liabilities	(138,156)	(102,234)
Drawdown of bank loan	50,000	301,000
Repayment of bank loan	(29,560)	(110,000)
Advanced from other payables	136,983	-
Lease interest paid	(45,926)	(36,765)
Proceeds from issuance of common stock and common stock to be issued	4,108,379	1,576,280
Net cash provided by financing activities	4,081,720	1,628,281

Net change in cash and cash equivalent	23,010	(416,553)

Foreign currency translation adjustment	55,718	198,045

Net change in cash and cash equivalents	78,728	(218,508)

BEGINNING OF YEAR	200,409	418,917

END OF YEAR	$279,137	$200,409

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

See accompanying notes to consolidated financial statements.

F-6

VERDE RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Currency expressed in United States Dollars (“US$”), except for number of shares)

						Accumulated
			Common	Common	Additional	other		Total
	Common stock		stock to be	stock to be	paid-in	comprehensive	Accumulated	stockholders’
	No. of shares	Amount	issued	cancelled	capital	income (loss)	deficit	equity

Balance as of July 1, 2022	819,188,055	$810,742	$8,446	$-	$22,945,190	$742,459	$(10,357,920)	$14,148,917

Shares issued to service provider	5,315,000	5,315	-	-	870,185	-	-	875,500
Stock issued for previously committed private placement	-	8,446	(8,446)	-	-	-	-	-
Shares issued for private placement	18,554,834	18,555	-	-	1,578,725	-	-	1,597,280
Shares issued arising from conversion of promissory notes	333,142,389	333,142	-	-	20,021,858	-	-	20,355,000
Fair value adjustment on conversion of promissory notes	-	-	-	-	-	-	4,064,450	4,064,450
Net loss for the year	-	-	-	-	-	-	(3,998,960)	(3,998,960)
Foreign currency translation adjustment	-	-	-	-	-	(12,631)	-	(12,631)
Cumulative translation adjustment transferred to profit/loss	-	-	-	-	-	(809,020)	-	(809,020)

Balance as of June 30, 2023	1,176,200,278	$1,176,200	$-	$-	$45,415,958	$(79,192)	$(10,292,430)	$36,220,536

Balance as of July 1, 2023	1,176,200,278	$1,176,200	$-	$-	$45,415,958	$(79,192)	$(10,292,430)	$36,220,536

Shares issued to service provider	1,000,000	1,000	-	-	99,000	-	-	100,000
Shares issued for private placement	22,662,899	22,663	-	-	2,128,544	-	-	2,151,207
Shares to be issued for private placement	21,988,335	-	21,988	-	2,145,012	-	-	2,167,000
Common stock subject to forfeiture		-	-	(1,175)	(175,105)	-	-	(176,280)
Shares cancelled	(800,000)	(800)	-	800	-	-	-	-
Shares to be issued to service providers	397,108	-	397	-	138,794	-	-	139,191
Shares to be issued to employee	501,580	-	502	-	135,177	-	-	135,679
Share based payment	-	-	-	-	-	-	-	107,040
Reissued of shares previously cancelled to service providers	295,076	295	-	-	-	-	-	295
Net loss for the year	-	-	-	-	-	-	(3,187,774)	(3,187,774)
Foreign currency translation adjustment	-	-	-	-	-	7,286	-	7,286

Balance as of June 30, 2024	1,222,245,276	$1,199,358	$22,887	$(375)	$49,921,380	$(71,906)	$(13,480,204)	$37,591,140

See accompanying notes to consolidated financial statements.

F-7

VERDE RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 1 - ORGANIZATION AND BUSINESS BACKGROUND

Verde Resources, Inc. (the “We” or “Company” or “VRDR”) was incorporated on April 22, 2010, in the State of Nevada, U.S.A..

We currently operate in the production and distribution of renewable commodities and real property holding. The Company has undergone a restructuring exercise to shift its focus towards renewable energy and sustainability development with the world faced with challenges of climate change and environmental dehydration.

As of June 30, 2024, the Company has the following subsidiaries:-

Name of subsidiary	Place of incorporation	Principal activities and place of operation	Effective interest held

Verde Resources Asia Pacific Limited (“VRAP”)	British Virgin Islands	Investment holding	100%

Verde Resources (Malaysia) Sdn Bhd (“Verde Malaysia”)	Malaysia	Manufacturing and distribution of renewable agricultural commodities, and provision of consultation services related thereto	100%

Verde Renewables, Inc. (“VRI”)	State of Missouri, U.S.A.	Management of a processing and packaging facility	100%

Verde Life Inc. (“VLI”)	State of Oregon, U.S.A.	Distribution of THC-free cannabinoid (CBD) products [Operation terminated]	100%

The Wision Project Sdn Bhd (“Wision”)	Malaysia	Digital innovation, marketing & consulting firm provides PR, Branding, influencer marketing, event management and media relations services	100%

Verde Estates LLC (“VEL”)	State of Missouri, U.S.A.	Holding real property	100%

Bio Resources Limited (“BRL”)	Labuan, Malaysia	Proprietor of pyrolysis technology	100%

The Company and its subsidiaries are hereinafter referred to as (the “Company”).

During the years ended June 30, 2024, and 2023, there are the major transactions, as below:

The Company announced the Share Sale Agreement on May 12, 2021 for the acquisition of the entire issued and paid-up share capital of Bio Resources Limited from various unrelated third parties being Taipan International Limited, The Wision Project Limited, and other individuals, for a consideration of $30,000,000 by way of an issuance of 321,500,000 shares of the Company’s restricted Common Stock at $0.03 per share, valued at $9,645,000, and the issuance of promissory notes with two-year term period with a principal amount of $20,355,000. The acquisition of Bio Resources Limited was subsequently closed on October 12, 2022.

F-8

VERDE RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Currency expressed in United States Dollars (“US$”), except for number of shares)

BRL owns the intellectual property known as “Catalytic Biofraction Process”, a slow pyrolysis process using a proprietary catalyst to depolymerise palm biomass wastes (empty fruit bunches or palm kernel shells) in temperature range of 350 degree Celsius to 500 degree Celsius to yield commercially valuable bio products: bio-oil, wood vinegar (pyroligneous acid), biochar and bio-syngas. The intellectual property is a second-generation pyrolysis process where non-food feedstock like the palm biomass wastes is used as feedstock.

On March 13, 2023, the Company through its wholly-owned subsidiary Verde Resources Asia Pacific Limited (“VRAP”), a company incorporated under the laws of the British Virgin Islands, entered into a Share Sale Agreement (the “SSA Agreement”) with Jusra Mining Merapoh Sdn Bhd (“JMM”), a company incorporated under the laws of Malaysia, to sell the entire issued and paid-up share capital of Champmark Sdn Bhd (“CSB”), an indirect wholly-owned subsidiary of the Company engaged in the mining business. Under the terms of the SSA Agreement, the consideration for the sale of the entire issued and paid-up share capital of CSB shall be satisfied in full by the payment of Malaysia Ringgit MYR 500,000. The Company has been undergoing a restructuring exercise to shift its focus towards renewable energy and sustainability development with the world faced with challenges of climate change and environmental dehydration. The disposition of the mining business via the sale of the entire issued and paid-up share capital of CSB is in line with the Company’s restructuring effort to focus on renewable energy and sustainability. The disposition of Champmark Sdn Bhd (“CSB”) was completed on April 20, 2023.

Effective March 30, 2023, Carl Craven voluntarily resigned from his position as Director of the Company. By resolution of the Board of Directors, Jack Wong was appointed Director of the Company for a one (1) year term, effective March 30, 2023. Jack Wong was to hold the Board position formerly held by Carl Craven.

Effective September 12, 2023, Jack Wong stepped down from his position as President of the Company, but remains as Chief Executive Office of the Company.

Effective September 12, 2023, the Board of Directors of the Company appointed Jack Wong, CEO and Director of the Company, as Chairman of the Board.

Subsequently, on January 23, 2024, Jack Wong stepped down from his position as Chairman of the Board, and Joseph Ambrose Lee was appointed Director and Chairman of the Board for a one year term.

Effective June 18, 2024, Joseph Ambrose Lee tendered his resignation as Director and Chairman of the Board. By resolution of the Board, Balakrishnan B S Muthu, Director and Chief Financial Officer of the Company, was appointed Chairman of the Board to replace Joseph Ambrose Lee effective June 18, 2024.

Effective October 1, 2023, the Company appointed Eric Bava and Andre van Zyl as Chief Operating Officer and Chief Technology Officer respectively to drive the Company’s climate-tech innovation.

Subsequently on May 15, 2024, Andre van Zyl stepped down from his position as Chief Technology Officer of the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

•	Basis of Presentation

These accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

•	Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the years presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of plant and equipment, impairment of long-lived assets (including intangible assets, allowance for expected credit losses, revenue recognition, income tax provision, deferred taxes and uncertain tax position.

F-9

VERDE RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Currency expressed in United States Dollars (“US$”), except for number of shares)

The inputs into the management’s judgments and estimates consider the geopolitical tension, inflationary and high-interest rate environment and other macroeconomic factors on the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

•	Basis of Consolidation

The consolidated financial statements include the financial statements of Verde Resources, Inc. and its subsidiaries. All significant inter-company balances and transactions within the Company and its subsidiaries have been eliminated upon consolidation. The Company accounts for acquisitions in accordance with guidance found in ASC 805, Business Combinations. The guidance requires consideration given, including contingent consideration, assets acquired, and liabilities assumed to be valued at their fair market values at the acquisition date.

•	Segment Reporting

Accounting Standard Codification (“ASC”) Topic 280, Segment Reporting establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about geographical areas, business segments and major customers in consolidated financial statements. Currently, the Company operates in three reportable operating segments.

•	Concentrations of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents and future receivables. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. At times, its cash and cash equivalents with a particular financial institution may exceed any applicable government insurance limits. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

•	Risks and Uncertainties

The Company is venturing into the production and distribution of renewable commodities that are subject to significant risks and uncertainties, including financial, operational, technological, and other risks associated with a production operation for renewable commodities, including the potential risk of business failure.

•	Cash and Cash Equivalents

Cash and cash equivalents are carried at cost and represent cash in banks, money market funds, and certificates of term deposits with maturities of less than three months, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in value. The Company had $279,137 and $200,409 in cash and cash equivalents at June 30, 2024 and 2023.

At June 30, 2024, and 2023, cash and cash equivalents consisted of bank deposits and petty cash on hands.

•	Deposits with bank

Deposits held for investments that are not debt securities are included in short-term investments in the consolidated balance sheets. Investments in time deposits with original maturities of more than three months but remaining maturities of less than one year are considered short-term investments. Investments held with the intent to reinvest or hold for longer than a year, or with remaining maturities of one year or more, are considered long-term investments.

At June 30, 2024, the interest rates and maturies of deposits with bank is 4.64% per annum and 60 to 365 days respectively.

•	Accounts Receivable

Accounts receivables are recognized and carried at net realizable value. An allowance for doubtful accounts will be recorded in the period when a loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging, ongoing business relation and other factors. Accounts are written off after exhaustive efforts at collection. If accounts receivable are to be provided for, or written off, they would be recognized in the consolidated statement of operations within operating expenses. As of June 30, 2024, and 2023, the longest credit term for certain customers are 60 days.

F-10

VERDE RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Currency expressed in United States Dollars (“US$”), except for number of shares)

At June 30, 2024 and 2023, the allowance for doubtful accounts for accounts receivables amounted to $27,481 and $0 respectively, and for other receivables amounted to $29,842 and $0 respectively.

•	Expected Credit Loss

ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the previous incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures. The Company adopted the new standard effective July 1, 2023, the first day of the Company’s fiscal year and applied to accounts receivable and other financial instruments. The adoption of this guidance did not materially impact the net earning and financial position and has no impact on the cash flows.

•	Inventories

Inventories are stated at the lower of cost or market value (net realizable value), cost being determined on a first-in-first-out method. Cost of raw materials include cost of materials and incidental costs in bringing the inventory to its current location. Costs of finished goods, on the other hand include material, labor and overhead costs. The Company provides inventory allowances based on excess and obsolete inventories determined principally by customer demand.

As of June 30, 2024, and 2023, the write down of inventories amounted to $15,587 and $0 respectively, and inventories written off amounted to $5,978 and $0 respectively.

•	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Land and buildings	3-27.5 years
Plant and machinery	5-10 years
Office equipment	3 years
Project equipment	5 years
Computers	5 years
Motor vehicles	5 years
Furniture and fittings	5 years
Renovation	10 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterment which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Depreciation expense for the years ended June 30, 2024 and 2023 totaled $417,517 and $254,852, respectively.

Plant and machinery written off for the years ended June 30, 2024 and 2023 amounted to $3,979 and $0 respectively.

•	Intangible assets

Intangible assets acquired from third parties are measured initially at fair value and those with an infinite live are not amortized. The Company annually evaluates the recoverability of the infinite-lived intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The recoverability of these assets is measured by a comparison of the carrying amounts to the future discounted cash flows the assets are expected to generate. If such a review indicates that the carrying amount of intangible assets is not recoverable, the carrying amount of such assets is reduced to fair value.

F-11

VERDE RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Currency expressed in United States Dollars (“US$”), except for number of shares)

As of June 30, 2024, and 2023, the Company did not record an impairment on the intangible assets.

•	Assets held for sale

The Company classifies assets as held-for-sale (“disposal group”) in the period when all of the relevant criteria to be classified as held for sale are met. These criteria include management’s commitment to sell the disposal group in its present condition and the sale being deemed probable of being completed within one year. Assets held for sale are reported at the lower of their carrying value or fair value less cost to sell. The fair values of disposal groups are estimated using accepted valuation techniques, including indicative listing prices. The Company considers historical experience, guidance received from third parties, and all information available at the time the estimates are made to derive fair value. Any loss resulting from the measurement is recognized in the period when the held for sale criteria are met. The Company assesses the fair value of a disposal group, less any costs to sell, each reporting period it remains classified as held for sale and reports any subsequent changes as an adjustment to the carrying value of the disposal group, as long as the new carrying value does not exceed the initial carrying value of the disposal group. Assets held-for-sale are not amortized or depreciated.

The impairment loss on assets held for sale for the years ended June 30, 2024 and 2023 was $134,042 and $0 respectively.

•	Impairment of Long-lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property, plant and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

There has been no impairment charge for the years ended June 30, 2024 and 2023.

•	Advance to Supplier

Advance to supplier is provided for the provision of goods and services and they are secured either by a security deposit or a legally enforceable right to recover.

As of June 30, 2024, and 2023, the Company recorded a write-off of $177,200 and $0 respectively.

•	Revenue Recognition

ASC Topic 606, Revenue from Contracts with Customers (“ASC Topic 606”), establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfils its obligations under each of its agreements:

•	identify the contract with a customer;

•	identify the performance obligations in the contract;

•	determine the transaction price;

•	allocate the transaction price to performance obligations in the contract; and

•	recognize revenue as the performance obligation is satisfied.

Revenue is recognized when the Company satisfies its performance obligation under the contract by transferring the promised product to its customer that obtains control of the product and collection is reasonably assured. A performance obligation is a promise in a contract to transfer a distinct product or service to a customer. Most of the Company’s contracts have a single performance obligation, as the promise to transfer products or services is not separately identifiable from other promises in the contract and, therefore, not distinct.

The Company considers customer order confirmations, whether formal or otherwise, to be a contract with the customer. In determining the transaction price, the Company evaluates whether the price is subject to refund or adjustment to determine the net consideration to which the Company expects to be entitled.

F-12

VERDE RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Currency expressed in United States Dollars (“US$”), except for number of shares)

The Company also follows the guidance provided in ASC 606, Revenue from Contracts with Customers, for determining whether the Company is the principal or an agent in arrangements with customers that involve another party that contributes to the provision of goods to a customer. In these instances, the Company determines whether it has promised to provide the goods itself (as principal) or to arrange for the specified goods to be provided by another party (as an agent). This determination is a matter of judgment that depends on the facts and circumstances of each arrangement.

The Company derives its revenue from the sale of products and services in its role as a principal.

Rental income

Rental income is recognized on a straight line basis over the term of the respective lease agreement.

•	Cost of revenue

Cost of revenue consists primarily of the cost of goods sold, which are directly attributable to the sales of products.

•	Leases

The Company determines if an arrangement is a lease or contains a lease at inception. Operating lease liabilities are recognized based on the present value of the remaining lease payments, discounted using the discount rate for the lease at the commencement date. As the rate implicit in the lease is not readily determinable for the operating lease, the Company generally uses an incremental borrowing rate based on information available at the commencement date to determine the present value of future lease payments. Operating lease right-of-use (“ROU assets”) assets represent the Company’s right to control the use of an identified asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets are generally recognized based on the amount of the initial measurement of the lease liability. Lease expense is recognized on a straight-line basis over the lease term.

ROU assets are reviewed for impairment when indicators of impairment are present. ROU assets from operating and finance leases are subject to the impairment guidance in ASC Topic 360, Property, Plant, and Equipment, as ROU assets are long-lived nonfinancial assets.

ROU assets are tested for impairment individually or as part of an asset group if the cash flows related to the ROU asset are not independent from the cash flows of other assets and liabilities. An asset group is the unit of accounting for long-lived assets to be held and used, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.

The Company recognized no impairment of ROU assets as of June 30, 2024, and 2023.

The operating lease is included in operating lease right-of-use assets and operating lease liabilities as current and non-current liabilities in the consolidated balance sheets at June 30, 2024 and 2023.

Leases that transfer substantially all the rewards and risks of ownership to the lessee, other than legal title, are accounted for as finance leases. Substantially all of the risks or benefits of ownership are deemed to have been transferred if any one of the four criteria is met: (i) transfer of ownership to the lessee at the end of the lease term, (ii) the lease containing a bargain purchase option, (iii) the lease term exceeding 75% of the estimated economic life of the leased asset, (iv) the present value of the minimum lease payments exceeding 90% of the fair value. At the inception of a finance lease, we as the lessee records an asset and an obligation at an amount equal to the present value of the minimum lease payments. The leased asset is amortized over the shorter of the lease term or its estimated useful life if title does not transfer to us, while the leased asset is depreciated in accordance with our depreciation policy if the title is to eventually transfer to us. The periodic rent payments made during the lease term are allocated between a reduction in the obligation and interest element using the effective interest method in accordance with the provisions of ASC Topic 842.

•	Income Taxes

The Company adopted the ASC Topic 740, Income tax provisions of paragraph 740-10-25-13, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements. Under paragraph 740-10-25-13, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement. Paragraph 740-10-25-13 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of paragraph 740-10-25-13.

The estimated future tax effects of temporary differences between the tax basis of assets and liabilities are reported in the accompanying balance sheets, as well as tax credit carry-backs and carry-forwards. The Company periodically reviews the recoverability of deferred tax assets recorded on its balance sheets and provides valuation allowances as management deems necessary.

•	Uncertain Tax Positions

The Company did not take any uncertain tax positions and had no adjustments to its income tax liabilities or benefits pursuant to the ASC Topic 740 provisions of Section 740-10-25 for the years ended June 30, 2024, and 2023.

•	Foreign Currencies Translation

F-13

VERDE RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Currency expressed in United States Dollars (“US$”), except for number of shares)

The Company’s reporting currency is the United States dollar (“US$”) and the accompanying consolidated financial statements have been expressed in United States dollars. The Company’s functional currency is the Malaysian Ringgit (“MYR”) which is a functional currency as being the primary currency of the economic environment in which their operations are conducted.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statement of operations.

For reporting purposes, in accordance with ASC Topic 830 “Translation of Financial Statements”, capital accounts of the consolidated financial statements are translated into United States dollars from MYR at their historical exchange rates when the capital transactions occurred. Assets and liabilities are translated at the exchange rates as of balance sheet date. Income and expenditures are translated at the average exchange rate of the respective year. The gains and losses resulting from translation of financial statements subsidiaries to the reporting currency are recorded as a separate component of accumulated other comprehensive income within the statements of changes in stockholder’s equity.

Translation of MYR into U.S. dollars has been made at the following exchange rates for the following periods:-

	June 30, 2024	June 30, 2023
Year-end MYR:US$ exchange rate	4.71717	4.66795
Annualized average MYR:US$ exchange rate	4.69230	4.50684

•	Comprehensive Income

ASC Topic 220, Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying consolidated statements of changes in stockholders’ equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

•	Net Loss per Share

The Company calculates net loss per share in accordance with ASC Topic 260, Earnings per Share. Basic income per share is computed by dividing the net income by the weighted-average number of common shares outstanding during the period. Diluted income per share is computed similar to basic income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common stock equivalents had been issued and if the additional common shares were dilutive.

•	Stock Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Topic 718-10, Compensation-Stock Compensation, which requires the measurement and recognition of compensation expense for all share-based payment arrangements related to the acquisition of goods and services from both non employees and employees based on fair values of the shares to be issued estimated at grant date. Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period.

Fair value is determined based on the estimated market prices of the Company’s common stock at the respective issuance date in accordance with ASC 718, taking into consideration the volatility of the market price of the shares, the terms of the instruments and the conditions upon which they were granted.

During the financial year ended June 30, 2024 and 2023, $252,369 and $519,671 respectively, were recorded as share based compensation for non employees.

During the financial year ended June 30, 2024 and 2023, $135,679 and $0 respectively, were recorded as share based compensation for an employee.

•	Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation as the related employee service are provided.

•	Related Parties

The Company follows the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

F-14

VERDE RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Currency expressed in United States Dollars (“US$”), except for number of shares)

Pursuant to section 850-10-20 the related parties include a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825-10-15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The consolidated financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

•	Commitments and Contingencies

The Company follows the ASC 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

•	Fair Value of Financial Instruments

The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and has adopted paragraph 820-10-35-37 of the FASB Accounting Standards Codification (“Paragraph 820-10-35-37”) to measure the fair value of its financial instruments. Paragraph 820-10-35-37 of the FASB Accounting Standards Codification establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, paragraph 820-10-35-37 of the FASB Accounting Standards Codification establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by paragraph 820-10-35-37 of the FASB Accounting Standards Codification are described below:

Level 1	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3	Pricing inputs that are generally observable inputs and not corroborated by market data.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying amounts of the Company’s financial assets and liabilities, such as cash and cash equivalents, loan and fee receivable, prepayments and other receivables, amounts due from related parties, accrued liabilities and other payables, loans payable, amounts due to related parties approximate their fair values because of the short maturity of these instruments.

F-15

VERDE RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023 AND 2022

(Currency expressed in United States Dollars (“US$”), except for number of shares)

•	Recent Accounting Pronouncements

During the year ended June 30, 2024, there have been no new, or existing, recently issued accounting pronouncements that are of significance, or potential significance, that impact the Company’s consolidated financial statements.

In June 2016, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance ASU 2016-13 for recognition of credit losses on financial instruments, which is effective January 1, 2020, with early adoption permitted on January 1, 2019. The guidance introduces a new credit reserving model known as the Current Expected Credit Loss (“CECL”) model, which is based on expected losses, and differs significantly from the incurred loss approach used today. The CECL model requires measurement of expected credit losses not only based on historical experience and current conditions, but also by including reasonable and supportable forecasts incorporating forward-looking information and will likely result in earlier recognition of credit reserves. In November 2019, the FASB issued ASU No. 2019-10, which is to update the effective date of ASU No. 2016-13 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company has adopted this update on July 1, 2023, and the adoption does not have material impact on Company’s consolidated financial statements and related disclosures.

CECL adoption will have broad impact on the financial statements of financial services firms, which will affect key profitability and solvency measures. Some of the more notable expected changes include:

-

Higher allowance on financial guarantee reserve and finance lease receivable levels and related deferred tax assets. While different asset types will be impacted differently, the expectation is that reserve levels will generally increase across the board for all financial firms.

-	Increased reserve levels may lead to a reduction in capital levels.

-

As a result of higher reserving levels, the expectation is that CECL will reduce cyclicality in financial firms’ results, as higher reserving in “good times” will mean that less dramatic reserve increases will be loan related income (which will continue to be recognized on a periodic basis based on the effective interest method) and the related credit losses (which will be recognized upfront at origination). This will make periods of loan expansion seem less profitable due to the immediate recognition of expected credit losses. Periods of stable or declining loan levels will look comparatively profitable as the income trickles in for loans, where losses had been previously recognized.

In March 2023, the FASB issued new accounting guidance, ASU 2023-01, for leasehold improvements associated with common control leases, which is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been made available for issuance. The new guidance introduced two issues: terms and conditions to be considered with leases between related parties under common control and accounting for leasehold improvements. The goals for the new issues are to reduce the cost associated with implementing and applying Topic 842 and to promote diversity in practice by entities within the scope when applying lease accounting requirements.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires the disclosure of additional segment information. ASU No. 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024; this ASU allows for early adoption.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. ASU No. 2023-09 is effective for annual periods beginning after December 15, 2024. The guidance is to be applied on a prospective basis with the option to apply the standard retrospectively; this ASU allows for early adoption.

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and believe the future adoption of any such pronouncements may not be expected to cause a material impact on its financial condition or the results of its operations.

NOTE 3 - GOING CONCERN UNCERTAINTIES

The accompanying consolidated financial statements have been prepared using the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has generated recurring losses and suffered from an accumulated deficit of $13,480,204 as of June 30, 2024.

The Company’s ability to continue as a going concern over the next twelve months depends on the successful validation and certification of its Net Zero road construction blueprint by the National Center for Asphalt Technology (NCAT) and its adherence to established carbon removal and avoidance methodologies. Achieving these milestones will enable the Company to generate revenue through the commercial licensing of the blueprint, royalties from biochar-asphalt mix designs, carbon credits, and sales of biochar and bio-fuel. On August 8th, CRH, the largest building materials company in North America and Europe, listed on both the NYSE and the London Stock Exchange, announced through its investment arm, CRH Ventures, that it has selected the Company to scale up its biochar-asphalt technology for commercialization.

There can be no assurance that the Company will be successful in its plans described above.

These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities that may result in the Company not being able to continue as a going concern.

F-16

VERDE RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 4 - BUSINESS SEGMENT INFORMATION

Currently, the Company has three reportable business segments:

(i)	Production and distribution of renewable commodities;
(ii)	Holding of real property; and
(iii)	Licensor of proprietary pyrolysis technology.

In the following table, revenue is disaggregated by primary major product line. The table also includes a reconciliation of the disaggregated revenue with the reportable segments for the years ended June 30, 2024, and 2023:

	Year ended June 30, 2024
	Production and distribution of renewable commodities	Holding property	Licensor of proprietary pyrolysis technology	Corporate unallocated	Consolidated

Revenue	$91,356	$-	$-	$5,228	$96,584
Cost of revenue	(58,343)	-	-	(4,635)	(62,978)
Gross profit	33,013	-	-	593	33,606
Selling, general & administrative expenses	(1,985,104)	(110,294)	(4,466)	(782,512)	(2,882,376)
Other operating expenses	(237,047)	-	-	-	(237,047)
Loss from operations	(2,189,138)	(110,294)	(4,466)	(781,919)	(3,085,517)
Interest expense	(59,566)	-	-	(116,917)	(176,483)
Rental income	-	68,200	-	-	68,200
Other income	1,735	-	227	4,476	6,438
Loss before income tax	(2,246,969)	(42,094)	(4,239)	(894,360)	(3,187,662)
Income tax	-	-	-	(112)	(112)
Net loss	$(2,246,969)	$(42,094)	$(4,239)	$(894,472)	$(3,187,774)

Total assets at June 30, 2024	$7,922,462	$1,201,186	$30,193,231	$843,659	$40,160,538

	Year ended June 30, 2023
	Gold mineral mining	Distribution of THC-free cannabinoid (CBD) products	Production and distribution of renewable commodities	Holding property	Licensor of proprietary pyrolysis technology	Corporate unallocated	Consolidated

Revenue	$-	$-	$92,995	$-	$-	$7,782	$100,777
Cost of revenue	-	-	(235,704)	-	-	(2,449)	(238,153)
Gross loss	-	-	(142,709)	-	-	5,333	(137,376)
Selling, general & administrative expenses	(245,565)	(2,875)	(1,688,983)	(158,260)	(13,802)	(1,106,537)	(3,216,022)
Loss from operations	(245,565)	(2,875)	(1,831,692)	(158,260)	(13,802)	(1,101,204)	(3,353,398)
Interest expense	-	-	(36,765)	-	-	(1,881,807)	(1,918,572)
Rental income	-	-	-	57,321	-	-	57,321
Other income	35,596	-	1,109	-	2,439	1,176,545	1,215,689
Loss before income tax	(209,969)	(2,875)	(1,867,348)	(100,939)	(11,363)	(1,806,466)	(3,998,960)
Income tax	-	-	-	-	-	-	-
Net loss	$(209,969)	$(2,875)	$(1,867,348)	$(100,939)	$(11,363)	$(1,806,466)	$(3,998,960)

Total assets at June 30, 2023	$-	$215,929	$6,293,027	$1,236,128	$30,194,966	$883,495	$38,823,545

F-17

VERDE RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Currency expressed in United States Dollars (“US$”), except for number of shares)

The below revenues are based on the countries in which the customer is located. Summarized financial information concerning the geographic segments is shown in the following tables:

	Years ended June 30,
	2024	2023

Malaysia	$34,024	$32,134
United States	62,560	68,643
	$96,584	$100,777

NOTE 5 - INVENTORIES

Inventories as of June 30, 2024 and 2023 consisted of the following:

	As of June 30,
	2024	2023

Manufactured bio produce	$70,560	$96,036
Trading goods	238,584	-
	$309,144	$96,036

Trading goods represent bio asphalt products purchased from an external supplier.

NOTE 6 - ADVANCE TO SUPPLIER

This represents advance to a supplier for the supply of THC-free cannabinoid (CBD) products pursuant to an agreement dated July 7, 2021 and are secured by a security deposit with legally enforceable right to recover. The advance has been written off during the year ended June 30, 2024 following the expiration of product supply agreement on July 6, 2024.

NOTE 7 - OTHER RECEIVABLE, DEPOSITS AND PREPAYMENTS

Other receivable, deposits and prepayments as of June 30, 2024 and 2023 consisted of the following:

	As of June 30,
	2024	2023
Deposits	4,775	16,795
Other receivables	31,929	9,641
	36,704	26,436
Less: impairment on other receivables	(29,842)	-
Other receivables and deposits, net	6,862	26,436
Prepayments	121,468	192,149
Prepaid share based compensation	105,705	183,531
	$234,035	$402,116

NOTE 8 - PROPERTY, PLANT AND EQUIPMENT

A summary of property, plant and equipment at June 30, 2024 and 2023 is as follows:

	As of June 30,
	2024	2023

Land and building	$1,258,360	$1,258,360
Plant and machinery	2,289,794	2,291,724
Office equipment	6,168	6,168
Computers	13,908	5,415
Motor vehicles	777,457	708,051
Furniture and fittings	16,359	12,935
Renovation	4,431	-
	4,366,477	4,282,653
Less: accumulated depreciation	(688,600)	(273,757)
Less: Accumulated impairment	(134,042)	-
Less: transfer to assets held for sale	(606,043)	-
Less: written off	(3,957)	-
Foreign exchange adjustment	(17,829)	194
	$2,916,006	$4,009,090

F-18

VERDE RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Currency expressed in United States Dollars (“US$”), except for number of shares)

Depreciation expense for the years ended June 30, 2024 and 2023 totaled $417,517 and $254,852, respectively.

Plant and machinery written off for the years ended June 30, 2024 and 2023 amounted to $3,979 and $0 respectively.

Land and building with net carrying amount of $701,817 at June 30, 2024 and $723,981 at June 30, 2023 was pledged to a financial institution for facilities granted.

Plant and machinery and motor vehicles with carrying values of $7,688 and $98,362 ($295,701 and $553,674 at June 30, 2023) are acquired under financing arrangements.

The fair value less cost of assets held for disposal was less than the net carrying amount, and impairment loss of $134,042 has been recognised during the financial year end.

NOTE 9 -INTANGIBLE ASSETS

The intangible assets comprise (i) a global intellectual property (“IP”) of $30,192,771 known as “Catalytic Biofraction Process”, whereby, subsidiary Bio Resources Limited (“BRL”) is the beneficial and/or registered proprietor and (ii) an exclusive licence assigned to Verde Malaysia for the operation of the IP in the state of Sabah, Malaysia of MYR 14,000,000 ($2,967,860).

The “Catalytic Biofraction Process” is a slow pyrolysis process using a proprietary catalyst to depolymerize palm biomass wastes (empty fruit bunches or palm kernel shells) in temperature range of 350 degrees Celsius to 500 degrees Celsius to yield commercially valuable bio products: bio-oil, wood vinegar (pyroligneous acid), biochar and bio-syngas. The intellectual property is a second-generation pyrolysis process where non-food feedstock like palm biomass wastes is used as feedstock. Upon fulfilling UN’s (United Nations) ACM 22 protocol as well as LCA (Life Cycle Assessment) requirements, it is anticipated that the by-products from this IP would lead to certification and issuance of carbon avoidance credits as well as carbon Removal credits to generate carbon revenue for the Company.

During the annual impairment assessment, a quantitative assessment was conducted, which involved estimating the fair value of the asset using the income approach. The results indicated that the carrying amount of the asset was not impaired, and therefore no impairment loss was recognized for the period.

Key assumptions in the quantitative assessment included:

●	Discount Rate: 9%

●	Plant daily capacity: The plant daily capacity is 0.8 MT per hour for the existing plant and 2.5 MT per hour for the additional new plants that will be commissioned.

●	Additional plants: One new biofraction plant with a 3.0 MT/hour production rate will be added every year from FYE2027 up to FYE 2034.

●

Projected Production and Sales: Based on a ten-year forecast. Production and sales volumes are linked to the plants in operation for each year in the forecasted period based on the output yield percentages.

●	Inflation: 2%

The use of the estimates in the quantitative assessment are highly judgmental and actual results may differ significantly from what is currently assessed. Accordingly, fluctuations in any of the key attributes may result in a significant change in the projected cash flows underlying the quantitative assessment, which could have a material impact on the assessed values of the Intangible Asset.

F-19

VERDE RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 10 - ASSETS HELD FOR SALE

At June 30,2024 and 2023, assets held for sale are as follows:

	As of June 30,
	2024	2023

Plant and machinery	$213,494	$-
Motor vehicles	392,549	-
	$606,043	$-

On June 27 2023, the Company through its wholly-owned subsidiary Verde Renewables, Inc. (“VRI”), a company incorporated in the State of Missouri, U.S.A, entered into a Consignment Contract with ED’s Machinery LLC (“EDM”) to dispose plant and machinery and motor vehicles with a carrying amount of $606,043. The disposal is pending completion as at June 30,2024 and thus the assets have been presented separately in the balance sheets as assets held for sale.

The disposal of assets with carrying values totaling USD580,989 was subsequently completed in August 2024. The remaining assets are expected to be disposed by December 2024.

Plant and machinery and motor vehicles with carrying values of $168,994 and $350,217 were acquired under financing arrangements.

NOTE 11 - DEPOSITS PAID

At June 30, 2024 and 2023, deposits consist of the following:

	As of June 30,
	2024	2023
Deposits paid for acquisition of subsidiaries
- Vata VM Synergy (M) Sdn Bhd (“VATA”) (#1)	$-	$21,423

Security deposit
- Factory site (#2)	$80,000	$80,000

(#1) On March 23, 2023, the Company, through its wholly-owned subsidiary Verde Resources (Malaysia) Sdn. Bhd. (“Verde Malaysia”), entered into a Shares Sale Agreement (the “SSA Agreement”) with Murugesu A/L M. Narasimha and Deivamalar A/P Kandiah (“Vendors”), the legal and beneficial owners of Vata VM Synergy (M) Sdn. Bhd. (“VATA”), a company incorporated under the laws of Malaysia, to acquire 60% of the issued and paid-up share capital of VATA, a company engaged in the business of providing green technology to government and private sectors and in creating high quality compost using agricultural waste and biomass products in Malaysia. In relation to the SSA Agreement, the Company through Verde Malaysia also entered into a Shareholders Agreement with Murugesu A/L M. Narasimha and VATA. Under the terms of the SSA Agreement, the consideration for the acquisition of 60% of the issued and paid-up share capital of VATA shall be satisfied by the total purchase consideration of MYR 2,250,000, which includes a first payment of MYR100,000 upon the execution of the SSA Agreement, a second payment of MYR 150,000 within thirty (30) days from the date of fulfilment or waiver of all the conditions set out in the SSA Agreement, and the issuance of shares of the Company’s restricted Common Stock for the balance consideration of MYR 2,000,000 at a price per share of not more than ten percent (10%) discount from the immediate preceding five trading days volume weighted average price (“VWAP”) from the issuance date pursuant to the terms of the SSA Agreement. As of June 30, 2023, the first payment of MYR100,000 has been made.

F-20

VERDE RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Currency expressed in United States Dollars (“US$”), except for number of shares)

The SSA Agreement, however, has since been terminated on the basis of non-disclosure of material information by the Vendors, and the deposits written off during the year ended June 30, 2024.

(#2) On March 2, 2022, the Company, through VRAP, entered into a Commercial Lease Agreement and Option to Purchase (“Segama Lease Agreement”) the factory site from Segama Ventures for a lease term of seven (7) years (“Lease Term”) at a monthly rental of MYR 36,000 ($8,571). The rental for the entire Lease Term amounts to the sum of MYR 3,024,000 ($720,000) (the “Lease Payment”) which shall be paid in advance upon commencement of the Segama Lease Agreement together with a payment of security deposit for the sum of MYR 336,000 ($80,000) (the “Security Payment”).

NOTE 12 - MINING RIGHT

A lump sum payment of MYR260,500 ($62,260) was made for a mining right over a period of 2 years up to June 13, 2023. The mining right was amortized on a straight-line basis over the term of the right. Nevertheless, on April 20, 2023, the subsidiary, CSB, to whom the right belongs, was disposed.

The table below presents the movement of the right as recorded on the balance sheets.

	As of June 30,
	2024	2023

Balance as at the July 1, 2023 and July 1, 2022	$-	$27,088
Amortization charge for the year	-	(21,832)
Foreign exchange adjustment	-	(363)
Disposal of subsidiary	-	(4,893)
Balance as of June 30, 2024 and June 30, 2023	$-	$-

Amortization charge of mining right was $0 and $21,832 for the year ended June 30, 2024 and 2023, respectively.

NOTE 13 - BANK LOAN

The bank loan represents a rolling facility to a maximum principal of $250,000 and is secured by deed of trusts from VRDR, land and building of VEL and a subsidiary who act as guarantor for the performance of debts. The interest on loan is fixed at 5.25%. per annum.

For the year ended June 30, 2024 and 2023, the interest expense amounted to $13,640 and $1,421 respectively.

NOTE 14 - AMOUNTS DUE TO RELATED PARTIES AND DIRECTOR

The following breakdown of the balances due to related parties and director, consisted of:

	As of June 30,
	2024	2023
Amount due to related parties
Borneo Oil Corporation Sdn (“BOC”) (#1)	$70,677	$57,125
Borneo Oil Berhad (“BOB”) (#1)	3,007	70,711
Taipan International Limited (#2)	119,153	119,153
Borneo Energy Sdn Bhd (#1)	14,599	14,770
Victoria Capital Sdn Bhd (#3)	93,270	107,970
UnitiMart Sdn Bhd (4#)	7,782	-
Makin Teguh Sdn Bhd (4#)	19,379	-
	$327,867	$369,729

Amount due to director
Mr. Jack Wong (#5)	$4,188	$9,660

(#1) Borneo Energy Sdn Bhd is a wholly owned subsidiary of Borneo Oil Corporation Sdn Bhd (“BOC”) and BOC is a wholly owned subsidiary of Borneo Oil Berhad (“BOB”) (holding 13.2% of the Company’s issued and outstanding common stock as of June 30, 2024). The advances are related to ordinary business transactions and bear no interest or collateral, and are repayable on demand.

(#2) Taipan International Limited who, pursuant to the disposal of BRL to the Company, became one of the shareholders of the Company and held 32.5% of the Company’s issued and outstanding Common Stock as of June 30, 2024. The advances are related to ordinary business transactions and bear no interest or collateral, and are repayable on demand.

F-21

VERDE RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Currency expressed in United States Dollars (“US$”), except for number of shares)

(#3) Victoria Capital Sdn. Bhd. is one of the shareholders of the Company, and held 0.2% of the Company’s issued and outstanding Common Stock as of June 30, 2024. The advances are related to ordinary business transactions and bear no interest or collateral, and are repayable on demand.

(#4) Borneo Oil Berhad (“BOB”) is ultimate holding company of UnitiMart Sdn. Bhd., and held 13.2% of the Company’s issued and outstanding common stock as of June 30, 2024. Makin Teguh Sdn Bhd is associates of BOB.

(#5) Mr. Jack Wong is the President and Chief Executive of the Company effective October 1, 2022. Effective March 30, 2023, Jack Wong was appointed Director of the Company for a one (1) year term, effective March 30, 2023. Jack Wong will hold the Board position formerly held by Carl Craven. On September 12, 2023, Jack Wong stepped down from his position as President of the Company, but remains as Chief Executive Office of the Company. By Waiver and Consent of Shareholders, Jack Wong was re-elected Director of the Company, effective March 30, 2024.

NOTE 15 - PROMISSORY NOTES

	June 30	June 30
	2024	2023
Promissory Notes (#1)	$-	$-
Promissory Notes (#2)- related party	591,170	487,790
	$591,170	$487,790

The following is a reconciliation of the beginning and ending balances of promissory notes payable using Level 3 inputs:

	June 30	June 30
	2024	2023
Balance at the beginning of year	$487,790	$18,484,028
Promissory notes issued to related party at fair value (#2)	-	481,023
Interest expense #1	-	1,870,972
Interest expense #2	103,380	6,767
Converted to Company’s restricted Common Stock	-	(20,355,000)
Balance at the end of year	$591,170	$487,790

(#1) Promissory notes with a principal amount of $20,355,000 and a two-year term period were issued on May 12, 2021 pursuant to the acquisition of subsidiary, BRL. The face value (principal) amount of $20,355,000 was repayable by May 12, 2023, and bore zero coupon interest. On January 20, 2022, the Company had reached a mutual agreement with the Lenders of the Notes to enter into a Supplement to Promissory Note, with each Lender, to convert the total principal loan amount of $20,355,000 into shares of the Company’s restricted Common Stock priced at $0.0611 per share, which represents the last ninety (90) days’ volume weighted average price (VWAP) as of the market closing of January 19, 2022. With the consummation of the acquisition of BRL on October 12, 2022, on December 9, 2022 the conversion of Promissory Notes was completed pursuant to a Supplementary Agreement dated December 7, 2022, with the issuance of 333,142,389 shares of the Company’s restricted Common Stock, at the price of $0.0611 per share, to the 17 Lenders, including the Company’s CEO, Jack Wong.

(#2) On March 13, 2023, the Company and its indirect wholly-owned subsidiary CSB entered into a Settlement of Debts Agreement (the “SDA Agreement”) for the settlement in full of CSB’s account payable to a related party, Borneo Oil Corporation Sdn Bhd (“BOC”) by way of the issuance on March 13, 2023 of a two year term Promissory Notes with the face value (principal) amount of $675,888, and bearing 2% coupon interest. The Notes are repayable by May 12, 2025, either in cash or by the issuance of the Company’s restricted Common Stock priced at $0.07 per share at the discretion of the holder of the Promissory Note. The fair value of the Promissory Notes of $ 481,023 was calculated using the net present value of estimated future cash flows with the assumptions of risk free rate at 4.03%, credit spread of 11.6% and liquidity risk premium of 5.6%. On August 16, 2024, the Company entered into a Supplementary Agreement to the SDA Agreement and Promissory Note with the Creditor to convert the total amount of $675,888 into 9,655,542 shares of the Company’s restricted Common Stock at the agreed conversion price of $0.07 per share for issuance on August 16, 2024. A total of 9,655,542 shares of the Company’s restricted Common Stock were issued on August 16, 2024 to Borneo Oil Berhad, the appointed nominee of the Creditor, to settle in full the total of USD 675,888 of CSB’s account payable to the Creditor.

The Company recorded accretion of liability on promissory notes of $103,380 and $0 and presented as interest expense on promissory notes for the year ended June 30, 2024 and 2023, respectively. Interest on promissory notes at 2% were $13,536 and $0 for the year ended June 30, 2024 and 2023 respectively.

F-22

VERDE RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 16 - LEASES

The Company adopted ASU No. 2016-02, Leases and determines whether an arrangement is a lease at inception. This determination generally depends on whether the arrangement conveys the right to control the use of an identified fixed asset explicitly or implicitly for a period of time in exchange for consideration. Control of an underlying asset is conveyed if we obtain the rights to direct the use of and to obtain substantially all of the economic benefit from the use of the underlying asset. Some of our leases include both lease and non-lease components which are accounted for as a single lease component as the Company has elected the practical expedient. Some of the operating lease agreements include variable lease costs, primarily taxes, insurance, common area maintenance or increases in rental costs related to inflation. Substantially all of our equipment leases and some of our real estate leases have terms of less than one year and, as such, are accounted for as short-term leases as we have elected the practical expedient.

Operating leases are included in the right-of-use lease assets, other current liabilities and long-term lease liabilities on the Consolidated Balance Sheet. Right-of-use assets and lease liabilities are recognized at each lease’s commencement date based on the present values of its lease payments over its respective lease term. When a borrowing rate is not explicitly available for a lease, the incremental borrowing rate is used based on information available at the lease’s commencement date to determine the present value of its lease payments. Operating lease payments are recognized on a straight-line basis over the lease term.

The Company adopts a 5% as weighted average incremental borrowing rate to determine the present value of the lease payments. The weighted average remaining life of the lease was 3 years ending September 30, 2025.

The table below presents the lease-related assets and liabilities recorded on the balance sheet.

	As of June 30,
	2024	2023

Assets
Right-of-use asset (#1)	$720,000	$720,000
Right-of-use asset (#2)	64,910	64,910
Total RoU assets	$784,910	$784,910
Less: Amortisation	(275,428)	(151,801)
	509,482	633,109

Liabilities
Current:
Operating lease liabilities	$24,881	$20,768
Finance lease liabilities	22,323	172,184

Finance lease liabilities - assets held for disposal	603,252	-

Non-current:
Operating lease liabilities	4,602	29,483
Finance lease liabilities	86,565	608,455

Total lease liabilities	$741,623	$830,890

As of June 30, 2024, right-of-use assets were $509,482 and lease liabilities were $741,623.

As of June 30, 2023, right-of-use assets were $633,109 and lease liabilities were $830,890.

For the year ended June 30, 2024 and 2023, the amortization charge on right-of-use assets was $123,625 and $117,517, respectively.

(#1) This leasing arrangement for the lease of the Segama factory amounting to $720,000 is for a lease term of seven (7) years and included an exclusive right and option to purchase the factory site, together with all its right title and interest, for a consideration to be mutually agreed between the parties at any time during the period of two years from the date of the Lease Agreement ended March 1, 2024. The option was not exercised and has lapsed.

There are no corresponding lease liabilities recorded as the lease payments for the entire lease period has been paid upfront upon inception of the agreement.

(#2) This leasing arrangement as stated at fair value above is for the lease of an executive vehicle with a total liability of $84,718 and for a lease term of three (3) years ending September 30, 2025. The lease arrangement includes an option to purchase the said vehicle at an agreed consideration of $57,087 (“Purchase Price”) as stated in the Lease Agreement. The Company’s lease agreements do not contain any material restrictive covenants.

The accretion of lease liability for the year ended June 30, 2024 and 2023, were $7,471 and $8,873, respectively.

F-23

VERDE RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Currency expressed in United States Dollars (“US$”), except for number of shares)

The Company excludes short-term leases (those with lease terms of less than one year at inception) from the measurement of lease liabilities or right-of-use assets. The following tables summarize the lease expense for the years.

	Years ended June 30,
	2024	2023

Finance lease cost:
Interest on lease liabilities (per ASC 842)	$45,926	$36,765

Operating lease cost:
Operating lease expense (per ASC 842)	131,096	126,388

Total lease expense	$177,022	$163,153

Components of Lease Expense

The Company recognizes operating lease expense on a straight-line basis over the term of the operating leases, comprising interest expense determined using the effective interest method, and amortization of the right-of-use asset, as reported within “general and administrative” expense on the accompanying consolidated statement of operations.

Finance lease expense comprise of interest expenses determined using the effective interest method.

Future Contractual Lease Payments as of June 30, 2024

The below table summarizes our (i) minimum lease payments over the next five years, (ii) lease arrangement implied interest, and (iii) present value of future lease payments for the next five years and thereafter ending June 30:

Years ending June 30,	Operating and finance lease amount

2025	$784,877
2026	24,771
2027	24,771
2028	23,674
2029	4,836
Total minimum finance lease liabilities payment	862,929
Less: interest	(121,306)

Present value of lease liabilities	$741,623

Representing:-
Current liabilities	$650,456
Non-current liabilities	91,167
$741,623

F-24

VERDE RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 17 - STOCKHOLDERS’ EQUITY

Authorized Stock

The Company has authorized 10,000,000,000 Common shares and 50,000,000 preferred shares, both with a par value of $0.001 per share. Each Common share entitles the holder to one vote, in person or proxy, on any matter on which action of the stockholders of the corporation is sought.

Preferred stock outstanding

There are no preferred shares outstanding as of June 30, 2024, and 2023.

Common stock outstanding

On September 8, 2023, the Company, through its wholly-owned subsidiary Verde Renewables, Inc. (“VRI”) entered into a Service and Stock Cancellation Agreement with Steven Sorhus to cancel the Services Agreement dated December 1, 2022. Pursuant to the Service Agreement, 300,000 restricted common shares were issued at $0.20 on December 31, 2022 totaling $60,000. With the Service and Stock Cancellation Agreement, these shares were to be cancelled and subsequently 128,409 restricted common shares were to be re-issued at the same price for services rendered till cancellation.

The cancellation of shares was completed on March 28, 2024 and subsequently 128,409 restricted common shares were re-issued to Steven Sorhus on May 24, 2024.

On September 8, 2023, the Company, through its wholly-owned subsidiary Verde Renewables, Inc. (“VRI”) entered into a Service and Stock Cancellation Agreement with EMGTA LLC to cancel the Services Agreement dated December 1, 2022, including the cancellation of 375,000 restricted common shares issued at $0.20 on December 31, 2022 totaling $75,000 as consideration for certain services. The cancellation is still in process.

On September 12, 2023, the Company, through its wholly-owned subsidiary Verde Renewables, Inc. (“VRI”) entered into a Service and Stock Cancellation Agreement with Y M Tengku Chanela Jamidah Y A M Tengku Ibrahim to cancel the Services Agreement dated November 30, 2022. Pursuant to the Service Agreement, 500,000 restricted common shares were issued at $0.20 on December 31, 2022 totaling $100,000. With the Service and Stock Cancellation Agreement, these shares were to be cancelled and subsequently 166,667 restricted common shares were to be re-issued at the same price for services rendered till cancellation.

The cancellation of shares was completed on March 28, 2024 and subsequently 166,667 restricted common shares were re-issued to Y M Tengku Chanela Jamidah Y A M Tengku Ibrahim on May 24, 2024.

On October 23, 2023, the Company, through its wholly-owned subsidiary VRI, entered into a Services Agreement (the “Agreement”) with Donald R. Fosnacht to engage him as National Certification and Extensive BCR (Biochar Carbon Removal) Implementation Specialist to develop and implement a comprehensive strategy to obtain national and regional certification and endorsement for carbon net-negative construction products with high biochar content, encompassing asphalt, concrete, and soil stabilization as designated in the Agreement. Under the Agreement, the Company will pay Donald R. Fosnacht by the issuance of 1,000,000 shares of the Company’s restricted common stock, par value $0.001 per share (the “Common Stock”) on or before January 31, 2024. The term of the Agreement will remain effective until December 31, 2025 and both parties may renew the agreement or enter into a new agreement as may be mutually agreed on terms to be separately negotiated.

Subsequently on January 31, 2024, the Company issued 1,000,000 restricted common shares to Donald R. Fosnacht.

On November 22, 2023, the Company issued a total of 14,931,624 restricted Common Shares comprising 11,538,461 restricted Common Shares for $1,050,000 at $0.091 per share to five non-US shareholders, 100,000 restricted Common Shares for $10,000 at $0.10 per share to one non-US shareholder, 1,943,163restricted Common Shares for $176,828 at $0.091 per share to ten US shareholders and 1,350,000 restricted Common Shares for $135,000 at $0.10 per share to nine US shareholders.

On December 4, 2023, the Company issued a total of 1,238,889 restricted Common Shares comprising of 850,000 restricted Common Shares for $85,000 at $0.10 per share to four US shareholders and 388,889 restricted Common Shares for $35,000 at $0.09 per share to one US shareholders.

On April 12, 2024, shares that were committed to be issued as of March 31, 2024 were fully settled by way of issuance of 2,881,274 restricted Common Shares at $0.108 per share to four non-US shareholders in settlement of $311,178 subscription amounts paid, and issuance of 200,000 restricted Common Shares on April 15, 2024 at $0.091 per share to one US shareholder in settlement of $18,200 subscription amount paid.

On April 15, 2024, the Company issued a total of 3,055,555 restricted Common Shares to four US shareholders, in which 2,300,000 restricted Common Shares were issued at $0.10 per share to two US shareholders, 200,000 restricted Common Shares were issued at $0.091 per share to one US shareholder, and 555,555 restricted Common Shares were issued at $0.09 per share to one US shareholder.

F-25

VERDE RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Currency expressed in United States Dollars (“US$”), except for number of shares)

On April 20, 2024, the Company entered into two Services Agreements with Dr. Nam Tran and Dr. Raymond Powell to engage them as National Implementation Experts for its wholly-owned subsidiary Verde Renewables, Inc. to initiate connections with esteemed asphalt contractors, identify potential partners, explore potential collaborations through their extensive networks in the asphalt industry and recommend strategies to capitalize on emerging opportunities as designated in the Agreements. Under the Agreements, the Company will pay Dr. Nam Tran and Dr. Raymond Powell each by the issuance of 3,000,000 shares of the Company’s restricted Common Shares in three tranches of 1,000,000 shares each on or before July 31, 2024, October 31, 2025 and October 31, 2026 respectively.

Subsequently on July 31, 2024, the Company issued 1,000,000 of the Company’s restricted Common Shares each to Dr. Nam Tran and Dr. Raymond Powell as part of the compensation package for their services to be rendered for the period from May 1, 2024 to April 30, 2025 as stated in their Services Agreements.

On June 1, 2024, the Company entered into a multi-year Services Agreement with Dale Ludwig to engage him as Strategic Advisor for the Company and all its subsidiaries, to maintain and build strong relationships with policymakers at both state and federal levels, collaborate with Missouri Department of Transportation, build relationships with Missouri Asphalt Pavement Association (MAPA) members, collaborate with Missouri contractors to encourage the use of the Company's technologies, identify current biochar producers in Missouri and engage with the Missouri Department of Economic Development. Pursuant to the Agreement, the Company agreed to issue a total of 2,000,000 restricted shares of the Company’s common stock to Dale Ludwig over three tranches of 700,000 shares on or before August 31, 2024, 700,000 shares on or before October 31, 2025 and 600,000 shares on or before October 31, 2026.

Subsequently on August 8, 2024, the Company issued 700,000 of the Company’s restricted Common Shares to Dale Ludwig as part of the compensation package for their services to be rendered for the period from June 1, 2024 to April 30, 2025 as stated in the Services Agreement.

On August 30, 2024, the Company issued 670,000 of the Company’s restricted Common Shares to Eric Bava, Chief Operating Officer of the Company, as part of the compensation package in the Employment Agreement that the Company entered into with Eric Bava on October 1, 2023 for his first year of service from October 1, 2023 to September 30, 2024.

There were 1,199,358,251 and 1,176,200,278 shares of common stock issued and outstanding at June 30, 2024 and 2023, respectively.

The Company has no stock option plan, warrants, or other dilutive securities as at June 30, 2024 and 2023 other than stocks committed to be issued of 2,700,000 and 670,000 to non employees and an employee respectively.

F-26

VERDE RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 18 - NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net (loss) income per share for the respective years:

	Years ended June 30,
	2024	2023

Net loss	$(3,187,774)	$(3,998,960)

Weighted average common shares outstanding:
- Basic	1,187,606,780	1,019,752,220
- Diluted	1,187,606,780	1,019,752,220

Net loss per share:
- Basic	$(0.00)	$(0.00)
- Diluted	$(0.00)	$(0.00)

# less than $0.005

For the years ended June 30, 2024, and 2023, diluted weighted-average common shares outstanding is equal to basic weighted-average common shares, due to the Company’s net loss position. Hence, no common stock equivalents were included in the computation of diluted net loss per share since such inclusion would have been antidilutive.

The Company has no potentially dilutive securities, such as, options or warrants, currently issued and outstanding.

F-27

VERDE RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 19 - INCOME TAX

For the years ended June 30, 2024, and 2023, the local (“United States of America”) and foreign components of loss before income taxes were comprised of the following:

	Years ended June 30,
	2024	2023

Tax jurisdiction from:
- Local (US regime)	$(2,444,654)	$(3,795,326)
- Foreign, including
British Virgin Island	(160,538)	594,580
Malaysia	(578,231)	(786,851)
Labuan, Malaysia	(4,239)	(11,363)

Loss before income taxes	$(3,187,662)	$(3,998,960)

The provision for income taxes consisted of the following:

Years ended June 30,
	2024	2023

Current tax:	$-	$-
- Local	-	-
- Foreign	-	-

Deferred tax
- Local	-	-
- Foreign	-	-

Income tax expense (benefit)	$-	$-

The effective tax rate in the years presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. The Company mainly operates in U.S.A. and Malaysia that is subject to taxes in the jurisdictions in which they operate, as follows:

United States of America

VRDR, VRI and VLI are subject to the tax laws of United States of America. The U.S. Tax Cuts and Jobs Act (the “Tax Reform Act”) was signed into law. The Tax Reform Act significantly revised the U.S. corporate income tax regime to 21% effective January 1, 2018. The Company’s policy is to recognize accrued interest and penalties related to unrecognized tax benefits in its income tax provision. The Company has not accrued or paid interest or penalties which were not material to its results of operations for the periods presented.

The Company has provided for a full valuation allowance against the deferred tax assets of $1,439,384 on the expected future tax benefits from the net operating loss (“NOL”) carry forwards of $6,854,210 as the management believes it is more likely than not that these assets will not be realized in the future.

Net Operating Losses (NOLs) generated prior to January 1, 2018, are able to be carried forward up to twenty subsequent years. Any NOLs created for tax years subsequent to that may be carried forward indefinitely. However, any NOLs arising from tax years ending after December 31, 2020, can only be used to offset up to 80% of taxable income.

For the years ended June 30, 2024, and 2023, there were no operating income in US tax regime.

BVI

Under the current BVI law, VRAP is not subject to tax on income.

F-28

VERDE RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Currency expressed in United States Dollars (“US$”), except for number of shares)

Labuan

Under the current laws of the Labuan applicable to BRL, income derived from an intellectual property right is subject to tax under the Malaysian Income Tax Act 1967 (ITA) at 24% of its chargeable income. However, BRL is not subject to income tax, given that it was a net loss position during the current period presented. The losses are presently not able to be carried forward to offset against its future operation income as income generating activities have not yet been undertaken.

Malaysia

The Company’s subsidiaries, Verde Malaysia and Wision is registered in Malaysia and are subject to the Malaysia corporate income tax at a standard income tax rate of 24% on chargeable income.

The operation in Malaysia incurred $854,275 of cumulative net operating losses as of June 30, 2024 which can be carried forward to offset future taxable income. The net operating loss are allowed to be carried forward up to a maximum of ten (10) years of assessments under the current tax legislation in Malaysia. The Company has provided for a full valuation allowance against the deferred tax assets of $205,026 on the expected future tax benefits from the net operating loss (“NOL”) carry forwards as the management believes it is more likely than not that these assets will not be realized in the future.

	Years ended June 30,
	2024	2023

Loss before income taxes	$(578,231)	$(786,851)
Statutory income tax rate	24%	24%
Income tax expense at statutory rate	(138,775)	(188,844)
Non-deductible items	52,249	26,603
Tax losses unable to be carried forward	1,017	2,727
Net operating loss	85,509	159,514
Income tax expense	$-	$-

The following table sets forth the significant components of the deferred tax assets of the Company:

	As of June 30,
	2024	2023

Deferred tax assets:
Net operating loss carry forwards, from
US tax regime	$1,439,384	$1,079,890
Malaysia tax regime	205,026	113,516
Less: valuation allowance	(1,644,410)	(1,193,406)
Deferred tax assets, net	$-	$-

The Company has recorded valuation allowances for certain tax attribute carry forwards and other deferred tax assets due to uncertainty that exists regarding future realizability. If in the future the Company believes that it is more likely than not that these deferred tax benefits will be realized, the majority of the valuation allowances will be reversed in the consolidated statement of operations. The Company did not have uncertainty tax positions or events leading to uncertainty tax position within the next 12 months.

NOTE 20 - PENSION COSTS

The Company is required to make contribution to their employees under a government-mandated defined contribution pension scheme for its eligible full-times employees in Malaysia. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the years ended June 30, 2024, and 2023, $10,064 and $19,961 contributions were made accordingly.

F-29

VERDE RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 21 - SHARES ISSUED TO NON EMPLOYEE AND EMPLOYEE

On December 15, 2022, the Company entered into a Services Agreement with Looi Pei See (the “Looi Pei See Agreement”) to engage her as a consultant to develop the retail markets for the Company’s products and services in Malaysia and Singapore. The Company will pay Looi Pei See by the issuance of 1,140,000 shares of the Company’s restricted common stock, par value $0.001 per share (the “Common Stock”) on or before December 31, 2022. The shares were issued on December 31, 2022 for service period from December 15, 2022 to December 14, 2025. The fair value of 1,140,000 shares was $228,000 which calculated based on stock price of $0.20 per share on December 15, 2022 (date of issuance) and is being amortised over the service period. During the year ended June 30, 2024, the Company charged $77,338 to selling, general and administrative expenses as consulting expenses.

On October 23, 2023, the Company, through its wholly-owned subsidiary VRI, entered into a Services Agreement (the “Agreement”) with Donald R. Fosnacht to engage him as National Certification and Extensive BCR (Biochar Carbon Removal) Implementation Specialist to develop and implement a comprehensive strategy to obtain national and regional certification and endorsement for carbon net-negative construction products with high biochar content, encompassing asphalt, concrete, and soil stabilization as designated in the Agreement. Under the Agreement, the Company will pay Donald R. Fosnacht by the issuance of 1,000,000 shares of the Company’s restricted common stock, par value $0.001 per share (the “Common Stock”) on or before January 31, 2024. The term of the Agreement will remain effective until December 31, 2025 and both parties may renew the agreement or enter into a new agreement as may be mutually agreed on terms to be separately negotiated. The fair value of 1,000,000 shares was $134,000 which calculated based on stock price of $0.134 per share on January 31, 2024 (date of issuance) and is being amortised over the service period. During the year ended June 30,2024, the Company charged $42,157 to selling, general and administrative expenses as consulting expenses.

On April 20, 2024, the Company entered into two Services Agreements (the “Agreements”) with Dr. Nam Tran and Dr. Raymond Powell to engage them as National Implementation Experts for its wholly-owned subsidiary Verde Renewables, Inc. (“VRI”) to initiate connections with esteemed asphalt contractors, identify potential partners, explore potential collaborations through their extensive networks in the asphalt industry and recommend strategies to capitalize on emerging opportunities as designated in the Agreements. Under the Agreements, the Company will pay Dr. Nam Tran and Dr. Raymond Powell each by the issuance of 3,000,000 shares of the Company’s restricted Common Shares in three tranches of 1,000,000 shares each on or before July 31, 2024, October 31, 2025 and October 31, 2026 respectively. The term of the Agreements will remain effective until April 30, 2027 and both parties may renew the agreement or enter into a new agreement as may be mutually agreed on terms to be separately negotiated. Pursuant to the respective addendum to Service Agreement dated June 29, 2024, each tranche of shares to be issued is compensation for each service period of 12 months beginning from May 1, 2024, May 1, 2025 and May 1, 2026 respectively. The fair value of first 1,000,000 shares was $360,000 each, calculated based on stock price of $0.36 per share on July 31,2024 (date of issuance) and is being amortised over the respective service period. During the year ended June 30, 2024, the Company charged a total of $120,329 to selling, general and administrative expenses as consulting expenses.

On June 1, 2024, the Company entered into a multi-year Services Agreement (the “Agreement”) with Dale Ludwig to engage him as Strategic Advisor for the Company and all its subsidiaries, to maintain and build strong relationships with policymakers at both state and federal levels, collaborate with Missouri Department of Transportation, build relationships with Missouri Asphalt Pavement Association (MAPA) members, collaborate with Missouri contractors to encourage the use of the Company's technologies, identify current biochar producers in Missouri and engage with the Missouri Department of Economic Development. Pursuant to the Agreements, the Company agreed to issue a total of 2,000,000 restricted shares of the Company’s common stock to Dale Ludwig over three tranches of 700,000 shares on or before August 31, 2024, 700,000 shares on or before October 31, 2025 and 600,000 shares on or before October 31, 2026. Pursuant to the addendum to Service Agreement dated June 29, 2024, each tranche of shares to be issued is compensation for each service period beginning 11 months from June 1, and 12 months from 2024, May 1, 2025 and May 1, 2026 respectively. The fair value of first 700,000 shares was $210,000, calculated based on stock price of $0.30 per share on August 8,2024 (date of issuance) and is being amortised over the service period. During the year ended June 30, 2024, the Company charged $18,862 to selling, general and administrative expenses as consulting expenses.

The Company agreed to issue 670,000 of the Company’s restricted Common Shares to Eric Bava, Chief Operating Officer of the Company, as part of the compensation package in the Employment Agreement upon completing each full year of service. The term of the Agreements will remain effective until September 30, 2027. On August 30, 2024, the Company issued 670,000 of the Company’s restricted Common Shares to Eric Bava, Chief Operating Officer of the Company, as part of the compensation package in the Employment Agreement that the Company entered into with Eric Bava on October 1, 2023. The fair value of 670,000 shares was $181,235 which calculated based on stock price of $0.2705 per share on August 30, 2024 (date of issuance) and is being amortised over the service period from October 1, 2023 to September 30, 2024. During the year ended June 30,2024, the Company charged $135,678 to selling, general and administrative expenses as salary expenses.

On July 31,2024, Verde Renewables, Inc, a wholly owned subsidiary of the Company, entered into Service Agreement with Jeremy P. Concannon (Chief Growth Officer (“CGO”) of the Company effective from August 1, 2024). Pursuant to the Services Agreement, the Company agreed to issue a total of 4,050,000 restricted shares of the Company’s common stock to Jeremy P. Concannon over three tranches of 1,350,000 shares each on or before August 31, 2024, August 31, 2025 and August 31, 2026 respectively. The term of the Agreements will remain effective until September 30, 2027 and both parties may renew the agreement or enter into a new agreement as may be mutually agreed on terms to be separately negotiated. Pursuant to the addendum to Service Agreement dated September 27, 2024, each tranche of shares to be issued as compensation for each service period beginning 12 months from August 1, 2024 and 2025 and for 14 months from August 1, 2026 to September 30, 2027 respectively.

During the year ended June 30, 2024, pursuant to the service and stock cancellation agreements signed with Y M Tengku Chanela Jamidah Y A M Tengku Ibrahim, Steven Sorhus and EMGTA LLC, there was a net reversal of consulting fees previously recognized of $6,317.

F-30

VERDE RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 22 - RELATED PARTY TRANSACTIONS

	For the Years ended
	June 30,
	2024	2023
Related party transactions:
Sales to:
Borneo Eco Food Sdn Bhd (#1)	$4,071	$12,238
BOC (#2)	$-	$2,062
SB Resorts Sdn Bhd (#2)	$25,441	$-
Rental income:
Mr. Jack Wong (#3)	$60,000	$49,121
Site expenses:
Warisan Khidmat Sdn Bhd (#4)	$-	$9,776
Professional services provided by:
Warisan Khidmat Sdn Bhd (#4)	$17,905	$18,652
Interest expense paid to:
BOC (#2)	$13,536	$4,068
Rental expense paid to:
SB Resorts Sdn Bhd (#2)	$1,918	$-

Related party balances:
	June 30,
	2024	2023
Advanced from related parties
BOC (#2)	$70,677	$57,125
Borneo Oil Berhad (“BOB”) (#1)	$3,007	$70,712
Borneo Energy Sdn Bhd (#1)	$14,599	$14,770
Taipan International Limited (#5)	$119,153	$119,153
Victoria Capital Sdn Bhd (#6)	$93,270	$107,970
UnitiMart Sdn Bhd (9#)	$7,782	$-
Makin Teguh Sdn Bhd (9#)	$19,379	$-

Trade payables
Warisan Khidmat Sdn Bhd (#4)	$1,484	$-
BOC (#2)	$462	$467
J. Ambrose & Partners (#7)	$716	$724

Advanced to related party
Vetrolysis Limited (#8)	$100	$100

Trade receivables
Borneo Eco Food Sdn Bhd (#2)	$-	$901
J. Ambrose & Partners (#7)	$250	$253
SB Resorts Sdn Bhd (#2)	$25,291	$-

Other payables
J. Ambrose & Partners (#7)	$48,122	$48,650
SB Supplies & Logistic Sdn Bhd (#1)	$5,936	$5,998
SB Resorts Sdn Bhd (#2)	$2,120	$-
Borneo Eco Food Sdn Bhd (#2)	$1,039	$-

Promissory notes issued to related party
BOC (#2)	$591,170	$487,790

(#1) Borneo Oil Berhad (“BOB”) is ultimate holding company of Borneo Eco Food Sdn. Bhd., Borneo Energy Sdn Bhd and SB Supplies & Logistic Sdn Bhd, and held 13.2% of the Company’s issued and outstanding common stock as of June 30, 2024.

(#2) SB Resorts Sdn Bhd and Borneo Oil Corporation Sdn Bhd (“BOC”) are wholly owned subsidiaries of Borneo Oil Berhad (“BOB”) (holding 13.2% of the Company’s issued and outstanding common stock as of June 30, 2024). The advances are related to ordinary business transactions and bear no interest or collateral, repayable and renewable under normal business advancement terms.

(#3) Mr. Jack Wong was the President and Chief Executive of the Company effective October 1, 2022. Effective March 30, 2023, Carl Craven voluntarily resigned from his position as Director of the Company. By resolution of the Board of Directors, Jack Wong was appointed Director of the Company for a one (1) year term, effective March 30, 2023. Jack Wong will hold the Board position formerly held by Carl Craven. On September 12, 2023, Jack Wong stepped down from his position as President of the Company, but remains as Chief Executive Office of the Company. By Waiver and Consent of Shareholders, Jack Wong was re-elected Director of the Company, effective March 30, 2024.

(#4) Warisan Khidmat Sdn. Bhd. is a company whose shareholdings is entirely held by a Director of Verde Malaysia.

(#5) Taipan International Limited is one of the shareholders of the Company, and held 32.5% of the Company’s issued and outstanding Common Stock as of June 30, 2024.

F-31

VERDE RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Currency expressed in United States Dollars (“US$”), except for number of shares)

(#6) Victoria Capital Sdn. Bhd. is one of the shareholders of the Company and held 0.2% of the Company’s issued and outstanding Common Stock as of June 30, 2024.

(#7) Datuk Joseph Lee Yok Min, an indirect significant shareholder, is a partner of J. Ambrose & Partners. The advances received are related to ordinary business transactions and bear no interest or collateral, repayable and renewable under normal business advancement terms. Mr. Joseph Ambrose Lee who was also appointed as a Director and Chairman of the Board of Directors of the Company effective January 23, 2024, is also the Managing Director of BOB. On February 6, 2024, by resolution of the Board of the Company, Joseph Ambrose Lee appointed as a member of the newly formed Management Committee of the Board. Subsequently on June 18, 2024, Joseph Ambrose Lee tendered his resignation as Director and Chairman of the Board and member of the Management Committee of the Company.

(#8) Encik Anuar bin Ismail, an indirect significant shareholder, is a director of Vetrolysis Limited.

(#9) Borneo Oil Berhad (“BOB”) is ultimate holding company of UnitiMart Sdn. Bhd., and held 13.2% of the Company’s issued and outstanding common stock as of June 30, 2024. Makin Teguh Sdn Bhd is associates of BOB.

Apart from the transactions and balances detailed elsewhere in these accompanying consolidated financial statements, the Company has no other significant or material related party transactions during the years presented.

NOTE 23 - CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a)	Major customers and major vendors

For the years ended June 30, 2024, there was 2 customers whose revenue exceeded 10% of the revenue in the segment of production and distribution of renewable commodities.

	Revenue June 30, 2024		Accounts Receivable June 30, 2024
	USD	%	USD

Customer A	$62,560	64.8%	62,560
Customer B*	25,441	26.3%	25,441

* impaired and represents a related party.

For the year ended June 30, 2023 there were no customers which exceeded 10% of revenue for the period.

For the years ended June 30, 2024, there was 2 vendors whose revenue exceeded 10% of the revenue in the segment of production and distribution of renewable commodities

	Direct Costs June 30, 2024		Accounts Payable June 30, 2024
	USD	%	USD

Vendor A	118,621	45%	118,621
Vendor B	135,200	51%	-

For the year ended June 30, 2023 there were no vendors which exceeded 10% of direct costs for the period.

(b)	Economic and political risk

The Company’s major operations are conducted in U.S.A. and Malaysia. Accordingly, the political, economic, and legal environments in U.S.A. and Malaysia, as well as the general state of U.S.A. and Malaysia’s economy may influence the Company’s business, financial condition, and results of operations.

Further, the escalation tensions in the Middle East, including the continuing Russian - Ukraine conflict may impact the global economic situation, which indirectly may impact the Company’s operations.

(c)	Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore, there is a possibility that the Company could post the same amount of losses for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of MYR converted to USD on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

F-32

VERDE RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 24 - COMMITMENTS AND CONTINGENCIES

Future commitments with regards to repayment of lease liabilities are disclosed in Notes 16.

Apart from the above, as of June 30, 2024, the Company had the following commitments:

a) commitment to issue restricted Common Shares to the following service provider on or before October 31, 2026, for services to be performed pursuant to the Service Agreements signed with non employees as disclosed in Note 17:

Number of shares to be issued
FYE 2025
Nam Tran	1,000,000
Raymond Powell	1,000,000
Dale Ludwig	700,000
2,700,000
FYE 2026 and 2027
Nam Tran	2,000,000
Raymond Powell	2,000,000
Dale Ludwig	1,300,000
5,300,000

b) commitment to repay Promissory Notes with the face value (principal) amount of $675,888, bearing 2% coupon interest by issuance of 9,655,542 shares of the Company’s restricted Common Shares priced at $0.07 per share as disclosed in Note 15.

c) commitment to cancel 375,000 restricted common shares pursuant to the Service Agreement signed and Service and Stock Cancellation Agreement as disclosed in Note 17.

d) commitment to issue restricted Common Shares, comprising of 3,183,335 restricted Common Shares at $0.09 per share to six US shareholders, 3,000,000 restricted Common Shares at $0.10 per share to three non-US shareholders and 15,805,000 restricted Common Shares at $0.10 per share to forty-two US shareholders.

e) Quarterly committed payments of $50,000 from September 2024 to March 2025, and $62,500 from June 2025 to September 2026 to support a 3-year Performance Testing Project titled “Structural Capacity of Sustainable Pavement” pursuant to an agreement entered with The National Center for Asphalt Technology at Auburn University ("NCAT") on June 27, 2024.

f) commitment to issue 670,000 of the Company’s restricted Common Shares to Eric Bava, Chief Operating Officer of the Company, as part of the compensation package in the Employment Agreement that the Company entered into with Eric Bava on October 1, 2023 for his first year of service from October 1, 2023 to September 30, 2024.

As of June 30, 2024, the Company has no material contingencies.

F-33

VERDE RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 25- SUBSEQUENT EVENTS

On July 24, 2024, the Company issued 3,194,443 restricted Common Shares for $287,500 at $0.09 per share to four US shareholders and 6,005,000 restricted Common Shares for $600,500 at $0.10 per share to twenty US shareholders and one non-US shareholder.

On July 31, 2024, the Company issued 1,000,000 of the Company’s restricted Common Shares each to Dr. Nam Tran and Dr. Raymond Powell as part of the compensation package in the Services Agreements that the Company entered into with Dr. Nam Tran and Dr. Raymond Powell on April 20, 2024 for the service period from May 1, 2024 to April 30, 2025.

Effective August 1, 2024, Jeremy P. Concannon was appointed as Chief Growth Officer (“CGO”) of the Company. Pursuant to the Services Agreement entered into between Jeremy P. Concannon and Verde Renewables, Inc, a wholly owned subsidiary of the Company as of July 31, 2024, the Company agreed to issue a total of 4,050,000 restricted shares of the Company’s common stock to Jeremy P. Concannon over three tranches of 1,350,000 shares on or before August 31, 2024, 1,350,000 shares on or before August 31, 2025 and 1,350,000 shares on or before August 31, 2026.

Pursuant to the addendum to Service Agreement dated September 27, 2024, each tranche of shares to be issued as compensation for each service period beginning 12 months from August 1, 2024 and 2025 and for 14 months from August 1, 2026 to September 30, 2027 respectively.

On August 8, 2024, the Company issued 700,000 of the Company’s restricted Common Shares to Dale Ludwig as part of the compensation package in the Services Agreement that the Company entered into with Dale Ludwig on June 1, 2024 for the service period from June 1, 2024 to April 30, 2025.

On August 9, 2024, the Company issued 888,888 restricted Common Shares for $80,000 at $0.09 per share to one US shareholder and 11,840,000 restricted Common Shares for $1,184,000 at $0.10 per share to twenty-three US shareholders and one non-US shareholder.

On August 14, 2024, the Company entered into a Memorandum of Understanding (the “MoU”) with Nature Plus Inc. (“NPI”) to formalize the collaboration on the National Center for Asphalt Technology (“NCAT") Test Track Project (the “Project”) and explore subsequent business opportunities arising from the successful completion of the Project. The Project will involve the application of TerraZyme technology for the stability of subgrade and base layers, with the overarching goal of advancing road construction methodologies. The Company holds a three-year agreement with the National Center for Asphalt Technology at Auburn University ("NCAT") for the research, development and testing of road construction technologies. The Company has committed to funding the Project at a minimum cost of $750,000, This funding will support the necessary performance testing by NCAT to secure the highest level of certification for the commercial adoption of the technology by the Departments of Transportation (“DOTs”). NPI will work in close collaboration with the Company and NCAT to provide critical technical expertise to support the Project and assist the Company in obtaining NCAT certification and other relevant approvals。The Company will procure and utilize 6 liters of TerraZyme for the NCAT test track. The Company and NPI will jointly develop mixed designs and materials incorporating biochar, aimed at enhancing performance and promoting carbon sequestration. The MoU shall be effective until December 31, 2026 or until replaced by a subsequent distributor agreement. Upon the successful completion of the Project, the Company and NPI intend to continue the collaboration on future initiatives, including soil stabilization and material development, carbon removal credits, certification and compliance, and exclusive rights to distributing TerraZyme.

On August 16, 2024, the Company issued 9,655,542 shares of the Company’s restricted Common Stock at the price of $0.07 per share to Borneo Oil Berhad in relation to the Settlement of Debts Agreement (the “SDA Agreement”) and a two year term period Promissory Note entered into with its former indirect wholly-owned subsidiary Champmark Sdn Bhd (“CSM”) and CSM’s creditor Borneo Oil Corporation Sdn Bhd (the “Creditor”) to settle in full a total of USD 675,888 of CSM’s account payable. On March 13, 2023, the Company and CSM entered into a SDA Agreement and a two year term period Promissory Note with the Creditor to settle in full a total of USD 675,888 of CSM’s account payable to the Creditor either in cash or by the issuance of new restricted shares of the Company’s common stock at a price of $0.07 per share. As set out in the SDA Agreement, the new restricted shares for settlement of the account payable to the Creditor shall be issued to the Creditor or its nominee. On August 16, 2024, the Company entered into a Supplementary Agreement to the SDA Agreement and Promissory Note with the Creditor to convert the total amount of $675,888 into 9,655,542 shares of the Company’s restricted Common Stock at the agreed conversion price of $0.07 per share for issuance on August 16, 2024.

On August 26, 2024, the Company issued 722,221 restricted Common Shares for $65,000 at $0.09 per share to three US shareholders, 3,990,000 restricted Common Shares for $399,000 at $0.10 per share to six US shareholders and two non-US shareholders.

On August 30, 2024, the Company issued 1,350,000 of the Company’s restricted Common Shares to Jeremy P. Concanon, Chief Growth Officer of the Company, as part of the compensation package in the Services Agreement that the Company entered into with Jeremy P. Concanon on July 31, 2024.

On August 30, 2024, the Company issued 670,000 of the Company’s restricted Common Shares to Eric Bava, Chief Operating Officer of the Company, as part of the compensation package in the Employment Agreement that the Company entered into with Eric Bava on October 1, 2023 for his first year of service from October 1, 2023 to September 30, 2024.

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after June 30, 2024, up through the date the Company issued the audited consolidated financial statements.

NOTE 26 - RECLASSIFICATION

Certain prior year amounts have been reclassified to conform to the current year’s presentation. These reclassifications had no impact on reported income or losses and are considered to be immaterial.

F-34

VERDE RESOURCES, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	March 31, 2025	June 30, 2024
ASSETS		(audited)
Current assets:
Cash and cash equivalents	$689,363	$279,137
Deposit with banks	1,797,811	2,000,000
Accounts receivable	188,364	66,749
Inventories	282,282	309,144
Amount due from related party	100	100
Prepaid share-based compensation	878,916	214,528
Prepayments	22,775	12,645
Other receivables and deposits	10,510	6,862
	3,870,121	2,889,165

Assets held for sale	4,000	606,043

Total current assets	3,874,121	3,495,208

Non-current assets:
Property, plant and equipment, net	1,554,484	2,916,006
Right of use assets, net	546,524	509,482
Intangible assets	33,349,911	33,160,631
Security deposit	80,000	80,000

Total non-current assets	35,530,919	36,666,119

TOTAL ASSETS	$39,405,040	$40,161,327

LIABILTIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$84,498	$91,533
Other payables	546,064	461,012
Deposit and accrued liabilities	60,855	83,671
Finance lease liabilities	-	22,323
Finance lease liabilities-assets held for sale	-	603,252
Current portion of operating lease liability	37,197	24,881
Bank loan	-	211,440
Promissory notes to related party	-	591,170
Amount due to a director	331,286	4,188
Amounts due to related parties	296,507	385,550

Total current liabilities	1,356,407	2,479,020

Non-current liabilities:
Finance lease liabilities	-	86,565
Operating lease liability, net of current portion	106,470	4,602

Total non-current liabilities	106,470	91,167

TOTAL LIABILITIES	1,462,877	2,570,187

Commitments and contingencies	-	-

STOCKHOLDERS’ EQUITY
Preferred stock, $0.001 par value, 50,000,000 shares authorized, none issued and outstanding	-	-
Common stock, $0.001 par value; 10,000,000,000 shares authorized; 1,252,986,447 and 1,199,358,251 issued and outstanding as of March 31, 2025 and June 30, 2024	1,252,986	1,199,358
Common stock, $0.001 par value; 183,333 and 22,887,025 shares to be issued as of March 31, 2025 and June 30, 2024	183	22,887
Common stock, $0.001 par value; 375,000 shares to be cancelled as of March 31, 2025 and June 30, 2024	(375)	(375)
Additional paid-in capital	53,776,212	49,921,380
Accumulated other comprehensive income	(120,645)	(71,906)
Accumulated deficit	(16,966,162)	(13,480,204)
	37,942,199	37,591,140
Non-controlling interest	(36)	-
Stockholders’ equity	37,942,163	37,591,140

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$39,405,040	$40,161,327

See accompanying notes to unaudited condensed consolidated financial statements.

F-35

VERDE RESOURCES, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Three Months ended March 31,		Nine Months ended March 31,
	2025	2024	2025	2024

Revenue	$697	$79	$128,690	$7,853

Cost of revenue	(155)	(264)	(59,303)	(7,012)

Gross profit (loss)	542	(185)	69,387	841

Operating expenses:
Selling, general and administrative expenses	(1,170,355)	(754,623)	(4,369,233)	(1,867,418)
Other operating expenses	(46,457)	-	(152,273)	-
Total operating expenses	(1,216,812)	(754,623)	(4,521,506)	(1,867,418)

LOSS FROM OPERATION	(1,216,270)	(754,808)	(4,452,119)	(1,866,577)

Other (expense) income:
Interest expense	(1,343)	(45,180)	(102,703)	(130,103)
Rental income	4,100	15,896	38,200	49,996
Gain from insurance claims	-	-	481,513	-
Unrealized foreign exchange gain	43,808	-	320,488	-
Gain on disposal of property, plant and equipment	2,488	-	163,644	-
Other income (expense)	20,837	(81,680)	64,983	5,113
Total other income (expense), net	69,890	(110,964)	966,125	(74,994)

LOSS BEFORE INCOME TAXES	(1,146,380)	(865,772)	(3,485,994)	(1,941,571)

Income tax expense	-	-	-	-

NET LOSS	(1,146,380)	(865,772)	(3,485,994)	(1,941,571)

Net loss attributable to non-controlling interest	(9)	-	(36)	-
Net loss attributable to Verde Resources Inc., shareholders	(1,146,371)	(865,772)	(3,485,958)	(1,941,571)

	$(1,146,380)	$(865,772)	$(3,485,994)	$(1,941,571)

Other comprehensive income (loss) :
- Foreign currency adjustment income (expense)	(9,717)	16,064	(48,739)	9,328

COMPREHENSIVE LOSS	$(1,156,097)	$(849,708)	$(3,534,733)	$(1,932,243)

Net loss per share
- Basic	$0.00	$0.00	$0.00	$0.00
- Diluted	$0.00	$0.00	$0.00	$0.00

Weighted average Common Shares outstanding
- Basic	1,238,271,472	1,184,245,979	1,238,271,472	1,184,245,979
- Diluted	1,238,271,472	1,184,245,979	1,238,271,472	1,184,245,979

See accompanying notes to unaudited condensed consolidated financial statements.

F-36

VERDE RESOURCES, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”))

	Nine Months ended March 31,
	2025	2024

Cash flows from operating activities:
Net loss	$(3,485,994)	$(1,941,571)

Adjustments to reconcile net loss to net cash used in operating activities
Depreciation of property, plant and equipment	194,347	312,056
Amortization	77,143	77,144
Stock-based compensation-consultants	1,002,807	78,726
Stock-based compensation-employee	288,673	-
Finance cost interest element of promissory notes (non-cash)	84,718	75,791
Lease interest expense	5,368	35,137
Deposit paid for acquisition of subsidiary written off	-	21,376
Impairment on trade receivables	-	2,056
Impairment on other receivables	-	29,926
Impairment on property	137,632	-
Impairment on assets held for sale	5,867	-
Unrealized foreign exchange gain	(320,488)	-
Gain from insurance claim	(481,513)	-
Gain from disposal of asset held for sale	2,876	-
Gain on disposal of property, plant and equipment	(163,644)	-
Changes in operating assets and liabilities:
Accounts receivable	(121,401)	661
Other receivables, deposits and prepayments	(61,367)	(29,130)
Inventories	31,358	(137,647)
Accounts payables	(11,408)	134,827
Accrued liabilities and other payables	(8,643)	(37,118)
Advanced to director	327,169	(5,163)
Advanced from/to related parties	(89,390)	20,102
Net cash used in operating activities	(2,585,890)	(1,362,827)

Cash flows from investing activities:
Proceeds from disposal of assets held for sale	943,300	-
Proceeds from disposal of property, plant and equipment	947,015	-
Proceeds from insurance recoveries	541,221	-
Withdrawal of deposit with bank	250,000	-
Purchase of property, plant and equipment	(361)	(16,621)
Net cash provided by (used in) investing activities	2,681,175	(16,621)

Cash flows from financing activities:
Repayments to lease liabilities	(712,140)	(101,719)
Proceeds from bank loan	-	50,000
Repayment of bank loan	(211,440)	(29,560)
Lease interest paid	(5,368)	(35,137)
Advanced from other payables	-	136,837
Proceeds from issuance of common stock and common stock to be issued	1,319,000	1,661,379
Cash outflow arising from cancellation of Common Stock	(65,000)	-
Net cash provided by financing activities	325,052	1,681,800

Net change in cash and cash equivalent	420,337	302,352

Foreign currency translation adjustment	(10,111)	64,635

Net change in cash and cash equivalents	410,226	366,987

CASH AND CASH EQUIVALENTS, AT BEGINNING OF PERIOD	279,137	200,409

CASH AND CASH EQUIVALENTS, AT END OF PERIOD	$689,363	$567,396

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

See accompanying notes to unaudited condensed consolidated financial statements.

F-37

VERDE RESOURCES, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE NINE MONTHS ENDED MARCH 31, 2025 AND 2024

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	No. of shares	Common Shares Amount	Shares to be issued Amount	Shares to be cancelled Amount	Deferred stock-based compensation	Additional paid-in capital	Accumulated other comprehensive (loss) income	Accumulated losses	Non-controlling interest	Total stockholders’ equity

Balance as of July 1, 2024	1,222,245,276	$1,199,358	$22,887	$(375)	$-	$49,921,380	$(71,906)	$(13,480,204)	$-	$37,591,140

Share issued for private placement	6,024,439	6,024	-	-	-	577,976	-	-	-	584,000
Share issued for previously committed private placement	-	21,988	(21,988)	-	-	-	-	-	-	-
Shares issued to service provider	2,302,890	2,303	-	-	-	788,506	-	-	-	790,809
Shares to be issued to service provider	4,656,550	-	4,656	-	(745,048)	740,392	-	-	-	-
Shares issued for previously committed issued to service provider	-	397	(397)	-	-	-	-	-	-	-
Shares issued for previously committed issued to employee	-	502	(502)	-	-	-	-	-	-	-
Shares issued to employee	1,518,420	1,518	-	-	-	409,213	-	-	-	410,731
Shares to be issued to employee	50,000	-	50	-	-	9,230	-	-	-	9,280
Shares issued arising from conversion of promissory notes	9,655,542	9,656	-	-	-	666,232	-	-	-	675,888
Shares to be issued for private placement	3,277,775	-	3,278	-	-	316,722	-	-	-	320,000
Shares cancelled	(450,000)	(450)	-	-	-	(44,550)	-	-	-	(45,000)
Net loss for the period	-	-	-	-	-	-	-	(2,339,587)	(27)	(2,339,614)
Foreign currency translation adjustment	-	-	-	-	-	-	(39,022)	-	-	(39,022)

Balance as of December 31, 2024	1,249,280,892	$1,241,296	$7,984	$(375)	(745,048)	$53,385,101	$(110,928)	$(15,819,791)	(27)	$37,958,212

Shares issued for private placement	3,905,555	3,906	-	-	-	386,094	-	-	-	390,000
Shares issued for previously committed issued to service provider	-	4,656	(4,656)	-	745,048	-	-	-	-	745,048
Shares issued to employee	-	50	(50)	-	-	-	-	-	-	-
Shares issued for previously committed private placement	-	3,278	(3,278)	-	-	-	-	-	-	-
Shares cancelled	(200,000)	(200)	-	-	-	(19,800)	-	-	-	(20,000)
Shares to be issued for private placement	183,333	-	183	-	-	24,817	-	-	-	25,000
Net loss for the period	-	-	-	-	-	-	-	(1,146,371)	(9)	(1,146,380)
Foreign currency translation adjustment	-	-	-	-	-	-	(9,717)	-	-	(9,717)
					-
Balance as of March 31, 2025	1,253,169,780	$1,252,986	$183	$(375)	-	$53,776,212	$(120,645)	$(16,966,162)	(36)	$37,942,163

See accompanying notes to unaudited condensed consolidated financial statements.

F-38

VERDE RESOURCES, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE NINE MONTHS ENDED MARCH 31, 2025 AND 2024

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	No. of shares	Common Shares Stock	Shares to be issued Amount	Shares to be cancelled Amount	Additional paid-in capital	Accumulated other comprehensive (loss) income	Accumulated losses	Total stockholders’ equity

Balance as of July 1, 2023	1,176,200,278	$1,176,200	$-	$-	$45,415,958	$(79,192)	$(10,292,430)	$36,220,536

Shares to be issued to service provider	1,000,000	-	1,000	-	133,000	-	-	134,000
Shares issued for private placement	16,170,513	16,171	-	-	1,475,657	-	-	1,491,828
Common stock subject to forfeiture	(879,924)	-	-	(880)	(175,105)	-	-	(175,985)
Shares to be issued for private placement	555,555	-	556	-	49,445	-	-	50,001
Net loss for the period	-	-	-	-	-	-	(1,075,799)	(1,075,799)
Foreign currency translation adjustment	-	-	-	-	-	(6,736)	-	(6,736)

Balance as of December 31,2023	1,193,046,422	$1,192,371	$1,556	$(880)	$46,898,955	$(85,928)	$(11,368,229)	$36,637,845

Shares issued for previously committed private placement	-	556	(556)	-	-	-	-	-
Shares previously committed issued to service provider	-	1,000	(1,000)	-	-	-	-	-
Shares cancelled	(295,076)	(800)	-	505	-	-	-	(295)
Shares to be issued for private placement	3,081,276	-	3,081	-	326,297	-	-	329,378
Shares to be issued to service provider	295,076	-	295	-	-	-	-	295
Net loss for the period	-	-	-	-	-	-	(865,772)	(865,772)
Foreign currency translation adjustment	-	-	-	-	-	16,064	-	16,064

Balance as of March 31, 2024	1,196,127,698	$1,193,127	$3,376	$(375)	$47,225,252	$(69,864)	$(12,234,001)	$36,117,515

See accompanying notes to unaudited condensed consolidated financial statements.

F-39

VERDE RESOURCES, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2025 AND 2024

(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 1 - ORGANIZATION AND BUSINESS BACKGROUND

Verde Resources, Inc. (“We” or the “Company” or “VRDR”) was incorporated on April 22, 2010, in the State of Nevada, U.S.A..

The Company is a leader in net zero road construction and building materials, driving innovations that enhance sustainability and advance environmental stewardship. By integrating biochar, a highly effective carbon sequester and performance enhancer, the Company facilitates the industry’s seamless transition to zero emissions. This approach reduces greenhouse gas (“GHG”) emissions, optimizes the use of native soils and recycled materials, speeds installation, and improves efficiency while cutting costs. Since 2021, the Company’s BioFraction™ facility in Borneo has been converting palm waste into biochar and other sustainable byproducts. Operations in Borneo, Malaysia, experienced a temporary slowdown since June 2023 due to the strategic focus on a test track partnership between the Company’s US-based subsidiary, Verde Renewables Inc., and the National Center for Asphalt Technology (NCAT). This partnership is rigorously testing the Company’s innovative Biochar-Asphalt technology, which is intended to provide superior performance, environmental sustainability, and the generation of Carbon Removal and Avoidance Credits.

In December 2024, Verde Resources, in collaboration with C-Twelve Australia, successfully demonstrated its pioneering Biochar-Asphalt technology at the NCAT Test Track. Key achievements included retrofitting an existing asphalt plant to produce cold-based Biochar-Asphalt in winter conditions without heat, solvents or odors-resulting in a 50% increase in installation efficiency. The demonstration sequestered approximately 8 tons of carbon, with carbon removal credits currently being certified under Puro.earth, marking the world’s first carbon removal credits generated through asphalt production and installation. The “Verde Net Zero Blueprint," a combination of low-carbon technologies and carbon credit generation, represents a breakthrough in sustainable building materials.

In April 2025, Verde achieved what it believes to be an industry first with the issuance and sale of Puro.earth-certified biochar carbon removal credits from the December NCAT demonstration. We believe these represent the world’s first carbon removal credits generated through asphalt applications and have already been pre-purchased by one of the largest global financial institutions focused on Carbon Dioxide Removals (CDRs). Verde announced this milestone in a press release on April 10th 2025.

On August 8, 2024, one of the world’s largest building materials companies selected Verde Resources to scale its Biochar-Asphalt technology for commercialization. Following successful validation at NCAT, the Company is confident in completing its upcoming pilot project, which is expected to lead to a strategic licensing partnership. Through this collaboration-and with the support of other key partners-Verde’s Biochar-Asphalt is positioned for commercialization across the U.S., unlocking substantial growth potential and supporting credible future revenue projections.

On October 22, 2024, the Company entered into a service agreement with GECA Environment (“GECA”) to provide the Company with strategic support for carbon credit monetization. GECA is an internationally recognized firm, expert in carbon valorization and sequestration. GECA’s unmatched expertise and broad service offerings make it an invaluable partner for businesses and organizations seeking holistic waste valorization solutions. Committed to the global fight against climate change, GECA operates in over 15 countries with a diverse international team. With a proven track record in project development and successful brokerage of biochar-based carbon credits to renowned clients, GECA consistently delivers impactful, high-quality solutions for carbon removal. Under this service agreement, GECA will provide the Company with comprehensive strategic support focused on monetizing carbon attributes, specifically through biochar and carbon removal credits. This partnership aims to maximize the value of the Company's carbon removal initiatives via its Biochar-Asphalt and other net zero construction products while ensuring compliance with carbon market standards. The structure of the strategic advisory, for a duration of six (6) months, is a monthly retainer with a maximum number of hours allocated. The retainer starts at USD $5,000 per month. GECA will advise the Company of the expected time to conduct any requested task prior to starting. If a task requires it to go beyond the allotted hours, and which are approved by the Company, hourly rates for the executed work as defined in the service agreement will be added accordingly.

The Company has undergone a restructuring exercise to shift its focus towards sustainable infrastructure with the world faced with challenges of climate change and environmental dehydration.

The Company has engaged AUM Media Inc ("AUM'), a trusted investor relations firm, to help guide the process and strategically position the Company for long-term success in the capital markets.

F-40

As of March 31, 2025, the Company has the following subsidiaries:

Company name	Place of incorporation	Principal activities and place of operation	Effective interest held

Verde Resources Asia Pacific Limited (“VRAP”)	British Virgin Islands	Investment holding	100%

Verde Resources (Malaysia) Sdn Bhd (“Verde Malaysia”)	Malaysia	Manufacturing and distribution of renewable agricultural commodities, and provision of consultation services related thereto	100%

Verde Renewables, Inc. (“VRI”)	State of Missouri, U.S.A.	Trading of building materials and management of a processing and packaging facility	100%

VerdePlus Inc. (“VerdePlus”)	State of Missouri, U.S.A.	Production of low-carbon building materials	55%

Verde Life Inc. (“VLI”)	State of Oregon, U.S.A.	Development of health and wellness products formulated with natural plant extracts derived from crops cultivated using biochar.	100%

The Wision Project Sdn Bhd (“Wision”)	Malaysia	Digital innovation, marketing & consulting service, PR, branding, influencer marketing, event management and media relations services	100%

Verde Estates LLC (“VEL”)	State of Missouri, U.S.A.	Holding real property	100%

Bio Resources Limited (“BRL”)	Labuan, Malaysia	Proprietor of pyrolysis technology	100%

The Company and its subsidiaries are hereinafter referred to as (the “Company”).

On October 16, 2024, a new subsidiary, VerdePlus, Inc was incorporated in the State of Missouri, USA with an equity interest of 55%.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited condensed consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying unaudited condensed consolidated financial statements and notes.

•	Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States (“GAAP”), and the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Certain information and note disclosures normally included in audited financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information not misleading.

F-41

In the opinion of management, the condensed consolidated balance sheet as of June 30, 2024 which has been derived from audited financial statements and these unaudited condensed consolidated financial statements reflect all normal and recurring adjustments considered necessary to state fairly the results for the periods presented. The results for the period ended March 31, 2025, are not necessarily indicative of the results to be expected for the entire fiscal year ending June 30, 2025, or for any future period.

These unaudited condensed consolidated financial statements and notes thereto should be read in conjunction with the Management’s Discussion and the audited financial statements and notes thereto included in the Annual Report on Form 10-K for the year ended June 30, 2024, filed with the SEC on October 16, 2024.

•	Use of Estimates and Assumptions

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Company’s unaudited condensed consolidated financial statements include the useful lives of plant and equipment, impairment of long-lived assets (including intangible assets), allowance for expected credit losses, revenue recognition, income tax provision, deferred taxes and uncertain tax position.

The inputs into the management’s judgments and estimates consider the geopolitical tension, inflationary and high-interest rate environment and other macroeconomic factors potentially effecting the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

•	Basis of Consolidation

The unaudited condensed consolidated financial statements include the financial statements of Verde Resources, Inc. and its subsidiaries. All significant inter-company balances and transactions within the Company and its subsidiaries have been eliminated upon consolidation. The Company accounts for acquisitions in accordance with guidance found in ASC 805, Business Combinations. The guidance requires consideration given, including contingent consideration, assets acquired, and liabilities assumed to be valued at their fair market values at the acquisition date.

•	Segment Reporting

ASC Topic 280, Segment Reporting, establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker (“CODM”), or group, in deciding how to allocate resources and assess performance.

The Company’s CODM has been identified as the Chief Executive Officer, who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company has three reportable business segments.

Sales and operating income as the primary measures of segment profit or loss to assess performance and make resource allocation decisions. The CODM assesses these metrics and compares actuals to budgeted and forecasted values to evaluate segment operating performance and allocate resources to the operating segments. Expenses related to certain centralized administration or executive functions that are not specifically related to an operating segment are included in Corporate Unallocated.

•	Concentrations of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents and receivables. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. At times, its cash and cash equivalents with a particular financial institution may exceed any applicable government insurance limits. The Company’s management also assesses the financial strength and credit worthiness of any parties to which it extends funds or trades with, and as such, it believes that any associated credit risk exposures are limited.

F-42

•	Risks and Uncertainties

The Company newly operates in the supply of net zero road constructions and building materials, including financial, operational, technological, and other risks associated with the introduction of a new product offering, including the potential risk of business failure.

•	Cash and Cash Equivalents

Cash and cash equivalents are carried at cost and represent cash in banks, money market funds, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in value. The Company had $689,363 and $279,137 in cash and cash equivalents at March 31, 2025, and June 30, 2024, respectively.

At March 31, 2025, and June 30, 2024, cash and cash equivalents consisted of petty cash on hand and cash in banks.

•	Deposits with bank

Deposits held for investments that are not debt securities are included in short-term investments in the unaudited condensed consolidated balance sheets. Investments in time deposits with original maturities of more than three months but remaining maturities of less than one year are considered short-term investments. Investments held with the intent to reinvest or hold for longer than a year, or with remaining maturities of one year or more, are considered long-term investments.

At March 31, 2025, and June 30, 2024, the interest rates and maturities of deposits with banks are 1.98% to 4.64% per annum and 60 to 270 days, respectively.

•	Accounts Receivable

Accounts receivable are recognized and carried at amortized cost. The Company maintains an allowance for expected credit loss to provide for the estimated number of receivables that will not be collected. The Company considers several factors in its estimate of the allowance, including knowledge of a client’s financial condition, its historical collection experience, and other factors relevant to assessing the collectability of such receivables. Bad debts are written off against allowances. An allowance for doubtful accounts will be recorded in the period when a loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging, ongoing business relation and other factors. Accounts are written off after exhaustive efforts at collection. If accounts receivable are to be provided for, or written off, they would be recognized in the consolidated statement of operations within operating expenses. As of March 31, 2025, and June 30, 2024, the longest credit term for certain customers are 60 to 90 days.

At March 31,2025, and June 30, 2024, the allowance for doubtful accounts for accounts receivable amounted to $0 and $27,481 respectively, and for other receivables amounted to $0 and $29,842 respectively.

•	Expected Credit Loss

ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the previous incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures. The Company adopted the new standard effective July 1, 2023, the first day of the Company’s fiscal year and applied to accounts receivable and other financial instruments. The adoption of this guidance did not materially impact the net earning and financial position and has no impact on the cash flows.

F-43

•	Inventories

Inventories are stated at the lower of cost or market value (net realizable value), with cost being determined on a first-in-first-out method. Cost of raw materials include cost of materials and incidental costs in bringing the inventory to its current location. Costs of finished goods, on the other hand include material, labor and overhead costs. The Company provides inventory allowances based on excess and obsolete inventories determined principally by customer demand.

As of March 31, 2025, and June 30, 2024, the write down of inventories amounted to $0 and $15,587 respectively, and inventories written off amounted to $0 and $5,978 respectively.

•	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Land and buildings	3-27.5 years
Plant and machinery	5-10 years
Office equipment	3-5 years
Computer	5 years
Motor vehicles	5 years
Furniture and fittings	5 years
Renovation	10 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterment which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the unaudited condensed consolidated statements of income and other comprehensive income in other income or expenses.

Depreciation expense for the three months ended March 31, 2025, and 2024 totaled $56,972 and $104,358, respectively.

Depreciation expense for the nine months ended March 31, 2025, and 2024 were $194,347 and $312,056, respectively.

•	Intangible assets

Intangible assets acquired from third parties are measured initially at fair value, and where they have an infinite life, are not amortized. The Company annually evaluates the recoverability of the infinite-lived intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The recoverability of these assets is measured by a comparison of the carrying amounts to the future discounted cash flows the assets are expected to generate. If such a review indicates that the carrying amount of intangible assets is not recoverable, the carrying amount of such assets is reduced to fair value.

F-44

As of March 31, 2025, and June 30, 2024, the Company did not record an impairment on the intangible assets.

•	Assets held for sale

The Company classifies assets as held-for-sale (“disposal group”) in the period when all of the relevant criteria to be classified as held for sale are met. These criteria include management’s commitment to sell the disposal group in its present condition and the sale being deemed probable of being completed within one year. Assets held for sale are reported at the lower of their carrying value or fair value less cost to sell. The fair values of disposal groups are estimated using accepted valuation techniques, including indicative listing prices. The Company considers historical experience, guidance received from third parties, and all information available at the time the estimates are made to derive fair value. Any loss resulting from the measurement is recognized in the period when the criteria held for sale are met. The Company assesses the fair value of a disposal group, less any costs to sell, each reporting period it remains classified as held for sale and reports any subsequent changes as an adjustment to the carrying value of the disposal group, as long as the new carrying value does not exceed the initial carrying value of the disposal group. Assets held-for-sale are not amortized or depreciated.

Impairment loss on assets held for sale for the three and nine months ended March 31, 2025, were $5,867, respectively, and for three and nine months ended March 31, 2024, were $0, respectively.

•	Impairment of Long-lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property and equipment and intangible assets owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

Impairment loss on property, plant and equipment for the three and nine months ended March 31, 2025, were $0 and $137,632, respectively, and for three and nine months ended March 31, 2024, were $0, respectively.

•	Revenue Recognition

ASC Topic 606, Revenue from Contracts with Customers (“ASC Topic 606”), establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

•	identify the contract with a customer;
•	identify the performance obligations in the contract;
•	determine the transaction price;
•	allocate the transaction price to performance obligations in the contract; and
•	recognize revenue as the performance obligation is satisfied.

F-45

Revenue is recognized when the Company satisfies its performance obligation under the contract by transferring the promised product to its customer that obtains control of the product which typically occurs at delivery date at a point in time, and collection is reasonably assured. A performance obligation is a promise in a contract to transfer a distinct product or service to a customer. Most of the Company’s contracts have a single performance obligation, as the promise to transfer products or services is not separately identifiable from other promises in the contract and, therefore, not distinct. Accordingly, the transaction price is allocated in its entirety to the single performance obligation and recognized upon its fulfilment.

The Company considers customer order confirmations, whether formal or otherwise, to be a contract with the customer. In determining the transaction price, the Company evaluates whether the price is subject to refund or adjustment to determine the net consideration to which the Company expects to be entitled.

The Company also follows the guidance provided in ASC 606, Revenue from Contracts with Customers, for determining whether the Company is the principal or an agent in arrangements with customers that involve another party that contributes to the provision of goods to a customer. In these instances, the Company determines whether it has promised to provide the goods itself (as principal) or to arrange for the specified goods to be provided by another party (as an agent). This determination is a matter of judgment that depends on the facts and circumstances of each arrangement.

The Company derives its revenue from the sale of products and services in its role as a principal.

Rental income

Rental income is recognized on a straight-line basis over the term of the respective lease agreement.

•	Cost of revenue

Cost of revenue consists primarily of the cost of goods sold, which are directly attributable to the sales of products.

•	Leases

The Company determines if an arrangement is a lease or contains a lease at inception. Operating lease liabilities are recognized based on the present value of the remaining lease payments, discounted using the discount rate for the lease at the commencement date. The Company uses rate implicit in the lease to determine the present value of future lease payments. Operating lease right-of-use (“ROU assets”) assets represent the Company’s right to control the use of an identified asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets are generally recognized based on the amount of the initial measurement of the lease liability. Lease expense is recognized on a straight-line basis over the lease term.

ROU assets are reviewed for impairment when indicators of impairment are present. ROU assets from operating and finance leases are subject to the impairment guidance in ASC Topic 360, Property, Plant, and Equipment, as ROU assets are long-lived nonfinancial assets.

ROU assets are tested for impairment individually or as part of an asset group if the cash flows related to the ROU asset are not independent from the cash flows of other assets and liabilities. An asset group is the unit of accounting for long-lived assets to be held and used, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.

The Company recognized no impairment of ROU assets as of March 31, 2025, and June 30, 2024.

F-46

The operating lease is included in operating lease right-of-use assets and operating lease liabilities as current and non-current liabilities in the unaudited condensed consolidated balance sheets at March 31, 2025, and June 30, 2024.

Leases that transfer substantially all the rewards and risks of ownership to the lessee, other than legal title, are accounted for as finance leases. Substantially all of the risks or benefits of ownership are deemed to have been transferred if any one of the five criteria is met: (i) transfer of ownership to the lessee at the end of the lease term, (ii) the lease containing a bargain purchase option, (iii) the lease term exceeding 75% of the estimated economic life of the leased asset, (iv) the present value of the minimum lease payments exceeding 90% of the fair value and v) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. At the inception of a finance lease, we as the lessee records an asset and an obligation at an amount equal to the present value of the minimum lease payments. The leased asset is amortized over the shorter of the lease term or its estimated useful life if title does not transfer to us, while the leased asset is depreciated in accordance with our depreciation policy if the title is to eventually transfer to us. The periodic rent payments made during the lease term are allocated between a reduction in the obligation and interest element using the effective interest method in accordance with the provisions of ASC Topic 842.

•	Income Taxes

The Company adopted the ASC Topic 740, Income tax provisions of paragraph 740-10-25-13, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the unaudited condensed consolidated financial statements. Under paragraph 740-10-25-13, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the unaudited condensed consolidated financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement. Paragraph 740-10-25-13 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of paragraph 740-10-25-13.

The estimated future tax effects of temporary differences between the tax basis of assets and liabilities are reported in the accompanying balance sheets, as well as tax credit carry-backs and carry-forwards. The Company periodically reviews the recoverability of deferred tax assets recorded on its balance sheets and provides valuation allowances as management deems necessary.

•	Uncertain Tax Positions

The Company did not take any uncertain tax positions and had no adjustments to its income tax liabilities or benefits pursuant to the ASC Topic 740 provisions of Section 740-10-25 for the three and nine months ended March 31, 2025 and 2024.

•	Foreign Currencies Translation

The Company’s functional and reporting currency is the United States dollar (“US$”) and the accompanying unaudited condensed consolidated financial statements have been expressed in United States dollars. The Company’s subsidiaries in Malaysia have functional currency of Malaysian Ringgit (“MYR”), being the primary currency of the economic environment in which their operations are conducted.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the unaudited condensed consolidated statement of operations.

F-47

For reporting purposes, in accordance with ASC Topic 830 “Translation of Financial Statements”, capital accounts of the unaudited condensed consolidated financial statements are translated into United States dollars from MYR at their historical exchange rates when the capital transactions occurred. Assets and liabilities are translated at the exchange rates as of balance sheet date. Income and expenditures are translated at the average exchange rate of the respective period. The gains and losses resulting from translation of financial statements subsidiaries to the reporting currency are recorded as a separate component of accumulated other comprehensive income within the statements of changes in stockholder’s equity.

Translation of MYR into U.S. dollars has been made at the following exchange rates for the following periods:-

	March 31, 2025	March 31, 2024
Period-end MYR:US$ exchange rate	0.22551	0.21166
Average period MYR:US$ exchange rate	0.22696	0.21376

•	Comprehensive Income

ASC Topic 220, Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying unaudited condensed consolidated statements of changes in stockholders’ equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

•	Non-controlling Interest

The Company accounts for noncontrolling interest in accordance with ASC Topic 810-10-45, which requires the Company to present noncontrolling interests as a separate component of total shareholders’ equity on the consolidated balance sheets and the consolidated net loss attributable to the noncontrolling interest be clearly identified and presented on the face of the consolidated statements of operations and comprehensive loss.

•	Net Loss per Share

The Company calculates net loss per share in accordance with ASC Topic 260, Earnings per Share. Basic income per share is computed by dividing the net income by the weighted-average number of Common Shares outstanding during the period. Diluted income per share is computed similar to basic income per share except that the denominator is increased to include the number of additional Common Shares that would have been outstanding if the potential Common Stock equivalents had been issued and if the additional Common Shares were dilutive.

For the three and nine months ended March 31, 2025 and 2024, diluted weighted-average common shares outstanding is equal to basic weighted-average common shares, due to the Company’s net loss position. Hence no common stock equivalents were included in the computation of diluted net loss per shares since such inclusion would have been antidilutive.

•	Stock Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Topic 718-10, Compensation-Stock Compensation, which requires the measurement and recognition of compensation expense for all share-based payment arrangements related to the acquisition of goods and services from both nonemployees and employees based on fair values of the shares to be issued estimated at grant date. The stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period.

F-48

Fair value is determined based on the estimated market prices of the Company’s Common Stock at the respective issuance date in accordance with ASC 718, taking into consideration the volatility of the market price of the shares, the terms of the instruments and the conditions upon which they were granted.

Share based compensation for nonemployees for the three and nine months ended March 31, 2025, were $451,610 and $997,468, respectively, and for three and nine months ended March 31, 2024, were $34,452 and $78,726, respectively.

Share based compensation for employees for the three and nine months ended March 31, 2025, were $92,331 and $294,012 respectively, and for three and nine months ended March 31, 2024, were $0, respectively.

•	Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation as the related employee service are provided.

•	Related Parties

The Company follows the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825-10-15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The unaudited condensed consolidated financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

•	Commitments and Contingencies

The Company follows the ASC 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s unaudited condensed consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

F-49

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

•	Fair Value of Financial Instruments

The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and has adopted paragraph 820-10-35-37 of the FASB Accounting Standards Codification (“Paragraph 820-10-35-37”) to measure the fair value of its financial instruments. Paragraph 820-10-35-37 of the FASB Accounting Standards Codification establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, paragraph 820-10-35-37 of the FASB Accounting Standards Codification establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by paragraph 820-10-35-37 of the FASB Accounting Standards Codification are described below:

Level 1	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3	Pricing inputs that are generally observable inputs and not corroborated by market data.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying amounts of the Company’s financial assets and liabilities, such as cash and cash equivalents, restricted cash, deposits with banks, accounts receivable, prepayments, other receivables and deposits, amounts due from related parties, accounts payable, accrued liabilities and other payables, bank loans, amounts due to related parties approximate their fair values because of the short maturity of these instruments.

•	Recent Accounting Pronouncements

During the period ended March 31, 2025, there have been no new, or existing, recently issued accounting pronouncements that are of significance, or potential significance, that impact the Company’s unaudited condensed consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires the disclosure of additional segment information. The key amendments include annual and interim disclosures of significant expenses and other segment items that are regularly provided to the chief operating decision maker and included within each reported measure of profit or loss, as well as any other key measure of performance used for segment management decisions. This ASU also requires disclosure of key profitability measures used in assessing performance and how to allocate resources. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted this standard as of July 1, 2024 and this standard did not have a significant impact on the Company’s results of operations, cash flows, financial condition, or disclosures.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires disaggregated information about a reporting entity’s income tax information, including jurisdictional information, by requiring consistent categories and greater disaggregation of information in both the rate reconciliation and income taxes paid disaggregated by jurisdiction. ASU No. 2023-09 is effective for annual periods beginning after December 15, 2024. The guidance is to be applied on a prospective basis with the option to apply the standard retrospectively; this ASU allows for early adoption.

F-50

In March 2024, the FASB issued ASU No. 2024-01, Compensation-Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards, which provides illustrative guidance to help entities determine whether profits interest and similar awards should be accounted for as share-based payment arrangements within the scope of ASC 718. ASU 2024-01 is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted.

In November 2024, the FASB issued ASU No. 2024-04, "Induced Conversions of Convertible Debt Instruments (Topic 470)", which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The amendments in this update are effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted.

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and believes the future adoption of any such pronouncements may not be expected to cause a material impact on its financial condition or the results of its operations.

NOTE 3 - GOING CONCERN ASSUMPTION

The accompanying unaudited condensed consolidated financial statements have been prepared using the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Despite the Company having suffered from an accumulated deficit of $16,966,162 as of March 31, 2025, the Company is in a net current asset position of $2,517,714 as of March 31, 2025 and as of that date, also has a positive shareholders equity of $37,942,163. These indicate that the Company is able to fulfil its obligations and commitments as they arise.

With the successful validation of the Verde Net Zero Blueprint by both the National Center for Asphalt Technology (NCAT) on the technological front and Puro.earth, a renowned carbon removal certification platform, on the Carbon Removal Credit, the Company’s future profitability is contingent upon the successful commercialization of its technologies in the United States. This process is currently underway. Once commercialized domestically, the Company intends to license the Verde Net Zero Blueprint (the “Blueprint”) globally. The Company believes that nations committed to the Paris Climate Agreement will have a strong interest in adopting the Blueprint as part of their efforts to meet Net Zero targets by 2050.

While there can be no guarantee of success, the Company is actively pursuing the strategic plans outlined above and remains confident in its ability to execute on these initiatives.

Although certain risks and uncertainties remain, management believes that its ongoing efforts to commercialize key technologies, secure strategic partnerships, and strengthen its financial position will help address conditions that have previously raised substantial doubt regarding the Company’s ability to continue as a going concern. These unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4 - BUSINESS SEGMENT INFORMATION

Currently, the Company operates three business segments for the purpose of assessing performance and making operating decisions, mainly operating in:

(i)	Trading and production of building materials and renewable commodities;

(ii)	Holding of real property; and

(iii)	Licensing of proprietary pyrolysis technology.

F-51

In the period ended March 31, 2024, the Company operated four business segments including the distribution of THC-free cannabinoid (CBD) products, which had terminated its business following the expiration of its product supply agreement with Decimal Engineered Systems (formerly known as MRX Xtractors, LLC) on July 6, 2024.

The Company’s Chief Operating Decision Maker (“CODM”) is its Chief Executive Officer (CEO). The CODM allocates resources and evaluates the performance of the Company using information about combined net income from operations. All significant operating decisions are based upon an analysis of the Company as three operating segments, which are the same as its reporting segments.

In the following table, revenue is disaggregated by primary major product line. The table also includes a reconciliation of the disaggregated revenue with the reportable segments for the three and nine months ended March 31, 2025 and 2024:

	Three Months ended March 31, 2025
	Trading and production of building materials and renewable commodities	Holding property	Licensing of proprietary pyrolysis technology	Corporate unallocated	Consolidated

Revenue	$228	$-	$-	$469	$697
Cost of revenue	(162)	-	-	7	(155)
Gross profit	66	-	-	476	542
Selling, general & administrative expenses	(821,013)	(14,665)	(2,389)	(332,288)	(1,170,355)
Other operating expenses	(46,457)	-	-	-	(46,457)
Loss from operations	(867,404)	(14,665)	(2,389)	(331,812)	(1,216,270)
Interest expense	(1,343)	-	-	-	(1,343)
Rental income	-	4,100	-	-	4,100
Unrealized foreign exchange gain	(12)	-	1,129	42,691	43,808
Gain on disposal of property, plant and equipment	2,488	-	-	-	2,488
Other income	20,837	-	-	-	20,837
Loss before income tax	(845,434)	(10,565)	(1,260)	(289,121)	(1,146,380)
Income tax	-	-	-	-	-
Net loss	$(845,434)	$(10,565)	$(1,260)	$(289,121)	$(1,146,380)

Total assets at March 31, 2025	$8,041,984	$247	$30,193,159	$1,169,650	$39,405,040

	Three Months ended March 31, 2024
	Distribution of THC-free CBD products	Production and distribution of renewable commodities	Holding property	Licensing of proprietary pyrolysis technology	Corporate unallocated	Consolidated

Revenue	$-	$95	$-	$-	$(16)	$79
Cost of revenue	-	(3)	-	-	(261)	(264)
Gross profit (loss)	-	92	-	-	(277)	(185)
Selling, general & administrative expenses	-	(518,017)	(42,422)	1,073	(195,257)	(754,623)
(Loss)Profit from operations	-	(517,925)	(42,422)	1,073	(195,534)	(754,808)
Interest expense	-	(15,513)	-	-	(29,667)	(45,180)
Rental income	-	-	15,896	-	-	15,896
Other income	-	213	-	-	(81,893)	(81,680)
Loss before income tax	-	(533,225)	(26,526)	1,073	(307,094)	(865,772)
Income tax	-	-	-	-	-	-
Net (loss) profit	$-	$(533,225)	$(26,526)	$1,073	$(307,094)	(865,772)

Total assets at March 31, 2024	$194,008	$6,144,099	$1,210,309	$30,193,301	$1,065,060	$38,806,777

F-52

	Nine Months ended March 31, 2025
	Trading and production of building materials and renewable commodities	Holding property	Licensing of proprietary pyrolysis technology	Corporate unallocated	Consolidated

Revenue	$126,258	$-	$-	$2,432	$128,690
Cost of revenue	(57,939)	-	-	(1,364)	(59,303)
Gross profit	68,319	-	-	1,068	69,387
Selling, general & administrative expenses	(3,526,443)	(227,893)	(2,389)	(612,508)	(4,369,233)
Other operating expenses	(152,273)	-	-	-	(152,273)
Loss from operations	(3,610,397)	(227,893)	(2,389)	(611,440)	(4,452,119)
Interest expense	(16,247)	-	-	(86,456)	(102,703)
Rental income	-	38,200	-	-	38,200
Unrealized foreign exchange gain	2,874	-	-	317,614	320,488
Gain from insurance claims	-	481,513	-	-	481,513
Gain on disposal of property, plant and equipment	2,488	161,156	-	-	163,644
Other income	60,293	4,690	-	-	64,983
(Loss) Profit before income tax	(3,560,989)	457,666	(2,389)	(380,282)	(3,485,994)
Income tax	-	-	-	-	-
Net (loss) profit	$(3,560,989)	$457,666	$(2,389)	$(380,282)	$(3,485,994)

Total assets at March 31, 2025	$8,041,984	$247	$30,193,159	$1,169,650	$39,405,040

	Nine Months ended March 31, 2024
	Distribution of THC-free CBD products	Production and distribution of renewable commodities	Holding property	Licensing of proprietary pyrolysis technology	Corporate unallocated	Consolidated

Revenue	$-	$2,898	$-	$-	$4,955	$7,853
Cost of revenue	-	(2,454)	-	-	(4,558)	(7,012)
Gross profit	-	444	-	-	397	841
Selling, general & administrative expenses	(120)	(1,373,025)	(86,371)	(4,158)	(403,744)	(1,867,418)
Loss from operations	(120)	(1,372,581)	(86,371)	(4,158)	(403,347)	(1,866,577)
Interest expense	-	(44,141)	-	-	(85,962)	(130,103)
Rental income	-	-	49,996	-	-	49,996
Other income	-	624	-	-	4,489	5,113
Loss before income tax	(120)	(1,416,098)	(36,375)	(4,158)	(484,820)	(1,941,571)
Income tax	-	-	-	-	-	-
Net loss	$(120)	$(1,416,098)	$(36,375)	$(4,158)	$(484,820)	$(1,941,571)

Total assets at March 31, 2024	$194,008	$6,144,099	$1,210,309	$30,193,301	$1,065,060	$38,806,777

F-53

The below revenues are based on the countries in which the customer is located. Summarized financial information concerning the geographic segments is shown in the following tables:

	Three Months ended March 31,		Nine Months ended March 31,
	2025	2024	2025	2024

Malaysia	$697	$79	$3,570	$7,853
United States of America	-	-	125,120	-
	$697	$79	$128,690	$7,853

NOTE 5 - DEPOSIT WITH BANKS

At March 31, 2025, and June 30, 2024, the interest rates and maturities of deposits with banks are 1.98% to 4.64% per annum and 60 to 270 days, respectively

NOTE 6 - INVENTORIES

Inventories as of March 31, 2025, and June 30, 2024 consisted of the following:

	March 31, 2025	June 30, 2024

Manufactured bio produce	$74,370	$70,560
Trading goods	207,912	238,584
	$282,282	$309,144

F-54

NOTE 7 - OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

Other receivables, deposits and prepayments as of March 31, 2025 and June 30, 2024, consisted of the following:

	March 31, 2025	June 30, 2024

Deposits	$6,646	$4,775
Other receivables	35,435	31,929
	$42,081	$36,704
Less: impairment on other receivables	(31,571)	(29,842)
Other receivables and deposits, net	$10,510	$6,862
Prepayments	22,775	12,645
Prepaid share-based compensation (Note 21)	878,916	214,528
	$912,201	$234,035

F-55

NOTE 8 - PROPERTY, PLANT AND EQUIPMENT

A summary of property and equipment at March 31, 2025, and June 30, 2024, is as follows:

	March 31, 2025	June 30, 2024

Land and building	$-	$1,258,360
Plant and machinery	1,845,073	1,875,761
Office equipment	4,861	6,168
Computer	14,216	13,908
Motor vehicles	4,240	140,989
Furniture and fittings	4,421	16,359
Renovation	4,431	4,431
	1,877,242	3,315,976
Less: accumulated depreciation	(426,227)	(382,141)
Foreign exchange adjustment	103,469	(17,829)
	$1,554,484	$2,916,006

Depreciation expense for the three months ended March 31, 2025 and 2024, totaled $56,972 and $104,358, respectively.

Depreciation expense for the nine months ended March 31, 2025 and 2024, totaled $194,347 and $312,056, respectively.

Impairment loss on property, plant and equipment for the three and nine months ended March 31, 2025, were $137,632, respectively, which relates to assets intended to be disposed and accordingly transferred to assets held for disposal at its carrying value of $350,000. Impairment loss on property, plant and equipment for three and nine months ended March 31, 2024, were $0, respectively.

F-56

Plant and machinery and motor vehicles with carrying values of $0 at March 31, 2025, ($7,688 and $98,362 at June 30, 2024) are acquired under financing arrangements.

On December 10, 2024, CEO Jack Wong entered into a Sale and Purchase Agreement (“Agreement”) with VRI to purchase the Property at the current market value of $857,500 with payment in equal installments over 26 pay cycles. Pursuant to the Agreement, VRI shall immediately transfer ownership of the Property to CEO Jack Wong by Warranty Deed, free of encumbrances except as specified in the Agreement. The transfer of title was completed on December 19, 2024.

NOTE 9 -INTANGIBLE ASSETS

The intangible assets comprise (i) a global intellectual property (“IP”) of $30,192,771 known as “Catalytic Biofraction Process”, whereby, subsidiary Bio Resources Limited (“BRL”) is the beneficial and/or registered proprietor and (ii) an exclusive license assigned to Verde Malaysia for the operation of the IP in the state of Sabah, Malaysia of MYR 14,000,000 ($3,157,140).

The “Catalytic Biofraction Process” is a slow pyrolysis process using a proprietary catalyst to depolymerize palm biomass wastes (empty fruit bunches or palm kernel shells) in temperature range of 350 degrees Celsius to 500 degrees Celsius to yield commercially valuable bio products: bio-oil, wood vinegar (pyroligneous acid), biochar and bio-syngas. The intellectual property is a second-generation pyrolysis process where non-food feedstock like palm biomass wastes is used as feedstock. Upon fulfilling UN’s (United Nations) ACM 22 protocol as well as LCA (Life Cycle Assessment) requirements, it is anticipated that the by-products from this IP would lead to certification and issuance of carbon avoidance credits as well as carbon removal credits to generate carbon revenue for the Company. During the annual impairment assessment, a quantitative assessment was conducted, which involved estimating the fair value of the asset using the income approach. The results indicated that the carrying amount of the asset was not impaired, and therefore no impairment loss was recognized for the period.

Key assumptions in the quantitative assessment included:

•	Discount Rate: 9%

•	Plant daily capacity: The plant daily capacity is 0.8 MT per hour for the existing plant and 2.5 MT per hour for the additional new plants that will be commissioned.

•	Additional plants: One new biofraction plant with a 3.0 MT/hour production rate will be added every year from FYE2027 up to FYE 2034.

•

Projected Production and Sales: Based on a ten-year forecast. Production and sales volumes are linked to the plants in operation for each year in the forecasted period based on the output yield percentages.

•	Inflation: 2%

The use of the estimates in the quantitative assessment are highly judgmental and actual results may differ significantly from what is currently assessed. Accordingly, fluctuations in any of the key attributes may result in a significant change in the projected cash flows underlying the quantitative assessment, which could have a material impact on the assessed values of the Intangible Asset.

F-57

NOTE 10 - ASSETS HELD FOR SALE

Assets held for sale as of March 31, 2025, and June 30, 2024, consist of the following:

	March 31, 2025	June 30, 2024

Land and building	$350,000	$-
Plant and machinery	213,494	213,494
Motor vehicles	392,549	392,549
	$956,043	$606,043
Less: disposal	(946,176)	-
Less: impairment	(5,867)	-
	$4,000	$606,043

The Company, through Verde Estates LLC, decided to sell its property located in La Belle, Missouri (the “Property”) and entered into discussions with a buyer to sell the said Property prior to December 31, 2024. The Property has been presented separately in the balance sheet as assets held for sale as at December 31, 2024. On January 17, 2025, the Company entered into a Purchase and Sale Agreement (the “Agreement”) with TAFleer Properties LLC, a Missouri limited liability company (the “Buyer”). Under the terms of the Agreement, the proceeds for the sale of the Property were USD 350,000 paid in full by the Buyer at closing. The disposition of the Property was completed in January 2025.

On June 27, 2024, the Company, through its wholly-owned subsidiary Verde Renewables, Inc. (“VRI”), a company incorporated in the State of Missouri, U.S.A, entered into a Consignment Contract with ED’s Machinery LLC (“EDM”) to dispose plant and machinery and motor vehicles with a carrying amount of $606,043. The disposal was pending completion as at June 30,2024, and thus the assets had been presented separately in the balance sheets as assets held for sale. The disposal of assets with carrying values totaling $596,176 was completed as of December 31, 2024. The remaining asset comprises a vehicle that will be sold for its parts, and accordingly, an impairment of $5,867 was recognized during the period.

Plant and machinery and motor vehicles with carrying values of $0 and $0 at March 31, 2025 ($168,994 and $350,217 as of June 30, 2024), were acquired under financing arrangements.

Impairment loss on assets held for sale for the three and nine months ended March 31, 2025 were $5,867 respectively.

NOTE 11 - DEPOSITS PAID

At March 31, 2025, and June 30, 2024, deposits consist of the following:

	March 31, 2025	June 30, 2024
Security deposit
- Factory site	$80,000	$80,000

F-58

On March 2, 2022, the Company, through VRAP, entered into a Commercial Lease Agreement and Option to Purchase (“Segama Lease Agreement”) the factory site from Segama Ventures for a lease term of seven (7) years (“Lease Term”) at a monthly rental of MYR 36,000 ($8,571). The rental for the entire Lease Term amounting to the sum of MYR 3,024,000 ($720,000) (the “Lease Payment”) was paid in advance upon commencement of the Segama Lease Agreement together with a payment of security deposit for the sum of MYR 336,000 ($80,000) (the “Security Payment”).

NOTE 12 - BANK LOAN

The bank loan as of June 30, 2024, represented a rolling facility to a maximum principal of $250,000 and was secured by deed of trusts from VRDR, land and building of VEL and a subsidiary who acts as guarantor for the performance of debts. The pledge was released on January 17, 2025, with the disposal of the land and building as mentioned in Note 10, and the full settlement of the loan. The interest on loan was fixed at 5.25%. per annum.

Interest expense for the three months ended March 31, 2025 and 2024, totaled $1,656 and $4,301, respectively.

Interest expense for the nine months ended March 31, 2025 and 2024, totaled $10,879 and $9,004, respectively.

NOTE 13 - AMOUNTS DUE TO/FROM RELATED PARTIES AND DIRECTOR

The following breakdown of the balances due to/from related parties and director, consisted of:

	March 31, 2025	June 30, 2024

Amount due to related parties
Borneo Oil Corporation Sdn. Bhd (“BOC”) (#2)	$72,919	$70,677
Borneo Oil Berhad (“BOB”) (#1)	3,007	3,007
Taipan International Limited (#3)	119,153	119,153
Borneo Energy Sdn Bhd (#1)	15,546	14,599
Victoria Capital Sdn Bhd (#4)	5,638	93,270
UnitiMart Sdn Bhd (#1)	-	7,782
Makin Teguh Sdn Bhd (#1)	19,379	19,379
J. Ambrose & Partners (#5)	50,830	48,588
SB Resorts Sdn Bhd (#2)	5,638	2,120
SB Supplies & Logistics Sdn Bhd (#1)	4,397	5,936
Borneo Eco Food Sdn. Bhd. (#1)	-	1,039
	$296,507	$385,550

Amount due from a related party
Vetrolysis Limited (#6)	$100	$100

Amount due to director
Mr. Jack Wong (#7)	$331,286	$4,188

F-59

(#1) Borneo Oil Berhad (“BOB”) is the ultimate holding company of Borneo Eco Food Sdn. Bhd., Borneo Energy Sdn. Bhd., SB Supplies & Logistic Sdn. Bhd. and UnitiMart Sdn. Bhd., and held 13.5% of the Company’s issued and outstanding Common Stock as of March 31, 2025. Makin Teguh Sdn Bhd is an associate of BOB. The advances are related to ordinary business transactions and bear no interest or collateral, and are repayable on demand.

(#2) SB Resorts Sdn. Bhd. and Borneo Oil Corporation Sdn. Bhd. (“BOC”) are wholly owned subsidiaries of Borneo Oil Berhad (“BOB”) (holding 13.5% of the Company’s issued and outstanding common stock as of March 31, 2025). The advances are related to ordinary business transactions and bear no interest or collateral, repayable and renewable under normal business advancement terms.

(#3) Taipan International Limited is one of the shareholders of the Company and held 15.4% of the Company’s issued and outstanding Common Stock as of March 31, 2025. The advances are related to ordinary business transactions and bear no interest or collateral, and are repayable on demand.

(#4) Victoria Capital Sdn. Bhd. is one of the shareholders of the Company, and held 0.2% of the Company’s issued and outstanding Common Stock as of March 31, 2025. The advances are related to ordinary business transactions and bear no interest or collateral, and are repayable on demand.

(#5) J. Ambrose & Partners is controlled by J Ambrose who is one of the shareholders of the Company, and he held 1.6% of the Company’s issued and outstanding Common Stock as of March 31, 2025. He is also a substantial shareholder of BOB. The advances are related to ordinary business transactions and bear no interest or collateral, and are repayable on demand.

(#6) Encik Anuar bin Ismail, an indirect significant shareholder, is a director of Vetrolysis Limited

(#7) Mr. Jack Wong is the Chief Executive Officer of the Company effective October 1, 2022. Further, Jack Wong was re-elected Director of the Company by Waiver and Consent of Shareholders, effective March 30, 2024.

NOTE 14 - PROMISSORY NOTE TO RELATED PARTIES

	March 31,	June 30,
	2025	2024

Promissory Note to related party	$-	$591,170

The following is a reconciliation of the beginning and ending balances of promissory notes payable using Level 3 inputs:

	March 31,	June 30,
	2025	2024
Balance at the beginning of period or year	$591,170	$487,790
Accretion of liability	84,718	103,380
Converted to Company’s restricted Common Stock	(675,888)	-
Balance at the end of period or year	$-	$591,170

F-60

On March 13, 2023, the Company and its former indirect wholly-owned subsidiary Champmark Sdn Bhd (“CSB”) entered into a Settlement of Debts Agreement (the “SDA Agreement”) for the settlement in full of CSB’s account payable to a related party, Borneo Oil Corporation Sdn Bhd (“BOC”) by way of the issuance on March 13, 2023, of a two year term Promissory Note with the face value (principal) amount of $675,888, and bearing 2% coupon interest. The Note was repayable by May 12, 2025, either in cash or by the issuance of the Company’s restricted Common Stock priced at $0.07 per share at the discretion of the holder of the Promissory Note. The fair value of the Promissory Note of $481,023 was calculated using the net present value of estimated future cash flows with the assumptions of risk free rate at 4.03%, credit spread of 11.6% and liquidity risk premium of 5.6%. On August 16, 2024, the Company entered into a Supplementary Agreement to the SDA Agreement and Promissory Note with the Creditor to convert the total amount of $675,888 into 9,655,542 shares of the Company’s restricted Common Stock at the agreed conversion price of $0.07 per share for issuance on August 16, 2024. A total of 9,655,542 shares of the Company’s restricted Common Stock were issued on August 16, 2024, to Borneo Oil Berhad, the appointed nominee of the Creditor, to settle in full the total of USD 675,888 of CSB’s account payable to the Creditor.

The Company recorded accretion of liability on promissory notes of $84,718 and $103,380 and presented as interest expense on promissory notes for the period ended March 31, 2025, and year ended June 30, 2024, respectively. Interest on promissory note at 2% were $0 and $3,366 for the three months ended March 31, 2025 and 2024, respectively. Interest on promissory note at 2% were $1,738 and $10,171 for the nine months ended March 31, 2025 and 2024, respectively.

NOTE 15 - LEASES

The Company adopted ASU No. 2016-02, Leases and determines whether an arrangement is a lease at inception. This determination generally depends on whether the arrangement conveys the right to control the use of an identified fixed asset explicitly or implicitly for a period of time in exchange for consideration. Control of an underlying asset is conveyed if we obtain the rights to direct the use of and to obtain substantially all of the economic benefit from the use of the underlying asset. Some of our leases include both lease and non-lease components which are accounted for as a single lease component as the Company has elected the practical expedient. Some of the operating lease agreements include variable lease costs, primarily taxes, insurance, common area maintenance or increases in rental costs related to inflation. Substantially all of our equipment leases and some of our real estate leases have terms of less than one year and, as such, are accounted for as short-term leases as we have elected the practical expedient.

Operating leases are included in the right-of-use lease assets, and current and non-current lease liabilities on the Unaudited Condensed Consolidated Balance Sheet. Right-of-use assets and lease liabilities are recognized at each lease’s commencement date based on the present values of its lease payments over its respective lease term. When a borrowing rate is not explicitly available for a lease, the incremental borrowing rate is used based on information available at the lease’s commencement date to determine the present value of its lease payments. Operating lease payments are recognized on a straight-line basis over the lease term.

The Company adopts rates ranging from 7.27% to 11.14% per annum as rates implicit in the respective lease agreements to determine the present value of the lease payments. The weighted average remaining life of the leases was 3 to 4 years ending 2028 and 2029.

F-61

The table below presents the lease-related assets and liabilities recorded on the balance sheet.

	March 31, 2025	June 30, 2024

Assets
Right-of-use asset (#1)	$720,000	$720,000
Right-of-use asset (#2)	64,910	64,910
Right-of-use asset (#3)	59,628	-
Right-of-use asset (#4)	53,824	-
Right-of-use asset (#5)	37,377	-
Total RoU assets	$935,739	$784,910
Less: Amortisation	(373,698)	(275,428)
Less: Termination	(15,517)	-
	$546,524	$509,482

Liabilities
Current:
Operating lease liabilities	$37,197	$24,881
Finance lease liabilities	-	22,323
	37,197	47,204

Finance lease liabilities - assets held for sale	$-	$603,252
Total Current Lease Liabilities	37,197	650,456

Non-current:
Operating lease liabilities	106,470	4,602
Finance lease liabilities	-	86,565
Total Non-current Lease Liabilities	106,470	91,167

Total lease liabilities	$143,667	$741,623

F-62

As of March 31, 2025, right-of-use assets were $546,524 and lease liabilities were $143,667.

As of June 30, 2024, right-of-use assets were $509,482 and lease liabilities were $741,623.

For the three months ended March 31, 2025 and 2024, the amortization charge on right-of use assets was $34,962 and $31,017, respectively.

For the nine months ended March 31, 2025 and 2024, the amortization charge on right-of-use assets was $98,270 and $92,364, respectively.

(#1) This leasing arrangement for the lease of the Segama factory amounting to $720,000 is for a lease term of seven (7) years and included an exclusive right and option to purchase the factory site, together with all its right title and interest, for a consideration to be mutually agreed between the parties at any time during the period of two years from the date of the Lease Agreement ended March 1, 2024. The option was not exercised and has lapsed.

There are no corresponding lease liabilities recorded as the lease payments for the entire lease period has been paid upfront upon inception of the agreement.

(#2) This leasing arrangement as stated at fair value above is for the lease of an executive vehicle with a total liability of $84,718 and for a lease term of three (3) years ending September 30, 2025. The lease arrangement includes an option to purchase the said vehicle at an agreed consideration of $57,087 (“Purchase Price”) as stated in the Lease Agreement. The Company’s lease agreements do not contain any material restrictive covenants. In January 2025, the Company terminated this lease arrangement and entered into a new lease agreement as disclosed below (#3).

(#3) This leasing arrangement as stated at fair value above is for the lease of an executive vehicle with a total liability of $59,628 and for a lease term of three (3) years ending January 15, 2028. The lease arrangement includes an option to purchase the said vehicle at an agreed consideration of $60,519 (“Purchase Price”) as stated in the Lease Agreement. The Company’s lease agreements do not contain any material restrictive covenants.

(#4) This leasing arrangement as stated at fair value above is for the lease of motor vehicle with a total liability of $53,824 and for a lease term of four (4) years ending January 30, 2029. The Company’s lease agreements do not contain any material restrictive covenants.

(#5) This leasing arrangement as stated at fair value above is for the lease of motor vehicle with a total liability of $37,377 and for a lease term of four (4) years ending February 14, 2029. The lease arrangement includes an option to purchase the said vehicle at an agreed consideration of $31,970 (“Purchase Price”) as stated in the Lease Agreement. The Company’s lease agreements do not contain any material restrictive covenants.

The accretion of lease liability for the three and nine months ending March 31, 2025, were $3,845 and $6,086, respectively, and for the three and nine months ended March 31, 2024 were $1,756 and $5,960, respectively.

F-63

The Company excludes short-term leases (those with lease terms of less than one year at inception) from the measurement of lease liabilities or right-of-use assets. The following tables summarize the lease expense for the periods.

	Nine Months ended March 31,
	2025	2024

Finance lease cost:
Interest on lease liabilities (per ASC 842)	$5,368	$35,137

Operating lease cost:
Operating lease expense (per ASC 842)	104,356	98,324

Total lease expense	$109,724	$133,461

Components of Lease Expense

The Company recognizes operating lease expense on a straight-line basis over the term of the operating leases, comprising interest expense determined using the effective interest method, and amortization of the right-of-use asset, as reported within “general and administrative” expense on the accompanying unaudited condensed consolidated statement of operations.

Finance lease expense comprises of interest expenses determined using the effective interest method.

Future Contractual Lease Payments as of March 31, 2025

The below table summarizes our (i) minimum lease payments over the next five years, (ii) lease arrangement implied interest, and (iii) present value of future lease payments for the next five years and thereafter ending March 31:

Years ending March 31,	Operating and finance lease amount

2026	$52,852
2027	52,852
2028	46,995
Thereafter	24,517

Total minimum lease liabilities payment	177,216
Less: interest	(33,549)
Present value of lease liabilities	$143,667

Representing:-
Current liabilities	$37,197
Non-current liabilities	106,470
$143,667

F-64

NOTE 16 - STOCKHOLDERS’ EQUITY

Authorized Stock

The Company has authorized 10,000,000,000 Common Shares and 50,000,000 Preferred shares, both with a par value of $0.001 per share. Each Common Share entitles the holder to one vote, in person or proxy, on any matter on which action of the stockholders of the corporation is sought.

Preferred stock outstanding

There are no preferred shares outstanding as of March 31, 2025 and June 30, 2024.

Common Stock outstanding

On July 24, 2024, the Company issued 3,194,443 restricted Common Shares for $287,500 at $0.09 per share to four US shareholders and 6,005,000 restricted Common Shares for $600,500 at $0.10 per share to twenty US shareholders and one non-US shareholder.

On July 31, 2024, the Company issued 1,000,000 of the Company’s restricted Common Shares each to Dr. Nam Tran and Dr. Raymond Powell as part of the compensation package in the Services Agreements that the Company entered into with Dr. Nam Tran and Dr. Raymond Powell on April 20, 2024, for the service period from May 1, 2024, to April 30, 2025.

On August 8, 2024, the Company issued 700,000 of the Company’s restricted Common Shares to Dale Ludwig as part of the compensation package in the Services Agreement that the Company entered into with Dale Ludwig on June 1, 2024, for the service period from June 1, 2024, to April 30, 2025.

On August 9, 2024, the Company issued 888,888 restricted Common Shares for $80,000 at $0.09 per share to one US shareholder and 11,840,000 restricted Common Shares for $1,184,000 at $0.10 per share to twenty-three US shareholders and one non-US shareholder.

On August 16, 2024, the Company issued 9,655,542 shares of the Company’s restricted Common Stock at the price of $0.07 per share to Borneo Oil Berhad in relation to the Settlement of Debts Agreement (the “SDA Agreement”) and a two-year term period Promissory Note entered into with its former indirect wholly-owned subsidiary Champmark Sdn Bhd (“CSM”) and CSM’s creditor Borneo Oil Corporation Sdn Bhd (the “Creditor”) to settle in full a total of USD $675,888 of CSM’s account payable. On March 13, 2023, the Company and CSM entered into an SDA Agreement and a two-year term period Promissory Note with the Creditor to settle in full a total of USD $675,888 of CSM’s account payable to the Creditor either in cash or by the issuance of new restricted shares of the Company’s Common Stock at a price of $0.07 per share. As set out in the SDA Agreement, the new restricted shares for settlement of the account payable to the Creditor shall be issued to the Creditor or its nominee. On August 16, 2024, the Company entered into a Supplementary Agreement to the SDA Agreement and Promissory Note with the Creditor to convert the total amount of $675,888 into 9,655,542 shares of the Company’s restricted Common Stock at the agreed conversion price of $0.07 per share for issuance on August 16, 2024.

F-65

On August 26, 2024, the Company issued 722,221 restricted Common Shares for $65,000 at $0.09 per share to three US shareholders, 3,990,000 restricted Common Shares for $399,000 at $0.10 per share to six US shareholders and two non-US shareholders.

On August 30, 2024, the Company issued 1,350,000 of the Company’s restricted Common Shares to Jeremy P. Concanon, Chief Growth Officer of the Company, as part of the compensation package in the Services Agreement that the Company entered into with Jeremy P. Concanon on July 31, 2024.

On August 30, 2024, the Company issued 670,000 of the Company’s restricted Common Shares to Eric Bava, Chief Operating Officer of the Company, as part of the compensation package in the Employment Agreement that the Company entered into with Eric Bava on October 1, 2023, for his first year of service from October 1, 2023 to September 30, 2024.

On September 16, 2024, the Company issued 222,222 restricted Common Shares for $20,000 at $0.09 per share to one US shareholder and 350,000 restricted Common Shares for $35,000 at $0.10 per share to two US shareholders.

On October 16, 2024, the Company issued 800,000 restricted Common Shares for $80,000 at $0.10 per share to three US shareholders.

On November 27, 2024, the Company cancelled 450,000 restricted Common Shares that were previously issued to two US shareholders.

On January 2, 2025, the Company issued a total of 3,277,775 restricted Common Shares, comprising 2,500,000 restricted Common Shares for $250,000 at $0.10 per share to seven US shareholders and 777,775 restricted Common Shares for $70,000 at $0.09 per share to six US shareholders.

On January 2, 2025, the Company issued 4,656,550 of the Company’s restricted Common Shares to Aegis Ventures Limited, being 50% of the 0.75% of the Company’s total shares outstanding pursuant to the terms of the consulting services agreement that the Company, through its wholly-owned subsidiary Verde Renewables, Inc., entered into with AUM on November 29, 2024, to engage AUM as a Capital Markets, Investor Relations and Media Relations Advisor to provide advice to the Company on its preparations for an equity raise and the planned uplisting to NASDAQ. The remaining 4,656,550 shares to be issued within three days following the Company’s listing on the NASDAQ.

On January 3, 2025, the Company issued 50,000 of the Company’s restricted Common Shares to Hannah Bruehl. The Company agreed to issue 50,000 of the Company’s restricted Common Shares to Hannah Bruehl, Executive Assistant to C-Suite Executives of the Company for service period from September 3, 2024 to September 2, 2025, as part of the compensation package in the Employment Agreement signed on September 3, 2024.

On January 6, 2025, the Company cancelled 200,000 restricted Common Shares that were previously issued to two US shareholders.

On February 18, 2025, the Company issued a total of 3,905,555 restricted Common Shares, comprising 3,000,000 restricted Common Shares for $300,000 at $0.10 per share to one non-US shareholder, 850,000 restricted Common Shares for $85,000 at $0.10 per share to seven US shareholders and 55,555 restricted Common Shares for $5,000 at $0.09 per share to one US shareholder.

On September 8, 2023, the Company, through its wholly-owned subsidiary Verde Renewables, Inc. (“VRI”) entered into a Service and Stock Cancellation Agreement with EMGTA LLC to cancel the Services Agreement dated December 1, 2022, including the cancellation of 375,000 restricted Common Shares issued at $0.20 on December 31, 2022, totaling $75,000 as consideration for certain services. The cancellation is still in process.

F-66

Not considering the commitment to cancel shares as above, there were 1,252,986,447 and 1,199,358,251 shares of Common Stock issued and outstanding as of March 31, 2025, and June 30, 2024, respectively.

Apart from the Common Stock committed to be issued as disclosed in Note 22, the Company has no stock option plan, warrants, or other dilutive securities issued as of March 31, 2025. As of June 30, 2024, 2,700,000 and 670,000 Common Stock was committed to be issued to non employees and an employee, respectively.

NOTE 17 - INCOME TAX

For the nine months ended March 31, 2025 and 2024, the local (“United States of America”) and foreign components incurred loss before income taxes as follows:

	Nine Months ended March 31,
	2025	2024

Tax jurisdiction from:
- Local (US regime)	$(3,424,317)	$(1,371,353)
- Foreign, including
British Virgin Island	237,051	(142,616)
Malaysia	(296,259)	(423,444)
Labuan, Malaysia	(2,469)	(4,158)

Loss before income taxes	$(3,485,994)	$(1,941,571)

The provision for income taxes consisted of the following:

Nine Months ended March 31,
	2025	2024

Current tax:
- Local	$-	$-
- Foreign	-	-

Deferred tax
- Local	-	-
- Foreign	-	-

Income tax expense (benefit)	$-	$-

F-67

The effective tax rate in the periods presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rates. The Company mainly operates in U.S.A. and Malaysia and are subject to taxes in the jurisdictions in which they operate, as follows:

United States of America

VRDR, VRI, VerdePlus and VLI are subject to the tax laws of United States of America. The U.S. corporate income tax rate is 21% effective January 1, 2018. The Company’s policy is to recognize accrued interest and penalties related to unrecognized tax benefits in its income tax provision. The Company has not accrued or paid interest or penalties which were not material to its results of operations for the periods presented.

The Company has provided for a full valuation allowance against the deferred tax assets of $1,827,299 on the expected future tax benefits from the net operating loss (“NOL”) carry forwards of $8,701,423 as the management believes it is more likely than not that these assets will not be realized in the future.

Net Operating Losses (NOLs) generated prior to January 1, 2018 are able to be carried forward up to twenty subsequent years. Any NOLs created for tax years subsequent to that may be carried forward indefinitely. However, any NOLs arising from tax years ending after December 31, 2020, can only be used to offset up to 80% of taxable income.

For the nine months ended March 31, 2025 and 2024, there were no operating income under US tax regime.

British Virgin Islands

Under the current BVI law, VRAP is not subject to tax on income.

Labuan

Under the current laws of the Labuan applicable to BRL, income derived from an intellectual property right is subject to tax under the Malaysian Income Tax Act 1967 (ITA) at 24% of its chargeable income. However, BRL is not subject to income tax, given that it was a net loss position during the current period presented. The losses are presently not able to be carried forward to offset against its future operation income as income generating activities have not yet been undertaken.

Malaysia

The Company’s subsidiaries, Verde Malaysia and Wision are registered in Malaysia and are subject to the Malaysia corporate income tax at a standard income tax rate of 24% on chargeable income.

F-68

The operation in Malaysia incurred $992,547 of cumulative net operating losses as of March 31, 2025, which can be carried forward to offset future taxable income. The net operating loss are allowed to be carried forward up to a maximum of ten (10) years of assessments under the current tax legislation in Malaysia. The Company has provided for a full valuation allowance against the deferred tax assets of $238,211 on the expected future tax benefits from the net operating loss (“NOL”) carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

	Nine Months ended March 31,
	2025	2024

Loss before income taxes	$(296,259)	$(423,444)
Statutory income tax rate	24%	24%
Income tax expense at statutory rate	(71,102)	(101,627)
Non-deductible items	42,987	39,148
Operating losses unable to carried forward	593	998
Valuation allowance	27,522	61,481
Income tax expense	$-	$-

The following table sets forth the significant components of the deferred tax assets of the Company:

	March 31, 2025	June 30, 2024

Deferred tax assets:
Net operating loss carryforwards, from
US tax regime	$1,827,299	$1,297,756
Malaysia tax regime	238,211	179,647
Less: valuation allowance	(2,065,510)	(1,477,403)
Deferred tax assets, net	$-	$-

F-69

The Company has recorded valuation allowances for certain tax attribute carry forwards and other deferred tax assets due to uncertainty that exists regarding future realizability. If in the future the Company believes that it is more likely than not that these deferred tax benefits will be realized, the majority of the valuation allowances will be reversed in the unaudited condensed consolidated statement of operations. The Company did not have uncertainty tax positions or events leading to uncertainty tax position within the next 12 months.

NOTE 18 - RELATED PARTY TRANSACTIONS

	Nine Months ended
	March 31,
	2025	2024
Related party transactions:
Sales to:
Borneo Eco Food Sdn Bhd (#1)	$-	$4,083
Rental income:
Mr. Jack Wong (#2)	$30,000	$43,846
SB Resorts Sdn Bhd (#3)	$2,724	$-
Professional services provided by:
Warisan Khidmat Sdn Bhd (#4)	$-	$13,467
Interest expense payable to:
BOC (#3)	$1,738	$10,171
Sale of property:
Mr. Jack Wong (#2)	$857,500	$-

Related party balances (other than those disclosed in Note 13 and Note 14):
	As of
	March 31, 2025	June 30, 2024
Trade payables
Warisan Khidmat Sdn Bhd (#4)	$-	$1,484

(#1) Borneo Oil Berhad (“BOB”) is ultimate holding company of Borneo Eco Food Sdn. Bhd., and held 13.5% of the Company’s issued and outstanding common stock as of March 31, 2025.

(#2) Mr. Jack Wong is the Chief Executive Officer of the Company effective October 1, 2022. By Waiver and Consent of Shareholders, Mr. Jack Wong was re-elected Director of the Company, effective March 30, 2024. This represents sale of the property located at 1138 Wildhorse Parkway Drive, Chesterfield, Missouri 63005 (“Property”) owned by Verde Renewables Inc (“VRI”), for a current market value of $857,500. A gain on disposal of $161,156 was recognized as a result of this transaction.

(#3) SB Resorts Sdn. Bhd. and Borneo Oil Corporation Sdn Bhd (“BOC”) are wholly owned subsidiary of Borneo Oil Berhad (“BOB”) (holding 13.5% of the Company’s issued and outstanding common stock as of March 31, 2025).

(#4) Warisan Khidmat Sdn. Bhd. is a company whose shareholdings is entirely held by a Director of Verde Malaysia.

F-70

Apart from the transactions and balances detailed elsewhere in these accompanying unaudited condensed consolidated financial statements, the Company has no other significant or material related party transactions during the periods presented.

NOTE 19 - CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a) Major customers and major vendors

For the nine months ended March 31, 2025, there was one (1) customer whose revenue exceeded 10% of the revenue in the segment of production and distribution of renewable commodities.

	Revenue March 31, 2025		Accounts Receivable March 31, 2025
	USD	%	USD

Customer A	$125,120	97%	187,314

There were no customers which exceeded 10% of revenue for the nine months ended March 31, 2024.

For the nine months ended March 31, 2025, there was one (1) vendor whose direct cost exceeded 10% of the revenue in the segment of production and distribution of renewable commodities.

	Direct Costs March 31, 2025		Accounts Payable March 31, 2025
	USD	%	USD

Vendor A	$8,800	18%	8,800

There were no vendors which exceeded 10% of direct costs for the nine months ended March 31, 2024.

(b) Economic and political risk

The Company’s major operations are conducted in U.S.A. and Malaysia. Accordingly, the political, economic, and legal environments in U.S.A. and Malaysia, as well as the general state of U.S.A. and Malaysia’s economy, as well as globally, may influence the Company’s business, financial condition, and results of operations.

F-71

Further, the escalation tensions in the Middle East, including the continuing Russian - Ukraine conflict and in other regions, may impact the global economic situation, which indirectly may impact the Company’s operations.

(c) Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore, there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of MYR converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

NOTE 20 - PENSION COSTS

The Company is required to make contribution to their employees under a government-mandated defined contribution pension scheme for its eligible full-times employees in Malaysia. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the nine months ended March 31, 2025, and 2024, $4,322 and $11,057 contributions were made accordingly.

NOTE 21 - SHARES ISSUED TO NONEMPLOYEES AND EMPLOYEES

On December 15, 2022, the Company entered into a Services Agreement with Looi Pei See (the “Looi Pei See Agreement”) to engage her as a consultant to develop the retail markets for the Company’s products and services in Malaysia and Singapore. The Company will pay Looi Pei See by the issuance of 1,140,000 shares of the Company’s restricted Common Stock, par value $ 0.001 per share on or before December 31, 2022. The shares were issued on December 31, 2022, for service period from December 15, 2022, to December 14, 2025. The fair value of 1,140,000 shares was $228,000 which was calculated based on stock price of $ 0.20 per share on December 15, 2022 (date of issuance) and is being amortized over the service period. During the period ended March 31, 2025, the Company charged $55,151 to selling, general and administrative expenses as consulting expenses.

On October 23, 2023, the Company, through its wholly-owned subsidiary VRI, entered into a Services Agreement (the “Fosnacht Agreement”) with Donald R. Fosnacht to engage him as National Certification and Extensive BCR (Biochar Carbon Removal) Implementation Specialist to develop and implement a comprehensive strategy to obtain national and regional certification and endorsement for carbon net-negative construction products with high biochar content, encompassing asphalt, concrete, and soil stabilization as designated in the Agreement. Under the Agreement, the Company will pay Donald R. Fosnacht by the issuance of 1,000,000 shares of the Company’s restricted Common Stock, par value $0.001 per share on or before January 31, 2024. The term of the Fosnacht Agreement will remain effective until December 31, 2025, and both parties may renew the agreement, or enter into a new agreement as may be mutually agreed on terms to be separately negotiated. The fair value of 1,000,000 shares was $134,000 which was calculated based on stock price of $ 0.134 per share on January 31, 2024 (date of issuance), and is being amortized over the service period. During the period ended March 31, 2025, the Company charged $45,838 to selling, general and administrative expenses as consulting expenses.

On April 20, 2024, the Company entered into two Services Agreements (the “NIE Agreements”) with Dr. Nam Tran and Dr. Raymond Powell to engage them as National Implementation Experts for its wholly-owned subsidiary Verde Renewables, Inc. (“VRI”) to initiate connections with esteemed asphalt contractors, identify potential partners, explore potential collaborations through their extensive networks in the asphalt industry and recommend strategies to capitalize on emerging opportunities as designated in the NIE Agreements. Under the NIE Agreements, the Company will pay Dr. Nam Tran and Dr. Raymond Powell each by the issuance of 3,000,000 shares of the Company’s restricted Common Shares in three tranches of 1,000,000 shares each on or before July 31, 2024, October 31, 2025, and October 31, 2026, respectively. The term of the NIE Agreements will remain effective until April 30, 2027, and both parties may renew their respective agreement, or enter into a new agreement as may be mutually agreed on terms to be separately negotiated. Pursuant to the respective addendum to NIE Agreements dated June 29, 2024, each tranche of shares to be issued is compensation for each service period of 12 months beginning from May 1, 2024, May 1, 2025, and May 1, 2026, respectively. The fair value of the first 1,000,000 shares was $360,000 each, calculated based on stock price of $0.36 per share on July 31, 2024 (date of issuance), and is being amortized over the respective service period. During the period ended March 31, 2025, the Company charged a total of $540,494 to selling, general and administrative expenses as consulting expenses.

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On June 1, 2024, the Company entered into a multi-year Services Agreement (the “Ludwig Agreement”) with Dale Ludwig to engage him as Strategic Advisor for the Company and all its subsidiaries, to maintain and build strong relationships with policymakers at both state and federal levels, collaborate with Missouri Department of Transportation, build relationships with Missouri Asphalt Pavement Association (MAPA) members, collaborate with Missouri contractors to encourage the use of the Company's technologies, identify current biochar producers in Missouri and engage with the Missouri Department of Economic Development. Pursuant to the Ludwig Agreement, the Company agreed to issue a total of 2,000,000 restricted shares of the Company’s Common Stock to Dale Ludwig over three tranches of 700,000 shares on or before August 31, 2024, 700,000 shares on or before October 31, 2025, and 600,000 shares on or before October 31, 2026. Pursuant to the addendum to the Ludwig Agreement dated June 29, 2024, each tranche of shares to be issued is compensation for each service period beginning 11 months from June 1, 2024 and 12 months from May 1, 2025, and May 1, 2026, respectively. The fair value of the first 700,000 shares was $210,000, calculated based on stock price of $0.30 per share on August 8, 2024 (date of issuance) and is being amortized over the service period. During the period ended March 31, 2025, the Company charged $172,275 to selling, general and administrative expenses as consulting expenses.

The Company agreed to issue 670,000 of the Company’s restricted Common Shares to Eric Bava, Chief Operating Officer of the Company, as part of the compensation package in the Bava Employment Agreement upon completing each full year of service. The term of the Bava Employment Agreement will remain effective until September 30, 2027. On August 30, 2024, the Company issued 670,000 of the Company’s restricted Common Shares to Eric Bava as part of the compensation package in the Bava Employment Agreement. The fair value of 670,000 shares was $181,235 which was calculated based on stock price of $0.2705 per share on August 30, 2024 (date of issuance), and is being amortized over the service period from October 1, 2023, to September 30, 2024. During the period ended March 31, 2025, the Company charged $45,556 to selling, general and administrative expenses as salary expenses.

On July 31, 2024, Verde Renewables, Inc, a wholly owned subsidiary of the Company, entered into Service Agreement with Jeremy P. Concannon (Chief Growth Officer (“CGO”) of the Company effective from August 1, 2024) (the “Concannon Services Agreement”). Pursuant to the Concannon Services Agreement, the Company agreed to issue a total of 4,050,000 restricted shares of the Company’s Common Stock to Jeremy P. Concannon over three tranches of 1,350,000 shares each on or before August 31, 2024, August 31, 2025, and August 31, 2026 respectively. The term of the Concannon Service Agreement will remain effective until September 30, 2027, and both parties may renew the agreement, or enter into a new agreement as may be mutually agreed on terms to be separately negotiated. Pursuant to the addendum to the Concannon Service Agreement dated September 27, 2024, each tranche of shares to be issued as compensation for each service period beginning 12 months from August 1, 2024, and 2025, and for 14 months from August 1, 2026, to September 30, 2027, respectively. The fair value of the first 1,350,000 shares was $365,175, calculated based on stock price of $0.2705 per share on August 30, 2024 (date of issuance), and is being amortized over the service period. During the period ended March 31, 2025, the Company charged $243,117 to selling, general and administrative expenses as salary expenses.

The Company agreed to issue 50,000 of the Company’s restricted Common Shares to Hannah Bruehl, Executive Assistant to C-Suite Executives of the Company for service period from September 3, 2024 to September 2, 2025, as part of the compensation package in the Employment Agreement signed on September 3, 2024. On January 3, 2025, the Company issued 50,000 of the Company’s restricted Common Shares to Hannah Bruehl. The fair value of 50,000 shares was $9,280 which was calculated based on stock price of $0.1856 per share on January 3, 2025 (date of issuance), and is being amortized over the service period from September 3, 2024 to September 2, 2025. During the period ended March 31, 2025, the Company charged $5,339 to selling, general and administrative expenses as salary expenses.

On November 29, 2024, the Company, through its wholly-owned subsidiary Verde Renewables, Inc. (“VRI”), entered into a consulting services agreement (the “AUM Agreement”) to engage AUM Media Inc (“AUM”), a company incorporated in the State of Delaware, as a Capital Markets, Investor Relations and Media Relations Advisor to provide advice to the Company on its preparations for an equity raise and the planned uplisting to NASDAQ. Pursuant to terms of the AUM Agreement, the services will be provided by AUM on an annual contract basis and the agreement will continue for 12 months, starting January 1, 2025 to December 31, 2025, unless it is terminated in accordance with the termination terms under the AUM Agreement. VRI agreed to pay a fixed monthly discounted fee of $6,000 per month, payable in advance on the first day of each month. In addition, the Company shall issue shares equivalent to 9,313,100 shares of the Company’s restricted Common Stock to AUM or any affiliate to be designated by AUM, which represents 0.75% of the Company’s total shares outstanding as of November 29, 2024. The share issuance will occur as follows: 4,656,550 shares of the Company’s restricted Common Stock, being 50% of the 0.75% of the Company’s total shares outstanding, to be issued upon the signing of the Agreement, with the remaining 4,656,550 shares to be issued within three days following the Company's listing on the NASDAQ. Subsequently on January 2, 2025, the Company issued 4,656,550 of the Company’s restricted Common Shares to Aegis Ventures Limited as designated by AUM. The fair value of first 4,656,550 shares was $745,048 calculated based on stock price of $0.16 per share on November 29, 2024 (grant date) and this non-cash stock-based compensation is recorded as deferred compensation under equity section and amortized over the service period of 12 months commencing January 2025. During the period ended March 31, 2025, the Company charged $183,710 to selling, general and administrative expenses as consulting expenses.

F-73

NOTE 22 - COMMITMENTS AND CONTINGENCIES

Future commitments with regards to repayment of lease liabilities are disclosed in Note 15.

Apart from the above, as of March 31, 2025, the Company had the following capital commitment:

a) commitment to issue restricted Common Shares to the following service provider on or before October 31, 2026, for services to be performed pursuant to the Service Agreements signed with nonemployees as disclosed in Note 16 and Note 21:

Number of shares to be issued

Financial year ended June 30, 2026:
Nam Tran	1,000,000
Raymond Powell	1,000,000
Dale Ludwig	700,000
2,700,000

Financial year ended June 30, 2027:
Nam Tran	1,000,000
Raymond Powell	1,000,000
Dale Ludwig	600,000
2,600,000

b) commitment to cancel 375,000 restricted Common Shares pursuant to the Service Agreement signed and Service and Stock Cancellation Agreement with EMGTA LLC as disclosed in Note 16.

c) quarterly committed payments, to be paid in advance of $50,000 in March 2025, and $62,500 from June 2025 to September 2026 to support a 3-year Performance Testing Project titled “Structural Capacity of Sustainable Pavement” pursuant to an agreement entered with The National Center for Asphalt Technology at Auburn University (“NCAT”) on June 27, 2024.

d) commitment to issue restricted Common Shares, comprising of 100,000 restricted Common Shares for $10,000 at $0.10 per share to one non-US shareholder and 83,333 restricted Common Shares for $15,000 at $0.18 per share to one US shareholder.

e) commitment to issue 4,656,550 restricted Common Shares to Aegis Ventures Limited pursuant to the terms of the consulting services agreement that the Company through its wholly-owned subsidiary Verde Renewables, Inc. entered into with AUM on November 29, 2024, within three days following the Company’s listing on the NASDAQ.

F-74

As of March 31, 2025, the Company has no material contingencies.

NOTE 23 - SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before unaudited condensed consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after March 31, 2025, up through the date the Company issued the audited unaudited condensed consolidated financial statements.

On April 22, 2025, the Company cancelled 150,000 restricted Common Shares that were previously issued to one US shareholder.

On May 1, 2025, Balakrishnan B S Muthu stepped down from his positions as Chairman of the Board, Director, Chief Financial Officer (“CFO”), Treasurer, General Manager and member of the Management Committee of the Company. By resolution of the Board, Karl Strahl was appointed Director of the Company to replace Balakrishnan B S Muthu effective May 1, 2025. The Board also appointed Sherina Chui as Chief Financial Officer to replace Balakrishnan B S Muthu effective May 1, 2025.

Effective May 1, 2025, Duka Donaghy resigned from her position as Director of Finance of the Company.

Effective May 1, 2025, by resolution of the Board, Karl Strahl and Sherina Chui were appointed as members of the Management Committee (the “Committee”) to replace the positions formerly held by Balakrishan B S Muthu, Duka Donaghy and Tay Hong Choon. The Committee now consists of three (3) members: Jack Wong, Karl Strahl and Sherina Chui.

F-75

Verde Resources, Inc.

_______________ Shares of Common Stock

__________________________

PROSPECTUS

__________________________

Maxim Group LLC

 , 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the expenses in connection with this registration statement. All of such expenses are estimates, other than the filing fees payable to the SEC.

Item	Amount to be paid
SEC registration fee	$	[●]
FINRA filing fee	$	[●]
Nasdaq listing fee	$	[●]
Legal fees and expenses	$	[●]
Accounting fees and expenses	$	[●]
Miscellaneous expenses	$	[●]
Total	$	[●]

____________

* To be provided by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Nevada Revised Statutes (“NRS”) 78.138(7) provides that, subject to limited statutory exceptions and unless the articles of incorporation or an amendment thereto (in each case filed on or after October 1, 2003) provide for greater individual liability, a director or officer is not individually liable to a corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless it is proven that: (i) the act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and (ii) the breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

NRS 78.7502(1) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person (i) is not liable pursuant to NRS 78.138 or (ii) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. NRS 78.7502(2) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit if the person (i) is not liable pursuant to NRS 78.138 or (ii) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, the corporation shall indemnify him or her against expenses, including attorneys’ fees, actually and reasonably incurred by him or her in connection with the defense. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to NRS 78.138 or did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he or she had reasonable cause to believe that the conduct was unlawful. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

II-1

NRS 78.7502(3) provides that any discretionary indemnification pursuant to NRS 78.7502 (unless ordered by a court or advanced pursuant to NRS 78.751(2)), may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances. The determination must be made (i) by the stockholders; (ii) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding; (iii) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (iv) if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion. NRS 78.751(2) provides that the corporation’s articles of incorporation or bylaws, or an agreement made by the corporation, may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that the director or officer is not entitled to be indemnified by the corporation.

 Under the NRS, the indemnification pursuant to NRS 78.7502 and advancement of expenses authorized in or ordered by a court pursuant to NRS 78.751:

●

Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in the person’s official capacity or an action in another capacity while holding office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to NRS 78.751(2), may not be made to or on behalf of any director or officer if a final adjudication establishes that the director’s or officer’s acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action; and

●	Continues for a person who has ceased to be a director, officer, employee, or agent and inures to the benefit of the heirs, executors and administrators of such a person.

A right to indemnification or to advancement of expenses arising under a provision of the articles of incorporation or any bylaw is not eliminated or impaired by an amendment to such provision after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

 Our governing documents provide that to the fullest extent permitted under the NRS (including, without limitation, to the fullest extent permitted under NRS 78.7502 and 78.751(3)) and other applicable law, that we shall indemnify our directors and officers in their respective capacities as such and in any and all other capacities in which any of them serves at our request.

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ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, we issued securities that were not registered under the Securities Act as set forth below. The following is a summary of transactions from July 1, 2022, until the date of this prospectus involving issuances of our securities that were not registered under the Securities Act and does not give effect to the planned Reverse Stock Split. The offers, sales and issuances of the securities described below were exempt from registration either (i) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any offering within the meaning of Section 4(a)(2), or (ii) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, or (iii) under Rule 144A under the Securities Act in that the shares were offered and sold by the initial purchasers to qualified institutional buyers, or (iv) under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation.

•	On July 15, 2022, we issued a total of 1,500,000 shares of our common stock as compensation to two corporate consultants pursuant to their services agreements.

•	On November 7, 2022, the Company issued a total of 15,931,210 shares of our common stock to nine shareholders pursuant to the private placement agreements.

•

On December 9, 2022, we issued 1,500,000 shares of our common stock as compensation to a corporate consultant for certain investor communication and public relations services pursuant to a corporate consulting services agreement.

•

On December 9, 2022, we issued 333,142,389 shares of our common stock at a price per share of $0.0611, to certain of our lenders pursuant to their having agreed to convert the promissory notes they held into shares of our common stock.

•	On December 31, 2022, we issued a total of 2,015,000 shares of our common stock as compensation to three consultants pursuant to the terms of their services agreements.

•	On December 31, 2022, pursuant to the terms of a services agreement, we issued 300,000 shares of our common stock to our former financial controller.

•	On February 17, 2023, we issued 714,285 shares of our common stock to one shareholder pursuant to a private placement agreement.

•	On April 21, 2023, we issued 1,909,339 shares of our common stock to one shareholder pursuant to a private placement agreement.

•	On November 22, 2023, we issued a total of 14,931,624 shares of our common stock to twenty-five shareholders pursuant to the private placement agreements.

•	On December 4, 2023, we issued a total of 1,238,889 shares of our common stock to five shareholders pursuant to the private placement agreements.

•	On January 31, 2024, we issued 1,000,000 shares of our common stock as compensation to a corporate consultant pursuant to the terms of a services agreement.

•	On February 26, 2024, we issued 555,555 shares of our common stock to one shareholder pursuant to a private placement agreement.

•	On April 12, 2024, we issued 2,881,274 shares of our common stock to four shareholders pursuant to the private placement agreements.

•	On April 15, 2024, we issued a total of 3,055,555 shares of our common stock to four shareholders pursuant to the private placement agreements.

•

On May 24, 2024, pursuant to the Service and Stock Cancellation Agreements with two corporate consultants, we issued a total of 297,076 shares of our common stock to the two corporate consultants for their services rendered till cancellation. Pursuant to the Service and Stock Cancellation Agreements, a total of 800,000 shares of our common stock were cancelled on February 28, 2024.

•	On July 24, 2024, we issued a total of 9,199,443 shares of our common stock to twenty-five shareholders pursuant to the private placement agreements.

•	On July 31, 2024, we issued a total of 2,000,000 shares of our common stock to two corporate consultants as part of the compensation package in their services agreements.

II-3

•	On August 8, 2024, we issued 700,000 shares of our common stock to a corporate consultant as part of the compensation package in a services agreement.

•	On August 9, 2024, we issued 12,728,888 shares of our common stock to twenty-five shareholders pursuant to the private placement agreements.

•	On August 16, 2024, we issued 9,655,542 shares of our common stock to a creditor as settlement of a promissory note with an aggregate amount outstanding of $675,888.

•	On August 26, 2024, we issued 4,712,221 shares of our common stock to eleven shareholders pursuant to the private placement agreements.

•	On August 30, 2024, we issued 1,350,000 shares of our common stock to our Chief Growth Officer as part of the compensation package in a services agreement.

•	On August 30, 2024, we issued 670,000 shares of our common stock to our Chief Operating Officer as part of the compensation package in an employment agreement.

•	On September 16, 2024, we issued 572,222 shares of our common stock to three shareholders pursuant to the private placement agreements.

•	On October 16, 2024, we issued 800,000 shares of our common stock to three shareholders pursuant to the private placement agreements.

•	On January 2, 2025, we issued an aggregate of 4,656,550 shares of our common stock as compensation to a consultant pursuant to a consulting services agreement.

•	On January 2, 2025, we issued 3,277,775 shares of our common stock to thirteen shareholders pursuant to the private placement agreements.

•	On January 3, 2025, we issued 50,000 shares of our common stock to our Chief of Staff as part of the compensation package in an employment agreement.

•	On February 18, 2025, we issued 3,905,555 shares of our common stock to nine shareholders pursuant to the private placement agreements.

•	On May 20, 2025, we issued 249,999 shares of our common stock to two shareholders pursuant to the private placement agreements.

•	On June 1, 2025, we issued an aggregate of 1,500,000 shares of our common stock as consideration to C- Twelve Pty Ltd. pursuant to the terms of a joint development agreement.

•	On June 1, 2025, we issued 350,000 shares of our common stock to our director Karl Strahl pursuant to a director appointment agreement.

II-4

ITEM 16. EXHIBITS

The following is a list of exhibits filed as a part of this registration statement:

Exhibit No.	Exhibit Description
1.1*	Form of Underwriting Agreement
2.1*	Share Sale Agreement dated March 13, 2023, by and between Verde Resources Asia Pacific Limited and Jusra Mining Merapoh Sdn Bhd
2.2*	Shares Sale Agreement dated March 23, 2023, by and between Verde Resources (Malaysia) Sdn Bhd and Murugesu A/L M. Narasimha and Deivamalar A/P Kandiah
3.1*	Amended and Restated Certificate of Incorporation of the Registrant
3.2*	Amended and Restated Bylaws of the Registrant
4.1*	Specimen Common Stock Certificate
4.2*	Form of Underwriter’s Warrant
5.1*	Opinion of [●] as to the legality of the securities being registered
10.1*	Memorandum of Understanding between Verde Renewables, Inc. and Ergon Asphalt & Emulsions, Inc.
10.2*	Joint Development Agreement between Verde Resources, Inc. and C-Twelve Pty Ltd dated May 19, 2025
10.3*	Extension Agreement, dated February 27, 2025, by and between Verde Resources Inc. and C-Twelve Pty Ltd
10.4*	Purchase and Sale Agreement dated January 17, 2025, by and between Verde Estates LLC and TAFleer Properties LLC
10.5*	Consulting Services Agreement dated November 29, 2024, by and between Verde Renewables, Inc. and AUM Media Inc.
10.6*	Service Agreement dated October 22, 2024, by and between Verde Resources, Inc. and GECA Environnement
10.7*	Term Sheet dated October 18, 2024, by and between Verde Resources, Inc. and C-Twelve Pty Ltd.
10.8*	Settlement of Debts Agreement dated March 13, 2023, by and between Verde Resources, Inc., Champmark Sdn Bhd, and Borneo Oil Corporation Sdn Bhd.
10.9*	Promissory Note of Verde Resources, Inc. dated March 13, 2023
10.10*	Supplementary Agreement dated August 16, 2024, to that certain Settlement of Debts Agreement dated March 13, 2023, by and between Verde Resources, Inc. and Borneo Oil Corporation Sdn Bhd
10.11*	Fixed Price Research Agreement dated June 27, 2024, by and between Verde Renewables, Inc. and Auburn University
10.12*	Services Agreements dated April 20, 2024, by and between Verde Resources, Inc. and Dr. Nam Tran and Dr. Raymond Powell
10.13*	Services Agreement dated October 23, 2023, by and between Verde Renewables, Inc. and Donald R. Fosnacht
10.14*	Services Agreement dated December 15, 2022, by and between Verde Resources, Inc. and Looi Pei See
10.15*	Product Distribution Agreement dated November 22, 2022, by and between Verde Life Inc. and Country Farms Sdn Bhd
10.16*	Employment Agreement dated October 1, 2023, by and between Verde Renewables, Inc. and Eric Joseph Brava
10.17*	Offer Letter dated September 30, 2022, by and between Verde Resources, Inc. and Jack Wong
10.18*	Employment Agreement dated July 29th, 2024, by and between Verde Renewables Inc. and Jeremy P. Concannon.
10.19*	Addendum to Employment Agreement dated September 27, 2024, by and between Verde Renewables Inc. and Jeremy P. Concannon
10.20*	Employment Agreement dated April 30, 2025, by and between Verde Renewables Inc. and Sherina Chui.
14.1*	Code of Business Conduct and Ethics
19.1*	Insider Trading Policies and Procedures
21.1*	List of Subsidiaries
23.1*	Consent of J&S Associate PLT
23.2*	Consent of [●] (contained in Exhibit 5.1)
24.1*	Power of Attorney (included on signature page of this Registration Statement)
99.1*	Executive Compensation Clawback Policy
99.2*	Audit Committee Charter
99.3*	Compensation Committee Charter
99.4*	Nominating and Corporate Governance Committee Charter
107*	Filing Fee Table

____________

* To be filed.

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ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers, or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Filing Fee table” in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

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The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of St. Louis, in the State of Missouri on [●], 2025.

VERDE RESOURCES, INC.

By:
Name:	Jack Wong
Title:	Chief Executive Officer

POWER OF ATTORNEY

 KNOW ALL BY THESE PRESENT, that each person whose signature appears below constitutes and appoints each of Jack Wong and Sherina Chui, severally, as his true and lawful attorney-in-fact and agent, with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Executive Officer	[●], 2025
Jack Wong	(Principal Executive Officer)

	Chief Financial Officer	[●], 2025
Sherina Chui	(Principal Financial and Accounting Officer)

	Director	[●], 2025
Karl Strahl
	Director	[●], 2025
Eric Bava

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